REGENERON

PROXY STATEMENT AND NOTICE OF ANNUAL SHAREHOLDER MEETING





2020

REGENERON

PLEASE VIEW OUR 2019 ANNUAL REPORT

investor.regeneron.com/2019AR



PLEASE VIEW OUR 2019 RESPONSIBILITY REPORT

investor.regeneron.com/2019RR



2019
BY THE NUMBERS

200+
peer-reviewed scientific publications

53
countries in which we conducted trials

1M
people sequenced by the Regeneron Genetics Center (as of February 2020)

8,400+
patients enrolled in clinical trials

30M
doses of EYLEA administered from launch through early 2020

80
patient advocacy and professional societies engaged across 20 disease states

20+
investigational medicines in clinical development

13
regulatory approvals in the U.S. and EU

1
of 4 biotechs included in the Dow Jones Sustainability World Index

27,800+
colleague volunteer hours

LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS,

As 2020 began, the world was presented with a major crisis as the SARS-CoV-2 (COVID-19) pandemic spread across the globe. Regeneron mobilized quickly, realizing that we were uniquely suited to bring forward potential solutions. We are extremely proud of how our talented team is responding to this public health challenge. Given our more than 30 years of investment in core technologies that improve the drug discovery and development process, and our track record of success with infectious diseases like Ebola, we are optimistic that we can make a meaningful and timely impact. We have two important COVID-19 research and development efforts ongoing: a global clinical trial of our IL-6 inhibitor Kevzara® (sarilumab) in hospitalized patients with severe or critical COVID-19; and the development of a novel antibody cocktail specifically designed to prevent or treat COVID-19 infection. We will be sharing updates on these programs as quickly as possible over the coming weeks and months.

Now, more than ever, we must remain focused on our mission to repeatedly bring important new medicines to patients with serious diseases. In 2019 we had a year of strong performance and delivery on this mission. We reached more and more patients through newly-approved indications and record growth for our blockbuster treatments EYLEA® (aflibercept) Injection and Dupixent® (dupilumab), made significant advancements throughout our preclinical and clinical pipelines, and delivered a public health breakthrough with an effective treatment for Ebola which is currently under review by the U.S. Food and Drug Administration.

Total revenues for 2019 were $7.9 billion, a 17 percent increase over 2018, which included U.S. EYLEA net product sales of $4.6 billion. Our collaborator Bayer recorded net product sales for EYLEA outside the U.S. of $2.9 billion, bringing EYLEA's total global net product sales to $7.5 billion, a 12 percent increase compared to 2018. These figures show the continuing strength of this important treatment that has had double-digit sales growth for seven years without a single price increase. We remain confident in EYLEA's ability to help even more patients as we expand our leadership position in wet age-related macular degeneration and diabetic eye diseases. Dupixent 2019 global net product sales, which are recorded by Sanofi, were $2.3 billion, an increase of 151 percent over the previous year. We have just begun to tap the potential of this first-in-class treatment option for several Type 2 inflammatory diseases, with many more studies underway.

In part due to Dupixent's strong sales, our antibody collaboration with Sanofi became profitable for the first time in 2019, and we took important additional steps to strengthen Regeneron's financial position. In the second quarter of 2020 we restructured our Antibody Collaboration with Sanofi to enhance profitability further and to simplify the commercial strategy for Praluent® (alirocumab). We will continue to collaborate with Sanofi on studying Kevzara for COVID-19, with Regeneron leading U.S.-based development and Sanofi leading development outside of the United States.

Meanwhile our research and development productivity continues, with notable progress in our growing immuno-oncology portfolio and diversification across the pipeline as a whole. We expanded our clinical program with Libtayo® (cemiplimab-rwlc), a PD-1 inhibitor, and moved multiple bispecific antibodies into the clinic, including the first in a whole new class of co-stimulatory bispecifics, which position us to become a leader in this emerging field. We continue to explore Dupixent in a variety of additional Type 2 inflammatory conditions, with late-stage trials underway in eosinophilic esophagitis, chronic obstructive pulmonary disease, prurigo nodularis, and chronic spontaneous urticaria, as well as earlier studies in grass and food allergies.

From a public health perspective, we made a breakthrough in the fight against the devastating Ebola outbreak in the Democratic Republic of the Congo (DRC) with REGN-EB3's impressive reduction in mortality compared to the prior standard-of-care in the PALM clinical trial. We are applying the same technologies against the novel coronavirus and hope for similar success.

All of this important research and groundbreaking medicine is built on three decades of investment in our *VelociSuite®* technologies. These proprietary end-to-end drug discovery and development tools allow us to quickly identify multiple antibody candidates against diseases – from Ebola to cancer to asthma to rare diseases, such as fibrodysplasia ossificans progressiva. Paired with our excellent clinical development and manufacturing capabilities, the possibilities are truly endless, and we feel that we are just at the beginning of what we can do using the power of science and technology.

Our commitment to continually advancing research through sophisticated and broadly applicable technology propelled our Regeneron Genetics Center® team to the major milestone of sequencing the exomes of over one million people as of February 2020. We are also applying our genetics and biology expertise to explore new modalities that are complementary to our world-class therapeutic antibodies. Key examples include our preclinical work in viral vector and gene therapy technologies, as well as ongoing collaborations with organizations who bring unique expertise in areas like gene silencing, gene editing, and CAR-Ts.

In 2020 and beyond, we will continue to reinvest a significant portion of our growing revenue into our R&D efforts as we believe our scientific innovation and talent are our greatest differentiators. As we look toward the future of Regeneron we have begun to evaluate ex-U.S. commercialization opportunities, starting with exercising our co-commercialization rights for Dupixent in certain countries outside the U.S.

2019 was a busy and successful year for Regeneron, and we believe 2020 will be even more impactful. We will innovate against COVID-19 and the other serious diseases that continue to impact lives, even during a time of pandemic. We have our sights firmly set on the future as we expand the types of ailments we can treat and number of people we can help. The world needs us and the power of science, more than ever.

Sincerely,

P. Roy Vagelos, M.D.
Chairman of the Board

Leonard S. Schleifer, M.D., Ph.D.
Co-Founder, President and Chief Executive Officer

George D. Yancopoulos, M.D., Ph.D.
Co-Founder, President and Chief Scientific Officer

REGENERON

REGENERON PHARMACEUTICALS, INC.

777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2020 Annual Meeting of Shareholders of Regeneron Pharmaceuticals, Inc. (the "Company") will be held on Friday, June 12, 2020, commencing at 10:30 a.m., Eastern Time, virtually via the Internet and at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, New York, for the following purposes:

1 to elect four Class II directors for a three-year term and one Class III director for a one-year term;

2 to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020;

3 to approve the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan;

4 to cast an advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay); and

5 to act upon such other matters as may properly come before the meeting and any adjournment(s) or postponement(s) thereof.

The board of directors has fixed the close of business on April 14, 2020 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment(s) or postponement(s) thereof.

Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), we have elected to use the "Notice and Access" method of providing our proxy materials over the Internet. Accordingly, we will mail, beginning on or about April 24, 2020, a Notice of Internet Availability of Proxy Materials to our shareholders of record and beneficial owners as of the record date (other than (i) those who previously elected to receive proxy materials by e-mail, (ii) those who have previously asked to receive paper copies of the proxy materials, and (iii) shareholders who participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan or the Regeneron Ireland Share Participation Plan). As of the date of mailing of the Notice of Internet Availability of Proxy Materials, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referenced in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials also contains a toll-free telephone number, an e-mail address, and a website where shareholders can request a paper or electronic copy of the proxy statement, our 2019 annual report, and/or a form of proxy relating to the Annual Meeting. These materials are available free of charge. The Notice also contains information on how to access and vote the form of proxy.

Due to concerns regarding the coronavirus outbreak ("COVID-19") and to assist in protecting the health and well-being of our shareholders, directors, and employees, shareholders will be able to attend the meeting and participate electronically as part of the virtual meeting format of the Annual Meeting. This additional means of attending allows shareholders the opportunity to vote their shares on the date of the Annual Meeting even if they are not able or do not wish to attend the meeting in person. In addition, the meeting's virtual attendance option provides shareholders the ability to participate and ask questions during the meeting. As required by New York law, shareholders have the option to attend the Annual Meeting in person. If the legal requirement to include an in-person option is waived by relevant governmental action, we may opt to hold the Annual Meeting as a virtual-only meeting. We may also change the venue for the in-person meeting option if required by the circumstances. In any such case, we would notify our shareholders in advance on our website and by issuing a press release and filing it as additional proxy material with the SEC. We strongly encourage shareholders to attend virtually in light of COVID-19 and public health concerns and to visit our website at **http://newsroom.regeneron.com** for the most up-to-date information on the Annual Meeting, any procedures and limitations concerning in-person attendees, and information regarding any government-imposed limits on public gatherings applicable to the Annual Meeting that may be in effect at that time.

As Authorized by the Board of Directors,



Joseph J. LaRosa
Executive Vice President, General Counsel and Secretary
April 24, 2020

TABLE OF CONTENTS

TABLE OF CONTENTS (CONT.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS AND NON-GAAP FINANCIAL MEASURES: See
Appendix A for important information regarding forward-looking statements and financial measures
not calculated in accordance with U.S. Generally Accepted Accounting Principles contained in this
proxy statement.

PROXY DASHBOARD

GENERAL INFORMATION

Meeting Date:

JUNE 12, 2020

Time:

10:30 A.M., ET

Location:

ONLINE
www.virtualshareholdermeeting.com/REGN2020

OR IN PERSON
Westchester Marriott Hotel
670 White Plains Road
Tarrytown, New York 10591

Record Date:

APRIL 14, 2020

MEETING AGENDA

	Matter	Board Vote Recommendation
1	Election of four Class II directors for a three-year term and one Class III director for a one-year term	**FOR** each director nominee
2	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020	**FOR**
3	Approval of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan	**FOR**
4	Advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay)	**FOR**

PROXY HIGHLIGHTS

WE SEEK YOUR INPUT ON TWO COMPENSATION-RELATED MATTERS

Our mission of long-term commitment to science and innovation has shaped our compensation program, which is designed to sustain our business model and drive our product pipeline. We seek your vote on two compensation-related proposals:

1 Approval of the second amendment and restatement of our long-term incentive plan—see "Proposal No. 3: Second Amendment and Restatement of Long-Term Incentive Plan"; and

2 A non-binding proposal to approve the compensation of our Named Executive Officers—see "Proposal No. 4: Advisory Vote on Compensation of Named Executive Officers (Say on Pay)."

As discussed under "Compensation-Related Matters—Introduction," our compensation model has been instrumental in creating a culture of loyal and motivated employees with an entrepreneurial spirit who are dedicated to the Company's mission to use the power of science to invent medicines for people with serious diseases. As you consider voting on these proposals, please keep in mind the following:

- Our equity compensation program supports all of our employees, not just our Named Executive Officers, with approximately 90% of recent annual equity grants awarded to employees other than our Named Executive Officers.

- We granted performance-based restricted stock units to our CEO and CSO as a component of their 2019 annual equity awards. This and other carefully calibrated changes to our compensation program were based on investor feedback.

- Our 2019 burn rate was at the lowest level in the last seven years due to specific steps we took to manage dilution from equity compensation.

- We are asking our shareholders to approve the same number of shares for equity grants that we requested previously and are committed to ensuring that shares available under our long-term incentive plan will be sufficient for at least three years.

- Our compensation model underpins our strategy of creating and advancing a high-quality, internally developed product pipeline, which delivered six important medicines and eight additional key indications for these products in the past decade.

Your support on each of these proposals will help us continue to develop the product pipeline that drives our performance and to harness the power of science for the benefit of people with serious diseases.

WE SEEK YOUR INPUT ON OUR BOARD

The composition of our board of directors reflects our core principle of "science first": over half of our directors are members of the National Academy of Sciences, and our board members include two Nobel laureates and holders of many scientific awards. By having our board of directors heavily populated with top scientific talent, we signal to our shareholders and employees our seriousness about the Company's dedication to science and its core competencies and primary value driver. Our board also includes individuals with experience building shareholder value through all stages of corporate development, as well as governance, financial, and policy expertise. Five of our board's current 12 members are diverse by gender, race, or national origin.

Please refer to "Proposal No. 1: Election of Directors" for additional information.

WE SEEK RATIFICATION OF OUR AUDITORS

We pay close attention to the requirements applicable to us as a publicly traded company, including those relating to the audit of Regeneron's financial statements by our independent registered public accounting firm, PricewaterhouseCoopers LLP. In this proxy statement, we are asking you to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020.

Please refer to "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm" for additional information.

GENERAL INFORMATION ABOUT THE MEETING

ANNUAL MEETING INFORMATION

When is the Annual Meeting?

June 12, 2020

What time is the Annual Meeting?

10:30 a.m., ET

Where is the Annual Meeting?

Virtually via the Internet at **www. virtualshareholdermeeting.com/REGN2020** and at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, New York 10591. If the legal requirement to include an in-person option is waived by relevant governmental action, we may opt to hold the Annual Meeting as a virtual-only meeting. We may also change the venue for the in-person meeting option if required by the circumstances. In any such case, we would notify our shareholders in advance on our website and by issuing a press release and filing it as additional proxy material with the SEC.

What form of identification do I need to be admitted to the meeting?

Via the Internet. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at **www.virtualshareholdermeeting.com/REGN2020.** To vote during the meeting, you will need the 16-digit control number included on the Notice of Internet Availability of Proxy Materials (the "Notice") or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received.

In person. You will be asked to present valid, government-issued photo identification, such as a driver's license.

Where can I find directions to the in-person Annual Meeting?

Directions to this location are available on our website at **http://newsroom.regeneron.com.** In-person attendance will be subject to any government-imposed limitations on public gatherings then in effect. As noted above, under certain circumstances we may opt to hold the Annual Meeting as a virtual-only meeting. Please refer to our website for the most up-to-date information.

Can I vote at the Annual Meeting?

Only shareholders of record at the close of business on the record date, April 14, 2020, are entitled to vote at the Annual Meeting. As of April 14, 2020, 110,673,311 shares of the Company's common stock, par value $0.001 per share ("common stock"), and 1,848,970 shares of Class A stock, par value $0.001 per share ("Class A stock"), were issued and outstanding. The common stock and the Class A stock vote together on all matters as a single class, with the common stock being entitled to one vote per share and the Class A stock being entitled to ten votes per share.

What is on the agenda for the meeting?

1   Election of four Class II directors for a three-year term and one Class III director for a one-year term

2   Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020

3   Approval of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan

4   Advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay)

Can I ask a question at the Annual Meeting?

Via the Internet. Shareholders who use the 16-digit control number that was furnished to them (either on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received) to log on to the meeting will be able to submit questions during the meeting.

In person. Attendees of the meeting will be given an opportunity to ask questions during a designated question-and-answer period.

VOTING INFORMATION

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

The "Notice and Access" rules of the United States Securities and Exchange Commission (the "SEC") permit us to furnish proxy materials, including this proxy statement, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on February 7, 2020 (the "2019 Annual Report"), to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders received the Notice and will not receive printed copies of the proxy materials unless they request them. This method reduces the environmental impact of the Annual Meeting. The Notice will be mailed beginning on or about April 24, 2020. The Notice includes instructions on how you may access and review all of our proxy materials and the 2019 Annual Report via the Internet. The Notice also includes instructions on how you may vote your shares. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials. Any request to receive proxy materials by mail or e-mail will remain in effect until you revoke it.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by Internet, by requesting and returning a paper proxy card, or by voting at the meeting.

Why did I receive the Notice?

We sent you the Notice regarding this proxy statement because Regeneron's board of directors is asking (technically called soliciting) holders of common stock and Class A stock to provide proxies to be voted at our 2020 Annual Meeting of Shareholders or at any adjournment(s) or postponement(s) of the meeting.

How are proxies voted?

If you vote by proxy in time for it to be voted at the Annual Meeting, one of the individuals named as your proxy will vote your shares as you have directed. If you submit a proxy, but no indication is given as to how to vote your shares as to a proposal, your shares will be voted in the manner recommended by the board of directors. The board of directors knows of no matter, other than those indicated above under "What is on the agenda at the meeting?", to be presented at the Annual Meeting. If any other matter properly comes before the Annual Meeting, the persons named and designated as proxies will vote your shares in their discretion.

Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

Shareholders who previously elected to receive proxy materials by e-mail will not receive a notice in the mail about the Internet availability of the proxy materials. Instead, these shareholders should have received an e-mail with links to the proxy materials and the proxy voting website. Shareholders who have previously asked to receive paper copies of the proxy materials and shareholders who participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan or the Regeneron Ireland Share Participation Plan will receive paper copies of the proxy materials.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders as of the record date of shares of common stock and Class A stock having a majority of the voting power of all shares of common stock and Class A stock outstanding on the record date will constitute a quorum for the transaction of business at the Annual Meeting. Shares held as of the record date by holders who are present or represented by proxy at the Annual Meeting but who have abstained from voting or have not voted with respect to some or all of such shares on any proposal to be voted on at the Annual Meeting will be counted as present for purposes of establishing a quorum.

How can I vote my shares without attending the Annual Meeting?

We recommend that shareholders vote by proxy even if they plan to attend the Annual Meeting via the Internet or in person. If you are a shareholder of record, there are three ways to vote by proxy:

Via the Internet. You may vote by proxy via the Internet by visiting **www.proxyvote.com.** You will need the 16-digit control number included on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received. You may vote via the Internet through 11:59 p.m., Eastern Time, on June 11, 2020.

Via telephone. You may vote by proxy via telephone by calling the toll-free number found on the proxy card or the voting instruction form. You will need the 16-digit control number included on the proxy card or voting instruction form. You may vote via telephone through 11:59 p.m., Eastern Time, on June 11, 2020.

By mail. If you received printed copies of the proxy materials, you may vote by proxy by completing the proxy card or voting instruction form and returning it in the envelope provided.

How can I attend and vote at the Annual Meeting?

Via the Internet. You may vote via the Internet at **www.virtualshareholdermeeting.com/REGN2020** where you will be able to vote during the meeting. Shareholders who use the 16-digit control number that was furnished to them (either on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received) to log on to the meeting will be able to vote during the meeting.

In person. If you are a shareholder of record, you may vote in person at the Annual Meeting. The Company will give you a ballot when you arrive. If you are a beneficial owner of shares held in the name of your bank, broker, or other nominee, or in "street name," to vote in person at the Annual Meeting you must obtain from your nominee and bring to the meeting a "legal proxy" authorizing you to vote such shares held as of the record date. We recommend you vote by proxy even if you plan to attend the meeting. So long as you meet the applicable requirements, you can always change your vote at the meeting. Instructions on voting by proxy are included below. As noted above, under certain circumstances we may opt to hold the Annual Meeting as a virtual-only meeting. Please refer to our website for the most up-to-date information.

What if during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the meeting time, please call the technical support number that will be posted at **www.virtualshareholdermeeting.com/REGN2020.**

If I am a Regeneron employee or former employee, how do I vote shares in the Company Stock Fund in my 401(k) account or in the Regeneron Ireland Share Participation Plan?

If you participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan, you may provide voting instructions to Fidelity Management Trust Company, the plan's trustee, (1) through the Internet at **www.proxyvote.com** by 11:59 p.m., Eastern Time, on June 9, 2020, (2) by calling 1-800-690-6903 by 11:59 p.m., Eastern Time, on June 9, 2020, or (3) by returning your completed proxy card by mail. The trustee will vote your shares in accordance with your instructions. If you do not provide timely voting instructions to the trustee, the trustee will vote your shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in the plan.

If you participate and hold shares of common stock in the Regeneron Ireland Share Participation Plan, you may provide voting instructions to Mercer Ireland Limited, who administers the Plan on behalf of Irish Pensions Trust Limited, the trustees of the Plan. You will receive a voting instruction form by mail sent directly to your home address, which you should complete, sign, and return to Mercer by mail using the enclosed pre-paid envelope or as an e-mail attachment in accordance with the instructions provided by Mercer.

Can I change my vote or revoke my proxy?

Yes. You may change your vote or revoke your proxy at any time before the proxy is exercised by voting again electronically through the Internet or by telephone, by mailing a new proxy card or voting instruction form, or by attending the Annual Meeting and voting. If you are a record holder, you may also revoke your proxy by filing with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy you previously submitted. Attendance at the Annual Meeting will not have the effect of revoking a proxy unless you are a record holder and give written notice of revocation to the Secretary of the Company before the proxy is exercised or you vote at the Annual Meeting. If you hold your shares through a broker, bank, or other nominee in "street name," you will need to contact them or follow the instructions in the voting instruction form used by the firm that holds your shares to revoke your proxy. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted.

Who solicits proxies and bears the cost of solicitation?

Solicitation of proxies may be made by mail, in person, or by telephone by officers, directors, and other employees of the Company and by employees of the Company's transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), and employees of Broadridge Financial Solutions, Inc. ("Broadridge"). We will reimburse AST, Broadridge, and our banks, brokers, and other custodians, nominees, and fiduciaries for their respective reasonable costs in the preparation and mailing of proxy materials to shareholders. In addition, we have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies and provide related advice and informational support for a service fee of $25,000 and the reimbursement of customary disbursements and expenses. We will bear all costs of the solicitation of proxies.

What are the board's recommendations?

The board of directors recommends that you vote:

 **FOR** election of each of the four nominated Class II directors and the one nominated Class III director (Proposal No. 1);

 **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2020 (Proposal No. 2);

 **FOR** approval of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (Proposal No. 3); and

 **FOR** approval of the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say on pay) (Proposal No. 4).

What vote is required to approve each proposal?

The following table summarizes the voting requirements applicable to the proposals to be voted on at the Annual Meeting:

Proposal	Vote Required	Effect of Abstentions*	Broker Discretionary Voting Allowed?+
1 Election of Directors	Majority of the votes cast. In accordance with our director resignation policy, an incumbent director who fails to receive the required number of votes in an uncontested election will be required to tender his or her resignation to the Chairman of the board of directors for consideration by the Corporate Governance and Compliance Committee.	No effect — not considered votes cast on this proposal	No — brokers without voting instructions will not be able to vote on this proposal
2 Ratification of the Appointment of PricewaterhouseCoopers LLP	Majority of the votes cast	No effect — not considered votes cast on this proposal	Yes — brokers without voting instructions will have discretionary authority to vote
3 Approval of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan	Majority of the votes cast	No effect — not considered votes cast on this proposal	No — brokers without voting instructions will not be able to vote on this proposal
4 Say on Pay	Non-binding, advisory proposal. We will consider the matter approved if it receives the affirmative vote of a majority of the votes cast	No effect — not considered votes cast on this proposal	No — brokers without voting instructions will not be able to vote on this proposal

* As noted above, abstentions will be counted as present for purposes of establishing a quorum at the Annual Meeting.

+ Only relevant if you are the beneficial owner of shares held in "street name." If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

If any other matter is properly brought before the Annual Meeting, such matter also will be determined by the affirmative vote of a majority of the votes cast at the Annual Meeting.

Please note that cameras, other photographic equipment, or audio or video recording devices will not be permitted to be used by any in-person attendees of the Annual Meeting.

INFORMATION ABOUT REGENERON

If you would like to learn more about Regeneron, please visit our website at www.regeneron.com. The topics discussed on our website include:

- Working at Regeneron
- Our Science Research Mentorship Program
- The Regeneron Science Talent Search
- The Regeneron International Science and Engineering Fair
- The Regeneron DNA Learning Center
- STEM Teaching Fellowship

- Our Graduate Internship Program
- Our Post-doctoral Training Program
- Regeneron employee volunteer programs
- Our patient support programs
- Our environmental sustainability efforts
- Our commitment to global transparency



From Left: N. Anthony Coles, M.D. / Arthur F. Ryan / Michael S. Brown, M.D. / George L. Sing / Bonnie L. Bassler, Ph.D. / Leonard S. Schleifer, M.D., Ph.D. / P. Roy Vagelos, M.D. / George D. Yancopoulos, M.D., Ph.D. / Christine A. Poon / Joseph L. Goldstein, M.D. / Huda Y. Zoghbi, M.D. / Marc Tessier-Lavigne, Ph.D.

BOARD OF DIRECTORS

MEET THE BOARD

As the first substantive order of business at the 2020 Annual Meeting, you have an opportunity to vote on five members of our board of directors. This is the right starting point not only because the board oversees Regeneron, but because understanding the Regeneron board leads to a better understanding of the Company and its business model.

As our President and CEO has observed, “Our dream when we started Regeneron was to build a company where the scientists would be the heroes.” The composition of Regeneron’s board reflects this founding principle: over half of our directors are members of the National Academy of Sciences, and our board members include two Nobel laureates and holders of many scientific awards. In addition, the board includes individuals with experience building shareholder value through all stages of corporate development. Various members bring substantial governance experience gained from service on other boards and others bring financial, policy, and management expertise. Five of our board’s current 12 members are diverse by gender, race, or national origin.

The five members of our board of directors nominated for reelection at the 2020 Annual Meeting are N. Anthony Coles, M.D., Joseph L. Goldstein, M.D., Christine A. Poon, P. Roy Vagelos, M.D., and Huda Y. Zoghbi, M.D., all of whom currently are Class II directors. Consistent with Article VI of the Company’s Certificate of Incorporation and Section 704 of the New York Business Corporation Law, the board of directors has determined that it would be in the best interests of the Company and its shareholders to apportion the directorships equally among the three classes of the board so that each class consists of four directors. To effect this equal apportionment, the board of directors, upon recommendation of the Corporate Governance and Compliance Committee, has nominated for election at the 2020 Annual Meeting Joseph L. Goldstein, M.D., Christine A. Poon, P. Roy Vagelos, M.D., and Huda Y. Zoghbi, M.D. as Class II Directors for a three-year term expiring at the 2023 Annual Meeting and N. Anthony Coles, M.D. as a Class III Director for a one-year term expiring at the 2021 Annual Meeting.

The table below summarizes key qualifications, skills, or attributes most relevant to the decision to nominate the director to serve on the board of directors. A mark indicates a specific area of focus or expertise on which the board of directors relies most. The lack of a mark does not mean the director does not possess that qualification or skill. Each director biography below describes these qualifications and relevant experience in more detail. We believe the table below demonstrates the breadth and diversity of the collective experience, expertise, and skills of our board of directors.

Experience, Expertise, or Attribute	Bonnie L. Bassler, Ph.D.	Michael S. Brown, M.D.	N. Anthony Coles, M.D.	Joseph L. Goldstein, M.D.	Christine A. Poon	Arthur F. Ryan	Leonard S. Schleifer, M.D., Ph.D.	George L. Sing	Marc Tessier-Lavigne, Ph.D.	P. Roy Vagelos, M.D.	George D. Yancopoulos, M.D., Ph.D.	Huda Y. Zoghbi, M.D.
Industry Experience	●	●	●	●	●	●	●	●	●	●	●	
Executive/Leadership Experience	●	●	●	●	●	●	●	●	●	●	●	●
Science/Biotech Background	●	●	●	●	●		●	●	●	●	●	●
Research/Academic Experience	●	●	●	●	●		●		●	●	●	●
Business Strategy/ Operations Experience			●		●	●	●	●	●	●	●	
Financial Expertise			●		●	●	●	●		●		
Public Company CEO Experience			●			●	●			●		
National Academy of Sciences Membership	●	●		●					●	●	●	●

NOMINEES FOR CLASS II DIRECTORS
FOR ELECTION AT THE 2020 ANNUAL MEETING FOR A TERM EXPIRING AT THE 2023 ANNUAL MEETING[1]

JOSEPH L. GOLDSTEIN, M.D.



Director since: 1991
Age: 79
Independent

Scientific Society Memberships
- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London

Experience and Qualifications

Dr. Goldstein has been a Professor of Molecular Genetics and Internal Medicine and the Chairman of the Department of Molecular Genetics at The University of Texas Southwestern Medical Center at Dallas since 1977. Dr. Goldstein is a member of the National Academy of Sciences, the National Academy of Medicine, and the Royal Society of London. He also serves on the Boards of Trustees of The Rockefeller University and the Howard Hughes Medical Institute. Drs. Goldstein and Brown jointly received the Nobel Prize for Physiology or Medicine in 1985 and the U.S. National Medal of Science in 1988.

Dr. Goldstein's extensive research experience, his distinguished scientific and academic credentials, including his receipt of the Nobel Prize for Physiology or Medicine in 1985, and his substantial understanding of the Company gained through his service as a director since 1991, led to the board's decision to nominate Dr. Goldstein for reelection to the board.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Compensation Committee	**5/6***
Corporate Governance and Compliance Committee	**2/2***
Technology Committee	**4/4**

* Dr. Goldstein was elected as a member of the Corporate Governance and Compliance Committee on June 14, 2019 and ceased to serve as a member of the Compensation Committee at such time.

Prior Voting Results—2017

For	**84.6%**
Against	**15.4%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**9,000**
Options	**38,554**
Restricted Stock Units ("RSUs")	**465**

1 Biographical information is given, as of April 14, 2020, for each nominee and for each of the other directors whose term of office will continue after the 2020 Annual Meeting. All the nominees are presently directors and were previously elected by the shareholders. None of the corporations or other organizations referred to below with which a director has been or is currently employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.

CHRISTINE A. POON



Director since: 2010
Age: 67
Independent

Other Public Boards
- Prudential Financial, Inc.
- The Sherwin-Williams Company
- Royal Philips Electronics

Experience and Qualifications

Ms. Poon is an Executive-in-Residence in the Department of Management and Human Resources at The Max M. Fisher College of Business at The Ohio State University, where she served as Dean and the John W. Berry, Sr. Chair in Business from 2009 to 2014. Prior to joining Fisher, Ms. Poon spent eight years at Johnson & Johnson, most recently as vice chairman and worldwide chairman of pharmaceuticals. At Johnson & Johnson, she served on the company's board of directors and executive committee and was responsible for managing the pharmaceutical businesses of the company. Prior to joining Johnson & Johnson, Ms. Poon spent 15 years at Bristol-Myers Squibb Company, a global pharmaceutical company, where she held senior leadership positions including president of international medicines and president of medical devices. Ms. Poon serves on the boards of directors of Prudential Financial, Inc. and The Sherwin-Williams Company and the Supervisory Board of Royal Philips Electronics.

Ms. Poon's extensive expertise in domestic and international business operations, including sales and marketing and commercial operations, and her deep strategic and operational knowledge of the pharmaceutical industry, led to the board's decision to nominate Ms. Poon for reelection to the board.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Compensation Committee (Chairperson)	**14/14**
Corporate Governance and Compliance Committee	**5/5**

Prior Voting Results—2017

For	**84.0%**
Against	**16.0%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**790**
Options	**120,834**
RSUs	**465**

P. ROY VAGELOS, M.D.



Director since: 1995
Age: 90

Scientific Society Memberships
- The National Academy of Sciences
- The National Academy of Medicine
- The American Philosophical Society

Experience and Qualifications

Prior to joining Regeneron, Dr. Vagelos was Chairman of the Board and Chief Executive Officer of Merck & Co., Inc., a global pharmaceutical company. He joined Merck in 1975, became a director in 1984, President and Chief Executive Officer in 1985, and Chairman in 1986. Dr. Vagelos retired from all positions with Merck in 1994. Dr. Vagelos served on the board of directors of Theravance, Inc. from 1996 to 2010. Dr. Vagelos is a member of the National Academy of Sciences, the National Academy of Medicine, and the American Philosophical Society. During his tenure as Chairman of Regeneron and previously as Chairman and Chief Executive Officer of Merck, Dr. Vagelos developed an extensive understanding of the complex business, operational, scientific, regulatory, and commercial issues facing the pharmaceutical industry.

Dr. Vagelos's tenure and experience with the Company and Merck, his extensive knowledge of the pharmaceutical industry, his substantial leadership experience, and his significant understanding of the Company led to the board's decision to nominate Dr. Vagelos for reelection to the board.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Technology Committee	**4/4**

Prior Voting Results—2017

For	**99.5%**
Against	**0.5%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**675,911**
Options	**1,145,495**

HUDA Y. ZOGHBI, M.D.



Director since: 2016
Age: 65
Independent

Scientific Society Memberships
- The National Academy of Sciences
- The Institute of Medicine
- The American Association for the Advancement of Science

Experience and Qualifications

Dr. Zoghbi is currently a professor in the departments of Pediatrics, Molecular and Human Genetics, and Neurology and Neuroscience at Baylor College of Medicine, the director of the Jan and Dan Duncan Neurological Research Institute at Texas Children's Hospital, and an investigator of the Howard Hughes Medical Institute. She has been elected to the National Academy of Sciences, the Institute of Medicine, and the American Association for the Advancement of Science, and has been awarded numerous recognitions for her work, including the Pearl Meister Greengard Prize, the March of Dimes Prize in Developmental Biology, and the Vanderbilt Prize in Biomedical Science.

Dr. Zoghbi earned her B.Sc. from the American University of Beirut, received her M.D. from Meharry Medical College in Nashville, Tennessee, and completed her pediatrics residency and a joint residency in neurology and pediatric neurology at Baylor College of Medicine, where she then pursued postdoctoral research training in molecular genetics.

Dr. Zoghbi's extensive research experience and her scientific and academic career and accomplishments led to the board's decision to nominate Dr. Zoghbi for reelection to the board.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Compensation Committee	**14/14**
Technology Committee	**4/4**

Prior Voting Results—2017

For	**97.7%**
Against	**2.3%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**0**
Options	**28,465**
RSUs	**465**

NOMINEE FOR CLASS III DIRECTOR
FOR ELECTION AT THE 2020 ANNUAL MEETING FOR A TERM EXPIRING AT THE 2021 ANNUAL MEETING

N. ANTHONY COLES, M.D.



Director since: 2017
Age: 59
Independent

Other Public Boards
• McKesson Corporation

Experience and Qualifications

Dr. Coles has served as the Executive Chairman and Chief Executive Officer of Cerevel Therapeutics, LLC, a Bain-portfolio biotechnology company specializing in the development of new therapies for diseases of the central nervous system, since 2019. Previously, from 2014 to 2019, Dr. Coles served as Chief Executive Officer of Yumanity Therapeutics, LLC, a private company focused on transforming drug discovery for neurodegenerative diseases, and continues to serve as the Executive Chairman of the Board. From 2013 to 2014, Dr. Coles served as Chairman and CEO of TRATE Enterprises LLC, a privately held company. Dr. Coles served as President, Chief Executive Officer and Chairman of the Board of Onyx Pharmaceuticals, Inc., a biopharmaceutical company, from 2012 until 2013, having served as its President, Chief Executive Officer, and a member of its board of directors from 2008 until 2012. Prior to joining Onyx in 2008, he was President, Chief Executive Officer, and a member of the board of directors of NPS Pharmaceuticals, Inc., a biopharmaceutical company. Before joining NPS in 2005, he served in various leadership positions in the biopharmaceutical and pharmaceutical industries, including at Merck & Co., Inc., Bristol-Myers Squibb Company, and Vertex Pharmaceuticals Incorporated. In addition to having previously served as a director of Onyx and NPS, he was formerly a director of Laboratory Corporation of America Holdings, Campus Crest Communities, Inc., and CRISPR Therapeutics AG.

Dr. Coles has been a director of McKesson Corporation since April 2014 and serves on the Compensation Committee and the Finance Committee of its board of directors.

The experience of Dr. Coles as a seasoned executive and corporate director with extensive knowledge of highly regulated biopharmaceutical and pharmaceutical companies, as well as his in-depth knowledge and understanding of the regulatory environment in which Regeneron operates, led to the board's decision to nominate Dr. Coles for reelection to the board.

Board and Committee Membership—2019 Attendance

Board of Directors	**5/6**
Audit Committee	**8/9**

Prior Voting Results—2017

For	**99.7%**
Against	**0.3%**

Regeneron Common Stock Beneficially Owned as of April 14, 2020

Common Stock	**0**
Options	**23,370**
RSUs	**465**

CLASS III DIRECTORS CONTINUING IN OFFICE
TERM EXPIRES AT THE 2021 ANNUAL MEETING

ARTHUR F. RYAN



Director since: 2003
Age: 77
Independent

Other Public Boards
- Citizens Financial Group, Inc. (until 2019)

Experience and Qualifications

In 2008, Mr. Ryan retired as the Chairman of the Board of Prudential Financial, Inc., one of the largest diversified financial institutions in the world. He served as Chief Executive Officer of Prudential until 2007. Prior to joining Prudential in 1994, Mr. Ryan served as President and Chief Operating Officer of Chase Manhattan Bank since 1990. Mr. Ryan managed Chase's worldwide retail bank between 1984 and 1990. From 2008 to 2013, Mr. Ryan served as a non-executive director of the Royal Bank of Scotland Group plc. From 2009 to 2019, Mr. Ryan served as a director of Citizens Financial Group, Inc., a retail bank holding company that became publicly traded in 2014, and also served as its lead director, chair of the Compensation and Human Resources Committee, and a member of the Nominating and Corporate Governance Committee.

Mr. Ryan's substantial leadership experience as a chief executive officer of leading companies in the banking and insurance industries, and his extensive business experience and financial expertise, led the board to conclude that Mr. Ryan should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Audit Committee	**9/9**
Corporate Governance and Compliance Committee (Chairman)	**5/5**

Prior Voting Results—2018

For	**88.8%**
Against	**11.2%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**28,300**
Options	**52,054**
RSUs	**465**

GEORGE L. SING



Director since: 1988
Age: 70
Independent

Experience and Qualifications

Since 1998, Mr. Sing has been a Managing Director of Lancet Capital, a venture capital investment firm in the healthcare field. In addition, since 2016, Mr. Sing has served as Chief Executive Officer of GanD, Inc., a biomedical drug development company. From 2004 to 2015, Mr. Sing served as Chief Executive Officer of Stemnion, Inc. (currently known as Noveome Biotherapeutics, Inc.), a biomedical company in the regenerative medicine field.

Mr. Sing's extensive healthcare and financial expertise as a healthcare venture capital investor and biomedical company chief executive officer, his executive leadership experience, and his substantial knowledge of the Company led the board to conclude that Mr. Sing should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Audit Committee (Chairman)	**9/9**
Compensation Committee	**14/14**

Prior Voting Results—2018

For	**64.0%**
Against	**36.0%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**129,872**
Options	**93,804**
RSUs	**465**

MARC TESSIER-LAVIGNE, PH.D.



Director since: 2011
Age: 60
Independent

Scientific Society Memberships
- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London
- The Royal Society of Canada

Other Public Boards
- Denali Therapeutics Inc.

Experience and Qualifications

Dr. Tessier-Lavigne has been the President of Stanford University since 2016. Before assuming his role at Stanford, he served as the President of The Rockefeller University and a Carson Family Professor and head of the Laboratory of Brain Development at The Rockefeller University from 2011. Previously, he served as Executive Vice President and Chief Scientific Officer at Genentech, Inc., which he joined in 2003. He was a professor at Stanford University from 2001 to 2003 and at the University of California, San Francisco from 1991 to 2001. Dr. Tessier-Lavigne is a member of the National Academy of Sciences, the National Academy of Medicine, and a fellow of the Royal Societies of London and Canada. Dr. Tessier-Lavigne is a member of the Board of Directors of Denali Therapeutics Inc., and previously served on the board of directors of Pfizer Inc., Agios Pharmaceuticals, Inc., and Juno Therapeutics, Inc.

Dr. Tessier-Lavigne's distinguished scientific and academic background, and his significant industry experience, including experience in senior scientific leadership roles at a leading biopharmaceutical company, led the board to conclude that Dr. Tessier-Lavigne should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Technology Committee	**4/4**

Prior Voting Results—2018

For	**94.8%**
Against	**5.2%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**1,187**
Options	**66,304**
RSUs	**465**

CLASS I DIRECTORS CONTINUING IN OFFICE
TERM EXPIRES AT THE 2022 ANNUAL MEETING

BONNIE L. BASSLER, PH.D.



Director since: 2016

Age: 57

Independent

Scientific Society Memberships

- The National Academy of Sciences
- The American Academy of Arts and Sciences
- The Royal Society of London
- The American Philosophical Society

Other Public Boards

- Kaleido Biosciences, Inc.

Experience and Qualifications

Dr. Bassler is currently the Chair of the Department of Molecular Biology and the Squibb Professor in Molecular Biology at Princeton University, and a Howard Hughes Medical Institute Investigator. Dr. Bassler has previously served as the President of the American Society for Microbiology, as well as on the boards for the American Association for the Advancement of Science, the National Science Foundation, and the American Academy of Microbiology. She has been elected to the National Academy of Sciences, the American Academy of Arts and Sciences, the Royal Society of London, and the American Philosophical Society, and has received many scientific honors, including a MacArthur Foundation Fellowship, the Lounsbery Award, and the Shaw Prize for Life Science and Medicine. Dr. Bassler received her B.Sc. from the University of California, Davis, and her Ph.D. in Biochemistry from Johns Hopkins University. She served as a Postdoctoral Fellow and Research Scientist at the Agouron Institute in La Jolla, California, before becoming a faculty member at Princeton University. Dr. Bassler served as a director of Sanofi from November 2014 to July 2016 and currently serves on the board of directors of Kaleido Biosciences, Inc.

Dr. Bassler's extensive research experience and her scientific and academic career and accomplishments, as well as her experience as a corporate director, led the board to conclude that Dr. Bassler should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Corporate Governance and Compliance Committee	**5/5**
Technology Committee	**4/4**

Prior Voting Results—2019

For	**75.4%**
Against	**24.6%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**0**
Options	**28,465**
RSUs	**465**

MICHAEL S. BROWN, M.D.



Director since: 1991
Age: 79
Independent

Scientific Society Memberships
- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London

Experience and Qualifications

Dr. Brown holds the Distinguished Chair in Biomedical Sciences, a position he has held since 1989, and is a Regental Professor of Molecular Genetics and Internal Medicine, and the Director of the Jonsson Center for Molecular Genetics, at The University of Texas Southwestern Medical Center at Dallas, positions he has held since 1985. Drs. Brown and Goldstein jointly received the Nobel Prize for Physiology or Medicine in 1985 and the U.S. National Medal of Science in 1988. Dr. Brown is a member of the National Academy of Sciences, the National Academy of Medicine, and Foreign Member of the Royal Society of London. Dr. Brown retired as a member of the board of directors of Pfizer Inc. in 2012.

Dr. Brown's distinguished scientific and academic background, including his receipt of the Nobel Prize for Physiology or Medicine in 1985, and his significant industry experience gained through his service on the board of directors of the Company and of a leading pharmaceutical company, led the board to conclude that Dr. Brown should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**6/6**
Corporate Governance and Compliance Committee	**5/5**
Technology Committee (Chairman)	**4/4**

Prior Voting Results—2019

For	**70.7%**
Against	**29.3%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Common Stock	**17,349**
Options	**38,804**
RSUs	**465**

LEONARD S. SCHLEIFER, M.D., PH.D.



Director since: 1988
Age: 67

Experience and Qualifications

Dr. Schleifer founded the Company in 1988, has been a Director and its President and Chief Executive Officer since its inception, and served as Chairman of the Board from 1990 through 1994. Dr. Schleifer, together with Regeneron's founding scientist, Dr. Yancopoulos, built and has managed the Company over the past 32 years. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology. With over 30 years of experience as Chief Executive Officer of the Company, Dr. Schleifer brings to the board an incomparable knowledge of the Company, significant leadership experience, and an in-depth understanding of the complex research, drug development, and business issues facing companies in the biopharmaceutical industry.

Dr. Schleifer's significant industry and leadership experience, as well as his extensive knowledge of the Company, led the board to conclude that Dr. Schleifer should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**5/6**
Technology Committee	**4/4**

Prior Voting Results—2019

For	**83.8%**
Against	**16.2%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Class A Stock	**1,726,565**
Common Stock	**580,315**
Options	**1,820,844**

GEORGE D. YANCOPOULOS, M.D., PH.D.



Director since: 2001
Age: 60

Scientific Society Memberships
- The National Academy of Sciences

Experience and Qualifications

Dr. Yancopoulos joined Dr. Schleifer in 1989 as founding scientist of the Company, and together they built and have managed the Company since then. Dr. Yancopoulos is currently President and Chief Scientific Officer, and has served on the board since 2001.

He received his M.D. and Ph.D. from Columbia University. Dr. Yancopoulos was the 11th most highly cited scientist in the world in the 1990s, and in 2004 he was elected to be a member of the National Academy of Sciences. Dr. Yancopoulos, together with key members of his team, is a principal inventor and/or developer of the seven FDA-approved drugs the Company has developed, EYLEA® (aflibercept) Injection, Praluent® (alirocumab), Dupixent® (dupilumab), Kevzara® (sarilumab), Libtayo® (cemiplimab), ZALTRAP® (ziv-aflibercept) Injection for Intravenous Infusion, and ARCALYST® (rilonacept) Injection for Subcutaneous Use, as well as of its foundation technologies, including the TRAP technology, *VelociGene®*, and *VelocImmune®*. As one of the few members of the National Academy of Sciences from industry and as an author of a substantial number of scientific publications, Dr. Yancopoulos has a distinguished record of scientific expertise. Dr. Yancopoulos also brings to the board his experience in building and managing the Company, his in-depth knowledge of the Company's technologies and research and development programs, and his proven track-record for envisioning successful long-term strategic directions and opportunities.

Dr. Yancopoulos's significant industry and scientific experience, as well as his extensive knowledge of the Company, led the board to conclude that Dr. Yancopoulos should serve as a director.

Board and Committee Membership—2019 Attendance

Board of Directors	**5/6**
Technology Committee	**4/4**

Prior Voting Results—2019

For	**83.7%**
Against	**16.3%**

Regeneron Securities Beneficially Owned as of April 14, 2020

Class A Stock	**42,750**
Common Stock	**1,105,698**
Options	**1,371,988**

BOARD COMMITTEES

The board has a standing Audit Committee, Compensation Committee, and Corporate Governance and Compliance Committee, each of which is comprised entirely of independent directors. The Corporate Governance and Compliance Committee is responsible for reviewing and recommending for the board's selection candidates to serve on our board of directors and for overseeing all aspects of the Company's compliance program other than financial compliance. The board also has a standing Technology Committee. The board has adopted charters for the Audit Committee, Compensation Committee, Corporate Governance and Compliance Committee, and Technology Committee, current copies of which are available on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page.

We show below information on the membership, key functions, and number of meetings of each board committee during 2019.

AUDIT COMMITTEE

Members

George L. Sing, *Chairman*
N. Anthony Coles, M.D.
Arthur F. Ryan

Number of Meetings Held in 2019

9

Key Functions

- Select the independent registered public accounting firm, review and approve its engagement letter, and monitor its independence and performance.

- Review the overall scope and plans for the annual audit by the independent registered public accounting firm.

- Approve performance of non-audit services by the independent registered public accounting firm and evaluate the performance and independence of the independent registered public accounting firm.

- Review and approve the Company's periodic financial statements and the results of the year-end audit.

- Review and discuss the adequacy and effectiveness of the Company's accounting and internal control policies and procedures.

- Evaluate the internal audit process for establishing the annual audit plan; review and approve the appointment and replacement of the Company's Chief Audit Executive, if applicable, and any outside entities providing internal audit services and evaluate their performance on an annual basis.

- Review the independent registered public accounting firm's recommendations concerning the Company's financial practices and procedures.

- Oversee the Company's risk management program.

- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

- Review and approve any related person transaction.

- Prepare an annual report of the Audit Committee for inclusion in the Company's proxy statement.

COMPENSATION COMMITTEE

Members

Christine A. Poon, *Chairperson*

Joseph L. Goldstein, M.D.
(until June 14, 2019)

George L. Sing

Huda Y. Zoghbi, M.D.

Number of Meetings Held in 2019

14

Key Functions

- Evaluate the performance of the Chief Executive Officer and other executive officers of the Company.

- Recommend compensation for the Chief Executive Officer for approval by the non-employee members of the board of directors.

- Approve compensation for other executive officers.

- Approve the total compensation budget for all Company employees.

- Oversee the Company's compensation and benefit philosophy and programs generally.

- Review and approve annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer and the goals and objectives of the Company's executive compensation programs.

- Review and approve the Compensation Discussion and Analysis to be included in the Company's proxy statement.

- Prepare an annual report of the Compensation Committee for inclusion in the Company's proxy statement.

CORPORATE GOVERNANCE AND COMPLIANCE COMMITTEE

Members

Arthur F. Ryan, *Chairman*

Bonnie L. Bassler, Ph.D.

Michael S. Brown, M.D.

Joseph L. Goldstein, M.D.
(since June 14, 2019)

Christine A. Poon

Number of Meetings Held in 2019

5

Key Functions

- Identify qualified individuals to become members of the board and recommend such candidates to the board.

- Assess the functioning of the board and its committees and make recommendations to the board concerning the appropriate size, function, and needs of the board.

- Review, and make recommendations to the board regarding, non-employee director compensation.

- Make recommendations to the board regarding corporate governance matters and practices.

- Oversee all aspects of the Company's comprehensive compliance program other than financial compliance.

- Oversee the Company's key corporate responsibility initiatives and conduct a periodic review of environmental, social, and governance matters.

TECHNOLOGY COMMITTEE

Members

Michael S. Brown, M.D., *Chairman*

Bonnie L. Bassler, Ph.D.

Joseph L. Goldstein, M.D.

Marc Tessier-Lavigne, Ph.D.

P. Roy Vagelos, M.D.

Huda Y. Zoghbi, M.D.

Leonard S. Schleifer, M.D., Ph.D.[+]

George D. Yancopoulos, M.D., Ph.D.[+]

Number of Meetings Held in 2019

4

Key Functions

- Review and evaluate the Company's research and clinical development programs, plans, and policies.

[+] *Ex Officio* Member.

BOARD GOVERNANCE

BOARD STRUCTURE

Pursuant to the Company's Certificate of Incorporation, the board of directors is divided into three classes, denominated Class I, Class II, and Class III, with members of each class holding office for staggered three-year terms. There are currently four members in Class I, five members in Class II, and three members in Class III. As discussed above, the board of directors has determined that it would be in the best interests of the Company and its shareholders to apportion the directorships equally among the three classes of the board so that each class consist of four directors. This equal apportionment will be effected at the 2020 Annual Meeting if all of the nominees for Class II Director and Class III Director are elected at the 2020 Annual Meeting. The respective terms of the directors expire (in all cases, subject to the election and qualification of their successors and to their earlier death, resignation, or removal) as follows:

- The terms of the Class I Directors expire at the 2022 Annual Meeting;
- The terms of the Class II Directors expire at the 2020 Annual Meeting; and
- The terms of the Class III Directors expire at the 2021 Annual Meeting.

Dr. Coles is Sanofi's designee to the board of directors in accordance with the Amended and Restated Investor Agreement between us and Sanofi described under "Certain Relationships and Related Transactions—Transactions with Related Persons—Amended and Restated Investor Agreement with Sanofi; 2018 Letter Agreement."

BOARD MEETINGS AND ATTENDANCE OF DIRECTORS

The board held six regular meetings in 2019. All directors attended at least 75% of the total number of meetings of the board and committees of the board on which they served. According to the Regeneron Board of Directors Corporate Governance Guidelines, board members are expected to attend the Company's Annual Meeting of Shareholders. All of the directors then in office (other than Dr. Coles, who was excused due to an unplanned personal matter) attended our 2019 Annual Meeting of Shareholders.

PROCEDURES RELATING TO NOMINEES; BOARD SUCCESSION PLANNING

The Corporate Governance and Compliance Committee will consider a nominee for election to the board of directors recommended by a shareholder of record if the shareholder submits the recommendation in compliance with the requirements of our Guidelines Regarding Director Nominations, which are available on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page.

In considering potential candidates for the board of directors, the Corporate Governance and Compliance Committee considers factors such as whether or not a potential candidate: (1) possesses relevant expertise; (2) brings skills and experience complementary to those of the other members of the board; (3) has sufficient time to devote to the affairs of the Company; (4) has demonstrated excellence in his or her field; (5) has the ability to exercise sound business judgment; (6) has the commitment to rigorously represent the long-term interests of the Company's shareholders; (7) possesses a diverse background and experience, including with respect to race, age, and gender; and (8) such other factors as the Corporate Governance and Compliance Committee may determine from time to time.

Candidates for director are reviewed in the context of the current composition of the board of directors, the operating requirements of the Company, and the long-term interests of shareholders. In conducting the assessment, the Committee considers the individual's independence, experience, skills, background, and diversity, including with respect to race, age, and gender, along with such other factors as it deems appropriate, given the current needs of the board and the Company to maintain a balance of knowledge, experience, and capabilities. When recommending a slate of director nominees each year, the Corporate Governance and Compliance Committee reviews the current composition of the board of directors in order to recommend a slate of directors who, with the continuing directors, will provide the board with the requisite diversity of skills, expertise, experience, and viewpoints necessary to effectively fulfill its duties and responsibilities.

In the case of an incumbent director whose term of office is set to expire, the Corporate Governance and Compliance Committee reviews such director's overall service to the Company during the director's term and also considers the director's interest in continuing as a member of the board. In the case of a new director candidate, the Corporate Governance and Compliance Committee also reviews whether the nominee is "independent," based on our Corporate Governance Guidelines, applicable listing standards of the Nasdaq Stock Market LLC, and applicable SEC and other relevant rules and regulations, if necessary.

The Corporate Governance and Compliance Committee may employ a variety of methods for identifying and evaluating nominees for the board of directors. In addition, the Corporate Governance and Compliance Committee may consider candidates recommended by other directors, management, search firms, shareholders, or other sources. When conducting searches for new directors, the Corporate Governance and Compliance Committee will take reasonable steps to include diverse candidates in the pool of nominees and any search firm will affirmatively be instructed to seek to include diverse candidates. Candidates recommended by shareholders will be evaluated on the same basis as candidates recommended by our directors or management or by third party search firms or other sources. Candidates may be evaluated at regular or special meetings of the Corporate Governance and Compliance Committee.

The Corporate Governance and Compliance Committee seeks to ensure that our board of directors as a whole possesses the mix of skills and experiences to provide effective oversight and guidance to management to execute on the Company's long-term strategy. The Committee also considers succession planning for board and committee chairs for purposes of continuity and to maintain relevant expertise and depth of experience.



1
Identify Potential Nominees
from variety of sources including existing directors, management, search firms, and shareholders

2
Conduct In-Depth Review
consider a range of factors in the context of current board composition

3
Make a Recommendation to the Board
by Corporate Governance and Compliance Committee

4
Outcome: Board Decision
Three new independent directors added since 2016, each diverse by gender, race, or national origin

BOARD AND COMMITTEE SELF-ASSESSMENTS

On an annual basis, the board of directors, the Audit Committee, the Compensation Committee, and the Corporate Governance and Compliance Committee conduct self-assessments to ensure effective performance and to identify opportunities for improvement. As the first step in the self-assessment process, directors complete a comprehensive questionnaire, which asks them to consider various topics related to board and committee composition, structure, effectiveness, and responsibilities, as well as satisfaction with the schedule, materials, and discussion topics. Each committee, as well as the board as a whole, then reviews and assesses the responses and presents its findings and recommendations to the board of directors. The results of the assessments are then discussed by the board of directors and the respective committees in executive session, with a view toward taking action to address any issues presented. Results requiring additional consideration are addressed at subsequent board and committee meetings, where appropriate.

Annual Self-Assessment Process



| Complete Questionnaire | Review and Assess Responses | Discuss Results | Formulate Action Plan | Follow Up |

While this formal self-assessment is conducted on an annual basis, directors share perspectives, feedback, and suggestions year-round, both inside and outside the boardroom.

SHAREHOLDER RIGHTS TO REMOVE DIRECTORS FOR CAUSE AND TO CALL SPECIAL SHAREHOLDER MEETING

Regeneron's charter documents give shareholders the rights to (i) remove directors for cause by an affirmative vote of at least 80% of the outstanding shares of all classes of capital stock entitled to vote for directors; and (ii) call a special shareholder meeting upon the written request of at least 25% of the total number of votes entitled to be cast by shareholders.

DIRECTOR INDEPENDENCE

The board of directors has determined that each of the following currently serving directors is independent as defined in the listing standards of The Nasdaq Stock Market LLC and our Corporate Governance Guidelines: Bonnie L. Bassler, Ph.D., Michael S. Brown, M.D., N. Anthony Coles, M.D., Joseph L. Goldstein, M.D., Christine A. Poon, Arthur F. Ryan, George L. Sing, Marc Tessier-Lavigne, Ph.D., and Huda Y. Zoghbi, M.D. These individuals are affiliated with numerous educational institutions, hospitals, charities, and corporations, as well as civic organizations and professional associations. The board of directors considered each of these relationships and determined that none of these relationships conflicted with the interests of the Company or would impair their independence or judgment. The board conducts executive sessions of independent directors following each regularly scheduled board meeting.

The board of directors has determined that each of the current members of the Audit Committee, Messrs. Ryan and Sing and Dr. Coles, qualifies as an "audit committee financial expert" as that term is defined by SEC rules, and is independent as defined for audit committee members in the listing standards of The Nasdaq Stock Market LLC and SEC rules.

In addition, the board of directors has determined that each of the current members of the Compensation Committee, Ms. Poon, Mr. Sing, and Dr. Zoghbi, meets the additional independence criteria applicable to compensation committee members under the listing standards of The Nasdaq Stock Market LLC and qualifies as a "Non-Employee Director" pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

The board of directors recognizes that one of its key responsibilities is to establish and evaluate an appropriate leadership structure for the board so as to provide effective oversight of management. Since 1995, the board has separated the roles of the Chief Executive Officer and the Chairman of the Board, with Dr. Vagelos serving as Chairman and Dr. Schleifer serving as President and Chief Executive Officer. Dr. Vagelos's extensive leadership experience, his business acumen, and his deep understanding of the healthcare industry have made him an invaluable resource to both the board and Dr. Schleifer. The board has determined that this leadership structure is appropriate for the Company at this time.

The board executes its oversight responsibility for risk management directly and through its committees, as follows:

* The Audit Committee oversees the Company's risk management program. The risk management program focuses on the most significant risks the Company faces. The Company's Chief Audit Executive, who reports independently to the Committee, facilitates the risk management program. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, and reports from the Chief Audit Executive on the Company's enterprise risk profile on an annual basis.

* The Compensation, Corporate Governance and Compliance, and Technology Committees oversee risks associated with their respective areas of responsibility. As part of its overall review of the Company's compensation policies and practices, the Compensation Committee generally considers the risks associated with these policies and practices. The Corporate Governance and Compliance Committee oversees all aspects of the Company's comprehensive compliance program other than financial compliance and considers legal and regulatory compliance risks. The Technology Committee considers risks associated with our research and development programs.

- The board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairpersons to the full board at regular board meetings. The board considers specific risk topics, including risks associated with our strategic plan, our finances, and our development activities. In addition, the board receives detailed regular reports from members of our senior management that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the board is routinely informed by the appropriate members of senior management of developments internal and external to the Company that could affect our risk profile.

EXECUTIVE COMPENSATION PROCESSES AND PROCEDURES; ROLE OF COMPENSATION CONSULTANTS

The Compensation Committee is responsible for overseeing the Company's general compensation objectives and programs. We describe below under "Compensation-Related Matters — Compensation Discussion and Analysis — Our Compensation Processes" the role of the Compensation Committee, as well as the role of our executive officers, in decisions regarding executive compensation (particularly with respect to our Named Executive Officers).

The Compensation Committee has the sole authority to retain its own third-party compensation consultants, and in 2019 utilized the services of Frederic W. Cook & Co., Inc. ("Frederic W. Cook & Co."), an independent compensation consultant. Advice and recommendations provided by Frederic W. Cook & Co. relate to both executive compensation (discussed in the section "Compensation-Related Matters" below) and director compensation matters (discussed in the subsection "Compensation of Directors" below). As discussed further below, the Corporate Governance and Compliance Committee has adopted a policy requiring the annual review of non-employee director compensation by an independent compensation consultant and separately engaged Frederic W. Cook & Co. for that purpose.

Management also retains another compensation consultant for its own use. In 2019, management used the services of Radford, a compensation consultant focused on the technology and life sciences sectors. Radford provided various consulting services to us, including analyzing the competitiveness of specific compensation programs; preparing surveys of competitive pay practices (including the Market Composite Data discussed in "Compensation-Related Matters — Compensation Discussion and Analysis" below); and assisting management in the development and analysis of executive compensation recommendations. Reports prepared by Radford that relate to executive compensation may also be shared with the Compensation Committee, the full board, or another committee of the board.

COMPENSATION OF DIRECTORS

OVERVIEW

The general philosophy we have applied to compensation of our non-employee directors and the Chairman of the Board is similar to the executive compensation philosophy outlined in the "Compensation-Related Matters" section of this proxy statement. This philosophy, including its emphasis on equity compensation, is consistent with the Company's long-term business orientation and has helped ensure alignment of directors' interests with those of Regeneron shareholders.

Non-employee director compensation matters are subject to annual review. The Corporate Governance and Compliance Committee makes recommendations to the board of directors regarding, and the board of directors determines, the compensation of non-employee directors. The Corporate Governance and Compliance Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes to such compensation to the board of directors when appropriate. Directors who are Company employees receive no additional compensation for serving on our board of directors or its committees. In determining compensation recommendations for the non-employee directors, the Corporate Governance and Compliance Committee considers, among other things, the qualifications, expertise, and demands on our directors, practices of similar companies in the biotechnology industry (including the Peer Group[2]), and any comparative information provided by Frederic W. Cook & Co. In addition, since November 2018, the Corporate Governance and Compliance Committee has required the annual review of non-employee director compensation by an independent compensation consultant, and has engaged Frederic W. Cook & Co. for this purpose in each of the last two years.

The process governing the compensation arrangements of the Chairman of the Board is described under "Compensation Arrangements of the Chairman of the Board of Directors" below.

The current compensation program for our non-employee directors and the Chairman of the Board (which has been effective for our non-employee directors and the Chairman of the Board since January 2019 and December 2018, respectively, and is further described below) is referred to in this section as the "Current Compensation Program."[3]

NON-EMPLOYEE DIRECTOR COMPENSATION PHILOSOPHY

Our philosophy for non-employee director compensation is simple: to attract the most highly qualified directors with a diverse skillset who will serve as stewards of the Company's long-term prospects and scientific focus. With this in mind, our non-employee director compensation program emphasizes equity compensation primarily in the form of stock options, which reward increases in stock price, over cash fees. The board of directors believes that this emphasis is consistent with the Company's long-term business orientation and has helped ensure alignment of directors' interests with those of Regeneron shareholders. Under the Current Compensation Program, we have utilized value-denominated equity compensation awards (granted in the form of stock options and a relatively small percentage of RSUs) for our non-employee directors. This feature of the Current Compensation Program is meant to, among other things, ensure greater stability in reported non-employee director compensation on a year-over-year basis. The board of directors believes that the Current Compensation Program is consistent with Regeneron's philosophy for non-employee director compensation.

---

[2] See "Compensation-Related Matters—Compensation Discussion and Analysis—Our Compensation Processes—Peer Data" below for a list of the companies included in our Peer Group.

[3] The Current Compensation Program was implemented following the previously disclosed settlement of two shareholder derivative actions (the "Settlement") and complies with the terms of the Settlement.

CASH FEES AND MATCHING GIFT PROGRAM

In 2019, each non-employee director received an annual retainer of $90,000 and an annual committee retainer of $10,000 for each standing committee of the Company's board of directors on which the director served. In addition, each chairperson of each standing committee received an additional annual retainer of $10,000. Compared to cash compensation of non-employee directors in our Peer Group, the 2019 annual retainer for board service was below the 75th percentile and the additional retainers provided to our committee chairpersons were below the median.[4]

Non-employee directors are reimbursed for their actual expenses incurred in connection with their activities as directors, which included travel, hotel, and food and entertainment expenses. In addition, directors are eligible to participate in the Regeneron Matching Gift Program, which is also available to eligible employees. Under this program, the Company matches contributions made by directors and employees to eligible tax-exempt organizations up to an annual maximum amount of $5,000 per director or employee.

ANNUAL EQUITY AWARDS

2019 and 2020 Equity Awards

The January 2019 and January 2020 annual equity awards to our non-employee directors were made in accordance with the Current Compensation Program and complied with the respective limits imposed by the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan and the Settlement. If approved by the shareholders at the 2020 Annual Meeting, such limits will also be incorporated into the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. See "Proposal No. 3: Second Amendment and Restatement of Long-Term Incentive Plan" for more information on these limits and other terms of this Plan.

With respect to each of the January 2019 and January 2020 annual equity awards, the board of directors (upon the recommendation of the Corporate Governance and Compliance Committee) determined that the targeted aggregate grant date fair value of such equity awards would be set at $600,000 per non-employee director and consist of stock options with a grant date fair value of $480,000 (or 80% thereof) and RSUs with a grant date fair value of $120,000 (or 20% thereof). The January 2019 annual equity awards to our non-employee directors are shown in the table below. On January 2, 2020, each of the then-serving nine non-employee directors received an equity award comprised of stock options representing 4,361 shares of common stock (with a grant date fair value of $480,281) and 320 RSUs (with a grant date fair value of $119,718). The aggregate grant date fair value of the January 2020 equity awards was $599,999 per non-employee director.

Similar to the process undertaken in respect of the January 2019 annual equity awards, the Corporate Governance and Compliance Committee recommended the approval of, and the board of directors approved, the terms of the January 2020 annual equity awards after consideration of the review, analysis, and recommendations of Frederic W. Cook & Co. Such analysis focused on, among other matters, the market practices of companies in our Peer Group, other relevant industry and market data points, Regeneron's non-employee director compensation philosophy (including its emphasis on long-term incentives), and the terms of the Settlement.

Terms of Equity Awards

The exercise price of a non-employee director stock option is equal to the fair market value of a share of common stock on the date of grant (determined as the average of the high and low sales price per share of common stock on the Nasdaq Global Select Market on the date of grant or, if such date is not a trading day, on the last preceding date on which there was a sale of the Company's common stock on the Nasdaq Global Select Market).

Under the Current Compensation Program, a pro-rata portion of each equity award (*i.e.*, each stock option and RSU

---

[4] Based on information reported by our Peer Group companies in 2019.

award) equal to the portion of one year that has passed from its date of grant vests on the date of the Company's first annual shareholder meeting following the date of grant, and the remaining portion vests on the first anniversary of the date of grant. The RSU awards contain mandatory deferral provisions, according to which the shares underlying the RSUs will generally not be delivered to the non-employee director until the earliest of (i) the termination of the non-employee director's service as a member of the board, (ii) the seventh anniversary of the RSU grant date, and (iii) the date of a change in control (as defined in the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan). A non-employee director may, subject to compliance with applicable tax rules, elect in writing a maximum deferral period longer than the seventh anniversary of the grant date. Other than as discussed below, the vesting of equity awards is generally subject to continued service on the board, and stock option awards generally expire ten years following the date of grant.

To the extent they remain unvested and outstanding, equity awards granted to a non-employee director continue to vest following the retirement of that director provided applicable conditions relating to the length of the director's service and the director's age have been met. If a non-employee director's service as a member of the board is terminated as a result of his or her death, all of the director's equity awards will immediately vest in full.

To the extent they remain unvested and outstanding, equity awards granted to non-employee directors become fully vested automatically upon a change in control of the Company. Each non-employee director has the right to nullify this acceleration of vesting, in whole or in part, if it would cause the director to pay excise taxes under the requirements of the Internal Revenue Code.

EQUITY AWARDS TO NEW DIRECTORS

Under the Current Compensation Program, any newly elected non-employee director will receive an initial equity award with an aggregate grant date fair value equal to 5/3rds of the aggregate grant date fair value of the most recent annual equity award to a non-employee director; and, with respect to the annual equity award to a non-employee director in respect of the first year of his or her service, the aggregate grant date fair value of such annual award will be prorated based on the date as of which the non-employee director first becomes a member of the board of directors.

COMPENSATION ARRANGEMENTS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

On December 31, 1998, we entered into an employment agreement with the Chairman of the board of directors, Dr. Vagelos. Pursuant to the terms of his employment agreement, Dr. Vagelos receives an annual salary of $100,000 as a non-officer employee.

Under the Current Compensation Program, the board of directors determined that stock options and performance-based restricted stock units (also referred to as "PSUs") would comprise 70% and 30% of the 2019 annual equity award to Dr. Vagelos, respectively, and set the targeted aggregate grant date fair value of such award at (but no more than) ten times the aggregate grant date fair value of the corresponding annual equity award for our non-employee directors. As in prior years, Dr. Vagelos's 2019 annual equity award reflects, among other things, the key contributions that Dr. Vagelos makes as the Company continues to develop into a fully integrated biotech company with multiple class-leading products, as well as Dr. Vagelos's crucial role as a trusted advisor to the CEO, other senior managers, and the non-employee directors. It is also designed to incentivize further contributions and ensure Dr. Vagelos's continued service to the Company in the future.

The 2019 stock option award granted to Dr. Vagelos vests ratably over four years subject to his continued service and contains change-of-control provisions consistent with those described above for equity grants to non-employee directors. The 2019 PSU award granted to Dr. Vagelos contains vesting conditions consistent with those described below under "Compensation Discussion and Analysis – Components of Executive Pay: What We Pay and Why We Pay It – Annual Equity Awards." In addition, if any PSUs held by Dr. Vagelos vest upon a change of control (as a result of performance exceeding the relevant TSR goal for the period from the date of grant to the date of the change of control), the earned shares will be delivered within 30 days of the vesting determination. Pursuant to the terms of his employment agreement, if Dr. Vagelos dies or is disabled during the term of his employment, all stock options granted to him by the Company will immediately become vested and exercisable. In addition, the award agreements with Dr. Vagelos relating to his 2018 and 2019 stock option awards and 2019 PSU award provide that each such award will continue to vest in accordance with the terms of the applicable award agreement following his qualified retirement (as defined in the applicable Company policy; Dr. Vagelos currently meets the policy requirement).

The following table and explanatory footnotes provide information with respect to compensation paid to Dr. Vagelos and each non-employee director for their service in 2019 in accordance with the policies, plans, and employment agreement described above:

Director Compensation

	A	B	C	D	E	F	G	H
	Name	Fees earned or paid in cash ($)	Stock awards[1] ($)	Option awards[1,2] ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings	All other compensation[3] ($)	Total ($)
	Bonnie L. Bassler, Ph.D.	110,000	119,962	480,031	—	—	—	709,993
	Michael S. Brown, M.D.	120,000	119,962	480,031	—	—	5,000[4]	724,993
	N. Anthony Coles, M.D.	100,000	119,962	480,031	—	—	5,000[4]	704,993
	Joseph L. Goldstein, M.D.	110,000	119,962	480,031	—	—	—	709,993
	Christine A. Poon	120,000	119,962	480,031	—	—	—	719,993
	Arthur F. Ryan	120,000	119,962	480,031	—	—	5,000[4]	724,993
	George L. Sing	120,000	119,962	480,031	—	—	3,000[4]	722,993
	Marc Tessier-Lavigne, Ph.D.	100,000	119,962	480,031	—	—	—	699,993
	P. Roy Vagelos, M.D.	—	1,799,944[5]	4,199,881	—	—	105,000[6]	6,104,825
	Huda Y. Zoghbi, M.D.	110,000	119,962	480,031	—	—	5,000[4]	714,993

1 The amounts in columns (c) and (d) reflect the respective aggregate grant date fair values of RSUs or PSUs (as applicable) and options awarded during the year ended December 31, 2019 pursuant to the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Valuation assumptions and methodologies used in the calculation of these amounts do not take into account expected forfeitures and are otherwise described in Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2019 included in the 2019 Annual Report.

2 At December 31, 2019, the non-employee directors and Dr. Vagelos had the following aggregate number of stock option awards outstanding: Dr. Bassler: 29,014; Dr. Brown: 41,353; Dr. Coles: 23,743; Dr. Goldstein: 41,103; Ms. Poon: 121,383; Mr. Ryan: 52,603; Mr. Sing: 111,853; Dr. Tessier-Lavigne: 81,132; Dr. Vagelos: 1,258,645; and Dr. Zoghbi: 29,014.

3 See the subsection "Compensation-Related Matters—Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits" for information regarding director air transportation in accordance with guidelines approved by our board of directors.

4 Consists of a Company contribution paid or payable on or before April 14, 2020 under the Regeneron Matching Gift Program in respect of charitable gifts made in 2019.

5 Consists of a PSU award with possible minimum, threshold, and maximum payouts of 2,019 shares, 4,038 shares, and 9,086 shares of common stock, respectively.

6 Consists of (i) $100,000 for the salary paid pursuant to the terms of our employment agreement with Dr. Vagelos and (ii) $5,000 for 401(k) Savings Plan matching contributions in respect of 2019.

PROPOSAL
01
ELECTION OF DIRECTORS

The board of directors, upon the recommendation of the Corporate Governance and Compliance Committee, has nominated for election at the 2020 Annual Meeting Joseph L. Goldstein, M.D., Christine A. Poon, P. Roy Vagelos, M.D., and Huda Y. Zoghbi, M.D. as Class II Directors for a three-year term expiring at the 2023 Annual Meeting and N. Anthony Coles, M.D. as a Class III Director for a one-year term expiring at the 2021 Annual Meeting.

 The board of directors unanimously recommends a vote **FOR** the election of each of these nominees.

EXECUTIVE OFFICERS OF THE COMPANY

All officers of the Company are appointed annually and serve at the pleasure of the board of directors. The names, positions, ages, and background of the Company's executive officers as of April 14, 2020 are set forth below. There are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has previously been employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.



Leonard S. Schleifer, M.D., Ph.D., 67, founded the Company in 1988, has been a Director and its President and Chief Executive Officer since its inception, and served as Chairman of the Board from 1990 through 1994. Dr. Schleifer, together with Regeneron's founding scientist, Dr. Yancopoulos, built and has managed the Company over the past 32 years. Dr. Schleifer received his M.D. and Ph.D. in Pharmacology from the University of Virginia. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology.



George D. Yancopoulos, M.D., Ph.D., 60, joined Dr. Schleifer in 1989 as founding scientist of the Company, and together they built and have managed the Company since then. Dr. Yancopoulos is currently President and Chief Scientific Officer, and has served on the board since 2001. He received his M.D. and Ph.D. from Columbia University. Dr. Yancopoulos was the 11th most highly cited scientist in the world in the 1990s, and in 2004 he was elected to be a member of the National Academy of Sciences. Dr. Yancopoulos, together with key members of his team, is a principal inventor and/or developer of the seven FDA-approved drugs the Company has developed, EYLEA®, Praluent®, Dupixent®, Kevzara®, Libtayo®, ZALTRAP®, and ARCALYST®, as well as of its foundation technologies, including the TRAP technology, *VelociGene®*, and *VelocImmune®*.



Christopher Fenimore, 49, has been Vice President, Controller since March 2017. From January 2017 to March 2017, he served as Vice President, Deputy Controller, and previously served as Vice President, Financial Planning from January 2012 to December 2016. Prior to joining the Company in 2003, he was Vice President, Finance at Mojave Therapeutics, Inc. Mr. Fenimore's prior experience includes working as a supervising senior accountant at KPMG, as well as healthcare industry-focused venture capital and investment banking roles. Mr. Fenimore holds an M.A. in Biotechnology from Columbia University, an M.B.A. in Professional Accounting from Rutgers Business School, and a B.A. in Economics from Rutgers University. Mr. Fenimore is a Certified Public Accountant in the State of New York.



Robert E. Landry, 56, has been Executive Vice President, Finance since January 2019 and Chief Financial Officer since October 2013. From September 2013 to December 2018, he served as Senior Vice President, Finance. Previously, Mr. Landry served as Senior Vice President, Treasurer, at Pfizer Inc. from October 2012 to August 2013 and Senior Vice President—Finance, Pfizer's Diversified Business, from October 2009 to October 2012. Prior to those roles, Mr. Landry held a number of positions at Wyeth, which was acquired by Pfizer Inc. in October 2009, including Treasurer and Principal Corporate Officer from 2007 to 2009, Director of Pharmaceutical Marketing and Sales of Wyeth's Australian affiliate from 2006 to 2007, and Chief Financial Officer of Wyeth's Australian and New Zealand affiliates from 2004 to 2006.



Joseph J. LaRosa, 61, has been Executive Vice President, General Counsel and Secretary since January 2019. From September 2011 to December 2018, he served as Senior Vice President, General Counsel and Secretary. Before joining Regeneron, Mr. LaRosa was Senior Vice President, General Counsel, and Secretary at Nycomed US Inc. Mr. LaRosa's prior experience includes working in a number of senior legal positions at Schering-Plough Corporation from 1993 to 2009, where he was a corporate officer and served most recently as Vice President, Legal Affairs, and a member of the Operations Management Team. Mr. LaRosa received his J.D. from New York University School of Law.



Marion McCourt, 60, has been Senior Vice President, Commercial since February 2018. From April 2017 until joining the Company, Ms. McCourt served as the Principal Operating Officer and the Chief Operating Officer and President of Axovant Sciences, Inc. Ms. McCourt previously served as chief operating officer of Medivation, Inc. from February 2016 until its acquisition by Pfizer Inc. in September 2016. Previously, Ms. McCourt worked at Amgen Inc., where she most recently served as a Vice President in U.S. Commercial Operations from February 2014 to January 2016. From May 2013 to January 2014, Ms. McCourt served as Vice President and General Manager at Amgen where she was responsible for the bone health and primary care business unit. From 2012 to 2013, she was Chief Operating Officer for AstraZeneca U.S., a division of AstraZeneca plc. Her responsibilities included oversight and leadership of all U.S. commercial functions, including medical affairs, business development, finance, human resources, legal, operations, and corporate affairs. During her 12-year tenure at AstraZeneca, Ms. McCourt was President and Chief Executive Officer of AstraZeneca Canada Inc. from 2011 to 2012 and also held various other roles at AstraZeneca Pharmaceuticals LP, a subsidiary of AstraZeneca plc. Ms. McCourt received her B.S. in Biology from Lafayette College.



Andrew J. Murphy, Ph.D., 62, has been Executive Vice President, Research since January 2019. He previously served as Senior Vice President, Research, Regeneron Laboratories from January 2013 to December 2018, as Vice President, Target Discovery from May 2005 to December 2012, as Vice President, Gene Discovery and Bioinformatics from January 2001 to May 2005, and Director of Genomics and Bioinformatics from May 1999 to December 2000. Dr. Murphy is a co-inventor of several of the Company's key technologies, including *VelociGene*® and *VelocImmune*®, and continues to lead several technology centers and therapeutic focus areas. He received his B.S. in Molecular Biology at the University of Wisconsin, and his Ph.D. in Human Genetics from Columbia University, College of Physicians and Surgeons.



Neil Stahl, Ph.D., 63, has been Executive Vice President, Research and Development since January 2015. He previously served as Senior Vice President, Research and Development Sciences from January 2007 to December 2014, as Senior Vice President, Preclinical Development and Biomolecular Sciences from December 2000 to December 2007, and as Vice President, Preclinical Development and Biomolecular Sciences from January 2000 to December 2000. He joined the Company in 1991. Before becoming Vice President, Biomolecular Sciences in 1997, Dr. Stahl was Director, Cytokines and Signal Transduction. Dr. Stahl received his Ph.D. in Biochemistry from Brandeis University.



Daniel P. Van Plew, 47, has been Executive Vice President and General Manager, Industrial Operations and Product Supply since January 2016. From April 2008 to December 2015, Mr. Van Plew served as Senior Vice President and General Manager, Industrial Operations and Product Supply. Prior to that date, he served as Vice President and General Manager, Industrial Operations and Product Supply since joining the Company in 2007. From 2006 until 2007, Mr. Van Plew served as Executive Vice President, R&D and Technical Operations of Crucell Holland B.V., a global biopharmaceutical company. Between 2004 and 2006, Mr. Van Plew held positions of increasing responsibility at Chiron Biopharmaceuticals, part of Chiron Corporation, a biotechnology company, most recently as Senior Director, Vacaville Operations. From 1998 until 2004, Mr. Van Plew held various managerial positions in the health and life sciences practice at Accenture, Ltd., a management consulting business. Mr. Van Plew received his M.S. in Chemistry from The Pennsylvania State University and his M.B.A. from Michigan State University.

CORPORATE GOVERNANCE

OVERVIEW

Regeneron is committed to good corporate governance, which we believe promotes the long-term interests of shareholders, strengthens the accountability of the board of directors and management, and helps build trust in the Company. The following chart summarizes key information regarding our corporate governance.

Board and Other Governance Information	2020*
Size of Board	12
Number of Independent Directors	9
Separate Chairman and Chief Executive Officer	✓
Majority Voting in the Election of Directors	✓
Director Resignation Policy	✓
Number of Meetings of the Board of Directors Held in 2019	6
Independent Directors Meet in Executive Sessions Without Management Present	✓
Code of Business Conduct and Ethics Applicable to All Employees, Officers, and Directors	✓
Annual Board and Committee Self-Evaluations	✓
Stock Ownership Guidelines for Directors and Senior Executives	✓
Active Shareholder Engagement	✓
Shareholder Right to Call Special Shareholder Meeting	✓

* As of April 14, 2020.

CODE OF ETHICS

The board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. You can find links to this code on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page. We may satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, by posting such information on our website where it is accessible through the same link noted above.

SUCCESSION PLANNING AND TALENT DEVELOPMENT PROCESS

Under our Corporate Governance Guidelines, the board of directors is required to periodically review with our CEO Regeneron's plan for succession to the offices of the CEO and other senior executive positions. In 2017, the Corporate Governance and Compliance Committee, at the request of the board of directors, commenced a multi-year formal succession planning and talent review, which includes succession planning for the CEO and other senior management positions. In 2018 and 2019, the applicable committees of the board of directors advanced this formal review by focusing on certain assigned functions and roles within the Company. As part of this process, the Audit Committee reviewed functions and roles within the Company's finance, information technology, and real estate & facilities management organizations, while the Compensation Committee and the Technology Committee reviewed functions and roles within the Company's commercial organization and the Company's research & development and global development organizations, respectively. Implementation of the succession planning and talent review plan has continued in 2020.

In addition to formal succession planning, directors also have exposure to Regeneron leaders through board and committee presentations and discussions and informal events and interactions with key talent throughout the year, both in small-group and one-on-one settings.

CORPORATE RESPONSIBILITY

Regeneron's mission is to use the power of science to repeatedly bring new medicines to patients. We are committed to operating responsibly, communicating transparently about our impacts, and engaging all stakeholders in our mission. We strive to "do well by doing good" and have been publicly disclosing information about significant corporate responsibility matters since 2014.

Our board of directors and management team focus closely on corporate responsibility matters. The charter of the board's Corporate Governance and Compliance Committee expressly delegates board oversight of corporate responsibility to the Committee. The Company's policy is to take into consideration the long-term interests of the Company, its shareholders, and other stakeholders, including patients, employees, the healthcare community, regulators, partners, suppliers, and local communities. Under our Corporate Governance Guidelines, the Corporate Governance and Compliance Committee is responsible for overseeing the Company's key corporate responsibility initiatives, including those expected to have a significant impact on the Company's ability to deliver sustained growth. The Committee also conducts a periodic review of environmental, social, and governance ("ESG") matters. Management, who has the responsibility for formulating and implementing such initiatives and matters, has established for these purposes a Responsibility Committee comprised of cross-functional business leaders.

Our responsibility strategy centers on three focus areas:

- Improve the lives of people with serious diseases
- Foster a culture of integrity and excellence
- Build sustainable communities

In 2019, we set global 2025 responsibility goals, which span across these three focus areas and the environmental and social issues that we believe are most significant to our business and stakeholders. These goals, summarized below, are discussed in detail in our 2019 Responsibility Report.

2025 GLOBAL RESPONSIBILITY GOALS



IMPROVE THE LIVES OF PEOPLE WITH SERIOUS DISEASE

- Use the power of science to discover and advance important new medicines while continuing to make substantial investments into R&D.
- Identify genetic insights that will support the discovery and advancement of tomorrow's medicines through our Regeneron Genetics Center®.
- Set fair, value-based prices for our medicines and break down barriers to patient access.
- Support organizations that offer disease prevention, diagnosis, and treatment for people touched by serious diseases.

FOSTER A CULTURE OF INTEGRITY AND EXCELLENCE

- Cultivate a leading workplace experience that is rooted in our unique science-driven culture.
- Increase representation of qualified diverse individuals in leadership and foster inclusion across our organization.
- Be vigilant in ensuring integrity remains at the core of how we operate.
- Implement continuous improvements to uphold our high-quality, safe, and reliable product supply.
- Make Regeneron the safest part of people's day by focusing on prevention in our drive towards zero incidents.

BUILD SUSTAINABLE COMMUNITIES

- Achieve our environmental targets to help protect and restore the planet.*
- Foster the next generation of scientific innovators by providing STEM experiences to 2.5 million students.
- Drive employee volunteer levels above national standards.

* See the chart below for our specific environmental targets.

In 2019, we also announced our support of the United Nations Sustainable Development Goals and identified five of such goals where we intend to focus to deliver the most impact: good health and well-being; quality education; gender equality; responsible consumption and production; and partnerships for the goals. Our support of these goals helped guide our selection of the 2025 responsibility goals listed above.

We are proud to have been added to the Dow Jones Sustainability World Index ("DJSI World") for the first time in 2019, representing one of only four companies from the biotechnology sector recognized. DJSI World is a leading global index comprised of corporate leaders in ESG practices, which recognizes the top 10 percent most sustainable companies in each industry.

In 2019 and 2020 to date, we have also continued to enhance our reporting of the Company's responsibility efforts and results. For the first time, our 2019 Responsibility Report aligned our disclosures with the Sustainability Accounting Standards Board ("SASB") framework. In addition, we are working toward aligning our reporting for the 2020 Responsibility Report with the climate-specific recommendations developed by the Task Force on Climate-related Financial Disclosures ("TCFD").

Improve the lives of people with serious diseases. As a science-focused company, we operate Regeneron with the long-term outlook required to turn rigorous scientific research into important new medicines. All seven of our approved medicines and the product candidates in our clinical pipeline are homegrown – discovered in Regeneron's labs using our industry-leading, proprietary technologies. Our support for patients extends beyond the labs to disease education and awareness efforts, product support services, and our commitment to drug access and responsible pricing.

Foster a culture of integrity and excellence. Regeneron's unique culture makes us who we are. Our culture includes our science-led mindset, our high ethical standards, and our unbridled focus on solving big, complex problems. As we continue to grow, we remain committed to making significant investments to attract and retain top talent and facilitate the diverse and inclusive workforce we require to bring new medicines to people in need. At the end of 2019, 49% of our full-time employees, and 39% of those in leadership positions, were women.

We are equally committed to conducting our business responsibly and ethically. This is demonstrated through the range of policies, practices, and initiatives we have implemented, encompassing areas such as compliance, responsible sales and marketing, ethical clinical trials, responsible supply chain, and product quality and safety.

Build sustainable communities. We believe that our role in creating a healthier world extends beyond creating life-transforming medicines to building a healthy living environment. In 2019, in connection with the selection of our 2025 responsibility goals, we set ambitious medium- and longer-term environmental sustainability targets, as shown below. We plan to begin reporting on our progress toward these goals in the 2020 Responsibility Report.

New Environmental Targets to Help Protect and Restore the Planet

	2021	2023	2025	2035
WATER			By 2025, improve water efficiencies by implementing global water mapping strategy and water stewardship program.	
WASTE	By 2021, achieve zero waste to landfill status at all Regeneron sites.*		By 2025, develop and implement waste management plans to further increase our plastic recycling and reduce hazardous waste generation.	
	By 2021, compost food waste at all sites with more than 2,000 employees.			
ENERGY & EMISSIONS	By 2021, engage our top 30 suppliers, representing more than 50% of spend, to gather and report relevant scope 3 greenhouse gas (GHG) emissions data.	By 2023, set global science-based targets for scope 1 and 2 GHG emissions.	By 2025, match 50% of our electricity consumption with electricity from certified renewable energy sources.	By 2035, match 100% of our electricity consumption with electricity from certified renewable energy sources.
			By 2025, invest in the production of renewable power to meet our long-term electricity needs.	
			By 2025, reduce combined scope 1 & 2 (market-based) GHG emissions per square meter by 30% based on 2016 peak baseline.	

*Excludes construction and demolition waste

We also strengthen our communities through strategic philanthropic investments, product donations, and the power of our employees' talents and time. We are a long-standing supporter of science, technology, engineering and math ("STEM") education, and make major philanthropic investments to inspire and celebrate future scientific innovators, including our ten-year, $100-million commitment to the Regeneron Science Talent Search, the nation's most prestigious pre-college science and mathematics competition; and our new five-year, $24-million commitment to the Regeneron International Science and Engineering Fair, the world's largest pre-college science and engineering competition. We also launched the Regeneron DNA Learning Center, a program of Cold Spring Harbor Laboratory, in 2019. Equipped with two state-of-the-art teaching labs, this interactive educational center hosts local middle- and high-school field trips during the academic year, summer camps, and extended research projects. Overall, STEM education represents approximately 86% of our corporate philanthropy grants made in 2019, not including medical grants and matched funds.

In 2019, 59% of Regeneron worldwide employees donated more than 27,800 hours to local non-profit organizations through our volunteer programs. This is in the top-quartile of corporate volunteer participation rates, and well above the 33% corporate average rate, according to a benchmarking study published in 2019 by *Chief Executives for Corporate Purpose*. We also held our third annual Day for Doing Good, a company-wide day of service that had 57% employee participation — a record high for the Company. We are proud to be recognized for the third consecutive year as one of the 50 most community-minded companies in the United States by the non-profit organization Points of Light.

For more information about our responsibility efforts and results, please refer to the 2019 Responsibility Report available on our website.

PUBLIC POLICY ENGAGEMENT

We are committed to adhering to the highest ethical standards when engaging in any political activities. Reflecting this commitment, the board of directors (upon the recommendation of the Corporate Governance and Compliance Committee) has adopted the Company's Corporate Political Contributions Policy, a formal written policy that, together with our code of business conduct and ethics, sets forth our policies and procedures on political contributions and political activity. The policy is available on our website at **www.regeneron.com** under the "Transparency & Policies" heading on the "Responsibility" page.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REVIEW, APPROVAL, OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

The board of directors has adopted a written policy for the review, approval, or ratification of related person transactions. The Company considers transactions (or a series of related transactions) in which the Company is a participant, the amount involved exceeds $10,000 in any calendar year, and a director, officer, more than 5% holder of our voting securities, any immediate family member of any of the foregoing, or any related entity of any of the foregoing has a direct or indirect material interest to constitute related person transactions. The policy provides for a standing pre-approval of transactions with any passive institutional shareholder who holds more than 5% of our voting securities, transactions where all shareholders receive proportional benefits, and certain transactions with Sanofi. With respect to any new transaction that is deemed pre-approved, the Audit Committee receives a summary of each such transaction and retains the ability to require that one or more of such transactions be subject to the standard approval procedures. The policy also requires that the arrangements relating to a permanent, full-time employment of an immediate family member of a director or executive officer hired by the Company be approved in accordance with the policy. In addition, in the event a person is or becomes a director or executive officer of the Company and an immediate family member of such person is a permanent, full-time employee of the Company, no material, outside-of-the-ordinary-course-of-business change in the terms of employment, including compensation, are permitted to be made without the prior approval of the Audit Committee (except, if the immediate family member is himself or herself an executive officer of the Company, any proposed change in the terms of employment are reviewed and approved in the same manner as compensatory arrangements of other executive officers).

The board of directors has determined that the members of the Audit Committee are best suited to review and approve related person transactions. Accordingly, each related person transaction (other than a transaction that is deemed pre-approved as described above) must be reviewed and approved or ratified by the members of the Audit Committee, other than any member of the Audit Committee that has an interest in the transaction. Under the policy, the Chairman of the Audit Committee is delegated the authority to approve certain related person transactions that require urgent review and approval.

When reviewing, approving, or ratifying a related person transaction, the Audit Committee will consider several factors, including the benefits to the Company, the impact on a director's independence in the event that a director or his/her immediate family is involved in the transaction, the terms of the transaction, and the terms available to unrelated third parties or to employees in general, if applicable. Related person transactions are approved only if the Audit Committee (or the Chairman of the Audit Committee pursuant to delegated authority in the circumstances noted above) determines that they are in, or are not inconsistent with, the best interests of the Company and our shareholders.

TRANSACTIONS WITH RELATED PERSONS

Collaborations with Sanofi

As the beneficial owner of 23,221,451 shares of common stock of the Company, or 21.0% of the common stock outstanding as of April 14, 2020, Sanofi is considered a related person of the Company.

In 2019, Sanofi funded $964.3 million of our development and other costs (including $479.9 million of commercialization-related expenses and $206.7 million in connection with reimbursements for manufacturing commercial supplies) under the Amended and Restated License and Collaboration Agreement (the "Antibody License and Collaboration Agreement"). In 2019, we also funded an aggregate of $46.0 million of Sanofi's Phase 3 development costs for Dupixent, Praluent, and Kevzara under the Antibody License and Collaboration Agreement. In addition, in 2019, we and Sanofi shared profits in connection with commercialization-related activities for Dupixent, Praluent, and Kevzara, which resulted in us receiving $209.3 million of such profits in the aggregate. In 2020, subject to the following sentence, Sanofi has continued to fund the agreed-upon worldwide research and development expenses incurred by us and Sanofi; we have continued to fund certain Phase 3 development costs; and we and Sanofi have continued to share certain commercialization-related revenues and expenses under the Antibody License and Collaboration Agreement. Effective April 1, 2020, we and Sanofi amended the Antibody License and Collaboration Agreement to remove Praluent from the agreement such that, among other things, the agreement no longer governs the development, manufacture, or commercialization of Praluent; we and Sanofi entered into the Praluent Cross License & Commercialization Agreement whereby we, at our sole cost, are solely responsible for the development and commercialization of Praluent in the United States, and Sanofi, at its sole cost, is solely responsible for the development and commercialization of Praluent outside of the United States; and under the Praluent Cross License & Commercialization Agreement, Sanofi pays us a 5% royalty on Sanofi's net product sales of Praluent outside the United States until March 31, 2032.

In 2019, Sanofi also funded $54.1 million of our research and development expenses under the Amended and Restated Immuno-oncology Discovery and Development Agreement (the "Amended IO Discovery Agreement") and $108.9 million under the Immuno-oncology License and Collaboration Agreement. In addition, in 2019, Sanofi funded $10.3 million of commercialization-related expenses under the Immuno-oncology License and Collaboration Agreement and we recognized $92.7 million of revenue that was previously deferred from upfront payments received. In connection with the entry into the Amended IO Discovery Agreement, which was effective as of December 31, 2018, Sanofi also made a payment of $461.9 million to us in 2019 as consideration for (x) the termination of the parties' original Immuno-oncology Discovery and Development Agreement (the "Original IO Discovery Agreement"), (y) the prepayment of certain discovery and development activities conducted by us regarding the development of certain therapeutic bi-specific antibodies, and (z) the reimbursement of costs we incurred under the Original IO Discovery Agreement during the fourth quarter of 2018. In 2020, we and Sanofi have continued to share certain development expenses for cemiplimab under the Immuno-oncology License and Collaboration Agreement (as amended effective as of January 7, 2018 by the letter agreement discussed below). In addition, if Sanofi elects to co-develop a therapeutic bi-specific antibody targeting BCMA and CD3 (a "BCMAxCD3 Program Antibody") or MUC16 and CD3 (a "MUC16xCD3 Program Antibody") under our immuno-oncology collaboration, Sanofi will initially fund almost all of the development expenses incurred in connection with the development of such BCMAxCD3 Program Antibody, for which Sanofi will be the principal controlling party, and half of the development expenses incurred in connection with the clinical development of such MUC16xCD3 Program Antibody, for which we will be the principal controlling party.

A description of our antibody collaboration and our immuno-oncology collaboration with Sanofi is set forth in Note 3 to our audited financial statements for the fiscal year ended December 31, 2019 included in the 2019 Annual Report under the heading "a. Sanofi — Antibody" and "a. Sanofi — Immuno-Oncology," respectively.

In 2019, we recorded $26.0 million of revenue primarily related to a percentage of net sales of ZALTRAP® (ziv-aflibercept) Injection for Intravenous Infusion and manufacturing ZALTRAP commercial supplies for Sanofi under the amended and restated collaboration agreement relating to ZALTRAP.

Amended and Restated Investor Agreement with Sanofi; 2018 Letter Agreement

In January 2014, we entered into an Amended and Restated Investor Agreement with Sanofi, which was subsequently amended effective as of January 7, 2018 by the letter agreement discussed below. Pursuant to the Amended and Restated Investor Agreement, Sanofi has agreed to vote its shares as recommended by our board of directors, except that it may elect to vote proportionally with the votes cast by all of our other shareholders with respect to certain change-of-control transactions and to vote in its sole discretion with respect to liquidation or dissolution of our company, stock issuances equal to or exceeding 20% of the outstanding shares or voting rights of common stock and Class A stock (taken together), and new equity compensation plans or amendments if not materially consistent with our historical equity compensation practices.

In addition, we are required under the Amended and Restated Investor Agreement to appoint an individual agreed upon by us and Sanofi to our board of directors. Subject to certain exceptions, we are required to use our reasonable efforts (including recommending that our shareholders vote in favor) to cause the election of this designee at our annual shareholder meetings for so long as (other than during the term of the letter agreement discussed below) Sanofi maintains an equity interest in us that is equal to the applicable Highest Percentage Threshold (as defined below). This designee is required to be "independent" of Regeneron, as determined under Nasdaq rules, and to not be a current or former officer, director, employee, or paid consultant of Sanofi. The current Sanofi designee, Dr. Coles, was elected by the board of directors in January 2017 and by the shareholders at the 2017 Annual Meeting as a Class II director, and has been nominated by the board for reelection at the 2020 Annual Meeting.

Under the Amended and Restated Investor Agreement, Sanofi also has three demand rights to require us to use all reasonable efforts to conduct a registered underwritten offering with respect to shares of our common stock held by Sanofi from time to time; however, shares of our common stock held by Sanofi from time to time may not be sold until December 20, 2020 (other than with respect to an aggregate of 1,400,000 shares, as to which we have agreed to waive such "lock-up" during the term of the letter agreement and of which 740,914 shares remained available to be sold as of April 14, 2020). These restrictions on dispositions are subject to earlier termination upon the occurrence of certain events, such as the consummation of a change-of-control transaction involving us or a dissolution or liquidation of Regeneron.

Pursuant to the Amended and Restated Investor Agreement, Sanofi is bound by certain "standstill" provisions, which contractually prohibit Sanofi from seeking to directly or indirectly exert control of Regeneron or acquiring more than 30% of our Class A stock and common stock (taken together). This prohibition will remain in place until the earliest of (i) the later of the fifth anniversaries of the expiration or earlier termination of our Antibody License and Collaboration Agreement with Sanofi or our ZALTRAP collaboration agreement with Sanofi, each as amended; (ii) our announcement recommending acceptance by our shareholders of a tender offer or exchange offer that, if consummated, would constitute a change of control involving us; (iii) the public announcement of any definitive agreement providing for a change of control involving us; (iv) the date of any issuance of shares of common stock by us that would result in another party's having more than 10% of the voting power of our outstanding Class A stock and common stock (taken together) unless such party enters into a standstill agreement containing certain terms substantially similar to the standstill obligations of Sanofi; or (v) other specified events, such as a liquidation or dissolution of Regeneron.

Effective January 7, 2018, we and Sanofi and certain of Sanofi's direct and indirect subsidiaries entered into a letter agreement in connection with (i) the increase of the development budget amount for cemiplimab set forth in the Immuno-oncology License and Collaboration Agreement and (ii) the allocation of additional funds to certain proposed activities relating to the development of dupilumab and REGN3500 and non-approval trials of dupilumab (the "Dupilumab/REGN3500 Eligible Investments"). Pursuant to the letter agreement, we have agreed, among other things, to amend the definition of "Highest Percentage Threshold" to be the lower of (i) 25% of our outstanding shares of Class A stock and common stock (taken together) and (ii) the higher of (a) Sanofi's percentage ownership of Class A stock and common stock (taken together) on the termination date of the letter agreement and (b) the highest percentage ownership Sanofi attains following such termination date of our outstanding shares of Class A stock and common stock (taken together); and to grant a limited waiver of Sanofi's obligation to maintain the then-existing Highest Percentage Threshold during the term of the letter agreement in order to allow Sanofi to satisfy in whole or in part (a) its funding obligations with respect to the cemiplimab development costs under the Immuno-oncology License and Collaboration Agreement for the quarterly periods commencing on October 1, 2017 and ending on September 30, 2020 by selling up to 800,000 shares of our common stock directly or indirectly owned by Sanofi (of which 330,253 remained available as of April 14, 2020) and (b) its funding obligations with respect to the costs incurred by or on behalf of the parties to the Antibody License and Collaboration Agreement with respect to the Dupilumab/REGN3500 Eligible Investments for the quarterly periods commencing on January 1, 2018 and ending on September 30, 2020 by selling up to 600,000 shares of our common stock directly or indirectly owned by Sanofi (of which 410,661 remained available as of April 14, 2020). If Sanofi desires to sell shares of our common stock during the term of the letter agreement to satisfy a portion or all of its funding obligations for the cemiplimab development and/or Dupilumab/REGN3500 Eligible Investments, we may elect to purchase, in whole or in part, such shares from Sanofi. If we do not elect to purchase such shares, Sanofi may sell the applicable number of shares (subject to certain daily and quarterly limits) in one or more open-market transactions.

In 2019, Sanofi elected to sell, and we elected to purchase (either in cash or by issuing a credit towards the amount owed by Sanofi), an aggregate of 304,019 shares of our common stock pursuant to the letter agreement. In 2020 to date, Sanofi elected to sell, and we elected to purchase (either in cash or by issuing a credit towards the amount owed by Sanofi), an aggregate of 128,914 shares of our common stock pursuant to the letter agreement.

A more detailed description of the letter agreement with Sanofi is set forth in the 2019 Annual Report under Part I. Item 1. "Business — Collaboration Agreements — Collaborations with Sanofi."

Stanford University

Effective September 1, 2016, Marc Tessier-Lavigne, Ph.D. became the President of Stanford University. In 2019, we made payments to Stanford University of approximately $162,000 in the aggregate relating to (i) services provided in connection with certain clinical trials entered into in the ordinary course of business and (ii) a medical education fellowship grant. In 2020 through the end of the first quarter, we made one payment to Stanford of less than $2,000 in respect of these services.

OTHER

Indemnification of Directors and Officers

Our Certificate of Incorporation provides that, to the fullest extent permitted under the New York Business Corporation Law, no director or officer of our Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty in such capacity. In addition, our Amended and Restated By-Laws provide that we shall indemnify our directors and certain of our other personnel against expenses (including attorneys' fees) and certain other liabilities, including judgments, fines, and amounts paid in settlement, arising out of or incurred as a result of legal actions brought or threatened against them by reason of their position in our Company, subject to certain qualifications and provided that each such person acted in good faith, in a manner that they reasonably believed was in our best interest, and, where applicable, not unlawful. Subject to the provisions of our Certificate of Incorporation, our Amended and Restated By-Laws, and the New York Business Corporation Law, we may also advance expenses of the individuals entitled to indemnification.

AUDIT MATTERS

INTRODUCTION

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020. PricewaterhouseCoopers LLP (or its predecessor) has audited the Company's financial statements for the past 31 years.

The board of directors has directed that the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2020 be submitted for ratification by the shareholders at the Annual Meeting. Shareholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2020 is not required by the Company's charter documents or otherwise, but is being pursued as a matter of good corporate practice. If shareholders do not ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2020, the board of directors will consider the matter at its next meeting.

PricewaterhouseCoopers LLP has advised the Company that it will have in attendance at the 2020 Annual Meeting a representative who will be afforded an opportunity to make a statement, if such representative desires to do so, and will respond to appropriate questions presented at the 2020 Annual Meeting.

INFORMATION ABOUT FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Aggregate fees incurred related to services provided to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2019 and 2018 were:

	2019 ($)	2018 ($)
Audit Fees	2,250,341	2,680,642
Audit-Related Fees	—	85,000
Tax Fees	5,000	19,662
All Other Fees	6,106	6,088
Total Fees	**2,261,447**	**2,791,392**

Audit Fees. Audit fees in 2019 and 2018 were primarily for professional services rendered for the audit of the Company's financial statements for the fiscal year, including attestation services required under Section 404 of the Sarbanes-Oxley Act of 2002, technical accounting consultations related to the annual audit, and reviews of the Company's quarterly financial statements included in its Form 10-Q filings.

Audit-Related Fees. Audit-related fees in 2018 were for professional services rendered in connection with the Company's adoption of the new leasing accounting standard.

Tax Fees. Tax fees in 2019 and 2018 were for tax planning and advisory services.

All Other Fees. All other fees in 2019 and 2018 were for annual subscriptions to accounting resources.

The Audit Committee has adopted a policy regarding the pre-approval of audit and permitted non-audit services to be performed by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by PricewaterhouseCoopers LLP. The Audit Committee has approved a general provision of $75,000 for accounting advisory and other permissible consulting engagements. Management is responsible for notifying the Audit Committee of the status of accounting advisory and other permissible consulting engagements at regularly scheduled Audit Committee meetings and, if the Audit Committee so determines, the general provision is replenished to $75,000. The Audit Committee did not utilize the *de minimis* exception to the pre-approval requirements to approve any services provided by PricewaterhouseCoopers LLP during fiscal 2019 and 2018.

AUDIT COMMITTEE REPORT

We have reviewed the audited financial statements of the Company for the year ended December 31, 2019, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and met with both management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, to discuss those financial statements. The Audit Committee has discussed with the Company's independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Securities and Exchange Commission. The Audit Committee also discussed with the independent registered public accounting firm their independence relative to the Company and received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the PCAOB.

Based on the foregoing discussions and review, the Audit Committee recommended to the board of directors that the audited financial statements of the Company for the year ended December 31, 2019 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 for filing with the Securities and Exchange Commission.

We have appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020. This appointment was based on a variety of factors, including PricewaterhouseCoopers LLP's competence in the fields of accounting and auditing.

The Audit Committee
George L. Sing, Chairman
N. Anthony Coles, M.D.
Arthur F. Ryan

02

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The board of directors unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020.

SHAREHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 14, 2020, the number of shares of the Company's Class A stock and common stock beneficially owned by each of the Company's directors, each of the NEOs referred to below under "Executive Compensation," all directors and executive officers as a group, and each other person or group of persons known by the Company to beneficially own more than 5% of the outstanding shares of Class A stock or common stock, based upon (unless indicated otherwise) information obtained from such persons, and the percentage that such shares represent of the number of outstanding shares of Class A stock and common stock, respectively.

The Class A stock is convertible on a share-for-share basis into common stock. The Class A stock is entitled to ten votes per share and the common stock is entitled to one vote per share. We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated in the footnotes below, we believe, based on the information furnished or otherwise available to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class A stock and common stock shown as beneficially owned by them, subject to applicable community property laws. We have based our calculation of percentage of shares of a class beneficially owned on 1,848,970 shares of Class A stock and 110,673,311 shares of common stock outstanding as of April 14, 2020, except that for each person listed who beneficially owns Class A stock (and for directors and executive officers as a group), the number of shares of common stock beneficially owned by that person (and by directors and executive officers as a group) and the percentage ownership of common stock of such person assume the conversion on April 14, 2020 of all shares of Class A stock listed as beneficially owned by such person (or persons in the case of directors and executive officers as a group) into common stock and also that no other shares of Class A stock beneficially owned by others are so converted.

In computing the number of shares of common stock beneficially owned by a person (and by directors and executive officers as a group) and the percentage ownership of common stock of such person (and by directors and executive officers as a group), shares of common stock subject to options, PSUs, RSUs, or other convertible securities (if any) held by that person (and by directors and executive officers as a group) that are exercisable or releasable as of April 14, 2020 or are exercisable or releasable within sixty days after April 14, 2020 are deemed to be outstanding. Such shares are not deemed to be outstanding, however, for the purpose of computing the percentage ownership of common stock of any other person.

Name and Address of Beneficial Owner	Shares of Class A Stock Beneficially Owned[1]		Shares of Common Stock Beneficially Owned[1]	
	Number	Percent of Class	Number[2]	Percent of Class
Beneficial Owners of More than 5% of Class A Stock or Common Stock (Other than Directors and Executive Officers):				
Sanofi[3] 54, rue La Boetie 75008 Paris, France	—	—	23,221,451	21.0%
Capital World Investors[4] 333 South Hope Street Los Angeles, California 90071	—	—	8,351,951	7.5%
The Vanguard Group, Inc.[5] 100 Vanguard Blvd. Malvern, PA 19355	—	—	6,252,303	5.6%
BlackRock, Inc.[6] 55 East 52nd Street New York, New York 10055	—	—	6,138,848	5.5%
Directors and Executive Officers:[7]				
Leonard S. Schleifer, M.D., Ph.D.	1,726,565[8]	93.4%	4,127,724[9]	3.6%
P. Roy Vagelos, M.D.	—	—	1,821,406[10]	1.6%
George D. Yancopoulos, M.D., Ph.D.	42,750[11]	2.3%	2,520,436[12]	2.2%
N. Anthony Coles, M.D.	—	—	23,835[13]	[26]
Bonnie L. Bassler, Ph.D.	—	—	28,930[14]	[26]
Michael S. Brown, M.D.	—	—	56,618[15]	[26]
Joseph L. Goldstein, M.D.	—	—	48,019[16]	[26]
Andrew J. Murphy, Ph.D.	—	—	330,913[17]	[26]
Christine A. Poon	—	—	122,089[18]	[26]
Arthur F. Ryan	—	—	80,819[19]	[26]
George L. Sing	—	—	224,141[20]	[26]
Marc Tessier-Lavigne, Ph.D.	—	—	67,956[21]	[26]
Robert E. Landry	—	—	158,891[22]	[26]
Daniel P. Van Plew	—	—	382,430[23]	[26]
Huda Y. Zoghbi, M.D.	—	—	28,930[24]	[26]
All Directors and Executive Officers as a Group (19 persons)	**1,769,315**	**95.7%**	**10,917,813[25]**	**9.2%**

1 The inclusion in this table of any Class A stock or common stock, as the case may be, deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

2 For each person listed who beneficially owns Class A stock (and for directors and executive officers as a group), the number of shares of common stock listed includes the number of shares of Class A stock listed as beneficially owned by such person (or persons in the case of directors and executive officers as a group).

3 Based solely on a Form 4 filed by Sanofi with the SEC on March 11, 2020. According to this Form 4, 20,421,899 of the shares are held directly by Sanofi and 2,799,552 of the shares are held directly by Aventisub LLC (formerly known as Aventis Pharmaceuticals Inc.). Aventisub LLC is an indirect, wholly-owned subsidiary of Sanofi. Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014 (as amended), by and among Sanofi, sanofi-aventis US LLC, Aventisub LLC, and sanofi-aventis Amérique du Nord (collectively, the "Sanofi Parties"), and the Company, the Sanofi Parties have agreed to vote all shares of our voting securities they are entitled to vote from time to time as recommended by our board of directors, except that they may elect to vote proportionally with the votes cast by all of our other shareholders with respect to certain change-of-control transactions and to vote in their sole discretion with respect to liquidation or dissolution of Regeneron, stock issuances equal to or exceeding 20% of the outstanding shares or voting rights of Class A stock and common stock (taken together), and new equity compensation plans or amendments if not materially consistent with our historical equity compensation practices. See "The Company — Certain Relationships and Related Transactions — Transactions with Related Persons — Amended and Restated Investor Agreement with Sanofi; 2018 Letter Agreement" above for further information regarding the Amended and Restated Investor Agreement with Sanofi.

4 Based solely on an amendment to a Schedule 13G filed by Capital World Investors on February 12, 2020. According to this amendment, Capital World Investors, a division of Capital Research and Management Company ("CRMC"), has sole voting as to 8,308,528 of the shares reported as beneficially owned and dispositive power as to all of the shares reported as beneficially owned.

5 Based solely on an amendment to a Schedule 13G filed by The Vanguard Group, Inc. on February 10, 2020. According to this amendment, The Vanguard Group, Inc. has sole voting power as to 120,348, shared voting power as to 23,068, sole dispositive power as to 6,116,133, and shared dispositive power as to 136,170 of the shares reported as beneficially owned. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 91,833 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 71,498 shares as a result of its serving as investment manager of Australian investment offerings.

6 Based solely on an amendment to a Schedule 13G filed by BlackRock, Inc. on February 5, 2020. According to this amendment, BlackRock, Inc. has sole voting power as to 5,367,704 of the shares reported as beneficially owned and sole dispositive power as to all of the shares reported as beneficially owned.

7 The address for each director and executive officer is c/o Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707.

8 Includes 15,775 shares of Class A stock held in trust for the benefit of Dr. Schleifer's son, of which Dr. Schleifer is a trustee.

9 Includes (i) 1,820,844 shares of common stock purchasable upon the exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan, the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, or the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (collectively, the "Long-Term Incentive Plans") that are exercisable or become so within sixty days after April 14, 2020; (ii) 100,000 shares of common stock held in a grantor retained annuity trust of which Dr. Schleifer is the trustee; and (iii) 5,816 shares of common stock held in an account under the Company's 401(k) Savings Plan.

10 Includes (i) 1,145,495 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 2,204 shares of common stock held in an account under the Company's 401(k) Savings Plan; (iii) 143,900 shares of common stock held in a charitable lead annuity trust, of which Dr. Vagelos is the trustee; (iv) 83,652 shares of common stock held in a trust for his grandchildren, of which Dr. Vagelos's wife is the trustee; (v) 1,203 shares of common stock held in trusts for his grandchildren, of which Dr. Vagelos and/or his wife are trustees; and (vi) 54,146 shares of common stock and 86,321 shares of common stock held by the Marianthi Foundation and the Pindaros Foundation, respectively, both of which are charitable foundations of which Dr. Vagelos is a director and an officer. Dr. Vagelos disclaims beneficial ownership of the shares held by these charitable foundations.

11 Of these shares, 23,367 shares are held in trust for the benefit of Dr. Yancopoulos's children and certain other family members; Dr. Yancopoulos is a trustee of the trust. The remaining 19,383 shares are held in custody for the benefit of Dr. Yancopoulos's children.

12 Includes (i) 1,371,988 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 5,791 shares of common stock held in an account under the Company's 401(k) Savings Plan; (iii) 557,465 shares held in separate grantor retained annuity trusts, of which Dr. Yancopoulos is the trustee; (iv) 517,799 shares of common stock held in trust for the benefit of Dr. Yancopoulos's children and certain other family members, of which Dr. Yancopoulos is a trustee; and (v) 24,643 shares of common stock held in trusts for the benefit of Dr. Yancopoulos's children.

13 Consists of (i) 23,370 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

14 Consists of (i) 28,465 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

15 Consists of (i) 38,804 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020, which are held in a trust of which Dr. Brown and his spouse are trustees for the benefit of Dr. Brown's immediate family members; (ii) 11,349 shares of common stock held in a trust of which Dr. Brown and his spouse are trustees for the benefit of Dr. Brown's immediate family members; (iii) 5,000 shares of common stock held in a trust of which Dr. Brown's spouse is trustee for the benefit of Dr. Brown's immediate family members; (iv) 1,000 shares of common stock held by a family charitable foundation of which Dr. Brown is a director and an officer and his wife is a director; and (v) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service. Dr. Brown disclaims beneficial ownership of the shares referenced in (iii) and (iv).

16 Includes (i) 38,554 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

17 Includes (i) 276,750 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 27,625 shares of restricted stock ("RSAs"); and (iii) 4,212 shares of common stock held in an account under the Company's 401(k) Savings Plan.

18 Includes (i) 120,834 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

19 Includes (i) 52,054 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

20 Includes (i) 93,804 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 2,400 shares of common stock held by Mr. Sing's spouse; (iii) 3,700 shares of common stock held by Mr. Sing's spouse as custodian for the benefit of their son; (iv) 9,000 shares of common stock held in a trust for benefit of Mr. Sing's son; and (v) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

21 Includes (i) 66,304 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty

days after April 14, 2020 upon termination of service.

22 Includes (i) 133,493 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 20,125 RSAs; and (iii) 172 shares of common stock held in an account under the Company's 401(k) Savings Plan.

23 Includes (i) 352,642 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 7,625 RSAs; and (iii) 1,537 shares of common stock held in an account under the Company's 401(k) Savings Plan.

24 Consists of (i) 28,465 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; and (ii) 465 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020 upon termination of service.

25 Includes (i) 6,397,730 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 14, 2020; (ii) 83,108 RSAs; (iii) 4,185 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 14, 2020; and (iv) 27,183 shares of common stock held in an account under the Company's 401(k) Savings Plan.

26 Represents less than 1%.

SHAREHOLDER COMMUNICATIONS

The Company has established a process for shareholders to send communications to the members of the board of directors. Shareholders may send such communications by mail addressed to the full board, a specific member or members of the board, or a particular committee of the board, at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, Attention: Corporate Secretary. All such communications will be opened by our Corporate Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board or any individual director or group or committee of directors, the Corporate Secretary will make sufficient copies of the contents to send to such director or each director who is a member of the group or committee to which the envelope is addressed.

COMPENSATION-RELATED MATTERS

TABLE OF CONTENTS

INTRODUCTION

2020 COMPENSATION-RELATED PROPOSALS

This year, we ask you to cast your vote on two compensation-related proposals:

I **We seek your authorization** for a sufficient number of shares to fund our compensation program (Proposal No. 3).[1]

II **We seek your input** on our approach to compensation for our "Named Executive Officers"[2] through the advisory vote commonly referred to as "say on pay" (Proposal No. 4).

To best understand these proposals, it is important to consider our overall approach to compensation and certain key factors that play a significant role in shaping the program's structure and design. These factors include how closely we tie our pay practices to our mission, strategy, and business model; our ongoing, company-wide pay philosophy; and our process for seeking and carefully considering valuable shareholder feedback each year.

As you decide how to vote on these proposals, please keep in mind the following:

Key Takeaways

1 Our equity compensation program supports all of our employees, not just our NEOs, with approximately 90% of recent annual equity grants awarded to employees other than our NEOs.

2 We granted performance-based restricted stock units ("PSUs") to our CEO and CSO as a component of their 2019 annual equity awards. This and other carefully calibrated changes to our compensation program were based on investor feedback.

3 Our 2019 burn rate was at the lowest level in the last seven years due to specific steps we took to manage dilution from equity compensation.

4 We are asking our shareholders to approve the same number of shares for equity grants that we requested previously and are committed to ensuring that shares available under our long-term incentive plan will be sufficient for at least three years.

5 Our compensation model underpins our strategy of creating and advancing a high-quality, internally developed product pipeline, which delivered six important medicines and eight additional key indications for these products in the past decade.



Corporate Culture
- Science-based
- Long-term oriented
- Entrepreneurial spirit

Pay Philosophy
- Pipeline-focused
- Broad-based equity sharing
- Alignment with shareholder interests

Investor Feedback
- Extensive shareholder outreach
- Continued refinement of compensation and governance
- Concrete steps implemented in 2019

Effective and Appropriate Compensation Structure

---

1 In this section, "we," "us," and "our" refer to the Company and, where applicable, to the Compensation Committee of the Company's board of directors.

2 Our "Named Executive Officers" or "NEOs" are identified below under "Compensation Discussion and Analysis."

Our Corporate Culture

Stability, consistency, and an unrelenting focus on science and innovation have been important to our Company's success and long-term approach. Regeneron's culture is defined by loyal and motivated employees with an entrepreneurial spirit who are dedicated to the Company's mission to use the power of science to invent medicines for people with serious diseases. This dedication allowed us to bring six important, internally developed medicines to patients and obtain eight additional key indications for these products in the past decade. We have also consistently outperformed the industry in employee retention in recent years, as demonstrated by our employee attrition rate of less than half the industry average in each of the last five years.[3]

We continue to be led by Leonard S. Schleifer, M.D., Ph.D., one of the longest-serving founder CEOs in the S&P 500, and George D. Yancopoulos, M.D., Ph.D., our co-founder and Chief Scientific Officer. Drs. Schleifer and Yancopoulos, along with our management and scientific teams, have been the stewards of our long-term approach and are part of the formula for our success. The Company's dedication to science is also reflected in a board of directors and senior management team that are both heavily populated with top scientific talent.

We firmly believe that our compensation model that emphasizes long-term performance has helped us establish a culture where employees focus on our mission and drug discovery and development. Managing our business for the long term is a core Company belief, as demonstrated by our history of growing through innovation and through a pipeline of internally developed medicines. It also reflects our philosophy of "doing well by doing good," which encompasses our approach to operating responsibly; making drug-pricing decisions with fairness, affordability, and access at the forefront; and our commitment to patients.

Our Pay Philosophy

Our compensation program supports our core strategy of creating and advancing a high-quality, internally developed product pipeline. The pipeline is directly created by our talented employees, and their engagement, commitment, and achievements are key drivers of pipeline success and therefore our long-term performance.

The primary underpinning of our pay philosophy is to award equity-based pay to all eligible employees to ensure that when we deliver for patients and for shareholders, everyone shares in the upside growth. We award initial equity grants to all new hires, primarily in the form of stock options, in addition to a comprehensive annual equity program. In each of the last five years, approximately 90% of the employee equity grants were awarded to our employees other than our NEOs.[4] We believe that our broad-based equity program, which emphasizes long-term performance and ensures that all employees can share in our future potential, represents one of our competitive business advantages.

> **In each of the last five years, approximately 90% of employee equity grants were awarded to employees other than our NEOs.**

We have primarily used stock options for our employee equity awards because we think stock options are easy to understand, are long-term focused (consistent with the drug discovery and development cycle), and are difficult to manipulate by "managing to metrics." Importantly, stock options are completely aligned with shareholders' interests. We also believe that the performance-based nature of stock options is enhanced for companies like Regeneron whose stock price is directly impacted by pipeline developments.

We periodically assess our approach to compensation in light of our business objectives, feedback from our shareholders, and market practices in order to adjust our compensation program based on evolving business needs. As discussed further below, in 2019 we introduced PSUs as a component of the annual equity awards for Regeneron's

---

3 For example, our 2019 turnover rate was 7.8% compared to an industry average of 18.7%, with turnover in our research & development organization ranking lowest of all employee groups. Industry average is based on the Radford U.S. Life Sciences Trends Report for 2019.

4 Based on both the grant date fair value and the number of underlying shares (on an options-equivalent basis). Unless otherwise noted, award percentages below are based on the number of underlying shares (on an options-equivalent basis).

CEO and CSO (as well as the Chairman of the Board). In addition, we introduced restricted stock ("RSAs") or restricted stock units ("RSUs") for all other eligible employees as a component of their annual equity awards. While stock options continue to represent a key component of our equity program, we also believe that utilizing a mix of stock options and RSAs/RSUs will provide flexibility for managing dilution and promoting employee retention.

Shareholder Engagement and Feedback

We believe our compensation model is appropriate for our Company and is supported by our long-term performance, but also think it is very important to reach out to our shareholders for ideas, input, and direct feedback. We do this formally through our triennial say-on-pay vote, as well as through direct discussions with our shareholders and informal exchanges in other settings.

Our annual shareholder outreach program is quite extensive – last year we approached shareholders collectively representing nearly 60% of the shares of common stock outstanding as of December 31, 2019 (excluding shares held by our directors and executive officers and Sanofi), which we refer to as "public shareholders". As part of our outreach, we engaged in direct one-on-one discussions with shareholders representing over 50% of our public shareholders as well as both leading proxy advisory firms. Our Compensation Committee Chair led many of these discussions. The feedback from shareholders has resulted in specific changes to our compensation and corporate governance practices and policies, including the changes discussed below.

Changes that took into account feedback from recent shareholder engagement include the following:

What We Heard	What We Have Done
Preference for further pay-for-performance alignment	Granted PSUs to CEO and CSO in 2019 with rigorous performance goals tied to the Company's absolute total shareholder return ("TSR") (target = 61% TSR over five years).
Desire for more clarity regarding the process for determining annual cash incentives	Enhanced the existing process for determining 2019 annual cash incentives and provided more detailed disclosure about the Compensation Committee's determination of the Company performance multiplier in the CD&A section of this proxy statement.*
Support for all-employee equity compensation strategy, but concern about resulting burn rate	Maintained our all-employee equity compensation strategy while addressing concerns about the resulting burn rate using a two-part approach: • Reduce equity award grant guidelines: size of CEO equity awards reduced by almost 60% over the last seven years; and • Introduce full-value awards for a portion of the annual equity awards to eligible employees.
Concern about compensation program for non-employee directors and the Chairman of the Board	Introduced a new compensation program for our non-employee directors and the Chairman of the Board in November 2018. As a result: • Reduced by nearly 50% the grant date fair value of equity awards to both the non-employee directors and the Chairman of the Board (granted in January 2019 and December 2018, respectively); and • Introduced full-value awards (RSUs) as part of the non-employee director equity awards.

* See "Compensation Discussion and Analysis – Components of Executive Pay: What We Pay and Why We Pay It – Annual Cash Incentives" for more information.

These are just the latest examples of how our compensation program is continually refined. See the subsection "Compensation Discussion and Analysis – Our Compensation Processes – Shareholder Input and Outreach" for additional information on changes recently adopted based on shareholder feedback.

Our Compensation Program Today: Aligning Pay and Performance

We believe that our compensation program today is effective and aligns with our culture, pay philosophy, and shareholder input and interests.

Significant Performance-Based ("At-risk") Pay: At-risk pay accounts for a high proportion of compensation for our NEOs and other senior executives, which has been a consistent and defining feature of our program. For our CEO, over 93% of his direct pay[5] is at-risk and directly correlated to performance; in contrast, the average percentage of CEO at-risk compensation in our Peer Group is significantly lower, at 86%.[6]

Use of PSUs for CEO and CSO: As discussed above, in 2019 we introduced long-term PSUs to account for 30% of the annual equity awards of our CEO and CSO, which we believe will further incentivize our top executives to drive long-term, sustainable, and exceptional shareholder value creation.

Continual Management of Dilution: Over the last seven years, we have managed dilution from equity compensation by (i) reducing by nearly 60% the number of shares underlying the annual equity awards of our eligible employees, including our CEO; and (ii) adding time-based RSAs/RSUs to the annual long-term incentive mix for our employees (other than those receiving PSUs). Thanks to these measures, 2019 burn rate was at the lowest level in the last seven years. We did this while still maintaining our all-employee equity award strategy and concurrently creating over 6,000 new full-time jobs.[7]

In the last decade, we sought shareholder approval of additional shares for our long-term incentive plans three times. Each time, we requested the same number of shares – 12 million – and lived up to our commitment not to seek additional shares earlier than three years following approval. Once again, we are asking shareholders to approve 12 million additional shares for equity grants and are committed to ensuring that shares available under our long-term incentive plan will be sufficient for at least three years.

Regeneron Stock Utilization vs. Headcount*



> **Regeneron's 2019 burn rate was at the lowest level in the last seven years.**

* Burn rate calculated by dividing the number of shares subject to equity awards (stock options, RSAs, and RSUs) granted during the year by the basic weighted-average number of shares of common stock and Class A stock outstanding during the year. PSUs are to be reflected in the burn rate calculation for the year in which they are earned and, therefore, do not impact the burn rate shown in the chart. Headcount numbers based on the number of employees as of December 31 of the applicable year.

Alignment of Pay with Performance: As stock options comprise most of our CEO's reported compensation and do not provide value unless there is positive shareholder return, such compensation is closely aligned with the Company's performance. The charts below illustrate this alignment based on both (i) the as-reported grant date fair value and (ii) a realizable pay metric.

---

[5] We define "direct pay" or "direct compensation" as total compensation as reported in the Summary Compensation Table in the applicable proxy statement, other than the amounts reported as "All other compensation" and (if applicable) amounts reported under "Change in pension value and nonqualified deferred compensation earnings."

[6] Based on the Peer Group median for each compensation component (using data reported for 2018). See the subsection "Compensation Discussion and Analysis – Our Compensation Processes — Peer Data" below for a list of the companies included in our Peer Group.

[7] In 2019, we added 730 new jobs and yet reduced the burn rate for that year by 1.1%, from 4.7% to 3.6%.

1   Alignment Based on Grant Date Fair Value. Over the last five years, our CEO's total direct compensation tracked our TSR, as shown below.

CEO Total Direct Compensation vs. Indexed TSR*
($ millions)



*   "Total direct compensation" or "TDC" means total compensation as reported in the Summary Compensation Table in the applicable proxy statement (other than amounts reported as "All other compensation"). "Indexed TSR" in the period presented in this chart is expressed as a percentage of the closing price of our common stock on 12/31/2015.

2   Alignment Based on Realizable Pay. Our CEO's realized/realizable pay from compensation awarded over the last five years was significantly lower than the values reported for that compensation ($20.3 million of realized/realizable pay versus $148.0 million of reported value). Nearly all of the realized/realizable value was from salary and bonus because there was almost no value provided from equity awards granted during this five-year period. The chart below compares the aggregate, as-reported value of our CEO's total direct compensation over the last five years with his realized/realizable pay during the same period. We believe this demonstrates that our CEO compensation design rewards performance and, conversely, limits payouts in respect of periods with flat or negative TSR (as was the case in the period depicted below).

Five-Year CEO Total Direct Compensation – Reported vs. Realized/Realizable*
($ millions)



*   "Realized/realizable pay" means, for any measurement period, the sum of the (i) as-reported base salaries and annual cash incentives paid during such period, (ii) amounts realized as a result of the exercise of stock options awarded during such period, and (iii) amounts that could have been realized as a result of the exercise of outstanding and "in-the-money" stock options or the sale of shares delivered upon vesting of other equity awards, in each case awarded during such period (using the closing price of our common stock on the last trading day of the period).

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") describes the philosophy, objectives, and structure of our fiscal year 2019 executive compensation program. This CD&A is intended to be read in conjunction with the subsequent tables presented under "Compensation Dashboard – 2019 Executive Compensation Tables," which provide further historical compensation information for our "Named Executive Officers" or "NEOs".[8]



LEONARD S. SCHLEIFER, M.D., PH.D.
President and Chief Executive Officer



GEORGE D. YANCOPOULOS, M.D., PH.D.
President and Chief Scientific Officer



ROBERT E. LANDRY
Executive Vice President, Finance and Chief Financial Officer



DANIEL P. VAN PLEW
Executive Vice President and General Manager, Industrial Operations and Product Supply



ANDREW J. MURPHY, PH.D.
Executive Vice President, Research

EXECUTIVE SUMMARY

Our compensation program underpins our strategy of delivering sustainable, long-term growth through continued innovation. We believe the success of our compensation program and our performance (both financial and operational, in particular with respect to our pipeline progress) are best judged from a long-term perspective. The past decade was a transformational period for Regeneron – the Company evolved from a small biotech with a mostly pre-commercial portfolio to a large-cap company with seven commercialized products, including two with global annual net product sales of over $2 billion; a pipeline with multiple promising product candidates (including a comprehensive immuno-oncology program); a deep bench of scientific and industry talent; proprietary platform technologies that help accelerate and improve the traditional drug development process; one of the largest genetics sequencing efforts in the world; and a strong balance sheet with capital to advance and expand our wholly-owned R&D pipeline. We are proud that in that period we brought six important, internally developed medicines to patients and obtained eight additional key indications for these products. In the most recent period, we made further progress and celebrated significant scientific, operational, and financial accomplishments, as discussed further under "2019 Business Highlights" below.

---

[8] These are determined in accordance with SEC rules, and for this year consist of our President and Chief Executive Officer ("CEO"); President and Chief Scientific Officer ("CSO"); Executive Vice President, Finance and Chief Financial Officer ("CFO"); and our two other highest-paid executives for 2019, our Executive Vice President and General Manager, Industrial Operations and Product Supply, and our Executive Vice President, Research.

To keep key managers motivated and focused, we believe that we must continue to provide an executive compensation package that prioritizes achievement of our long-term goals (particularly those related to drug discovery and development), incentivizes high performance, and strongly aligns with the direct interests of our long-term investors.

Compensation decisions of the past year balance consistency and flexibility following a thoughtful process for setting CEO and other NEO compensation. We believe the resulting pay outcomes were commensurate with 2019 performance and the NEOs' contributions in 2019 and will incentivize performance in the years to come.

2019 COMPENSATION HIGHLIGHTS

Select compensation highlights from the past year include the following:

Base Salaries

- There were minimal changes to the base salaries of our NEOs paid in 2019, with base salary increases reflecting a 3.5% merit increase (consistent with those for other employees) and, in the case of Mr. Landry and Dr. Murphy, base salary adjustments of $26,200 and $64,400, respectively, to reflect promotions.

Annual Cash Incentives

- *(New)* In response to shareholder input, we enhanced the existing process by which the Compensation Committee determines the annual cash incentive Company performance multiplier and provided additional disclosure about the Committee's decision-making (see "Components of Executive Pay: What We Pay and Why We Pay It – Annual Cash Incentives" below for additional information).

- Following a year with a great deal of clinical and operational success, the annual cash incentives paid out at 177% of each NEO's target bonus, on average, in 2019.

Annual Equity Awards

- *(New)* In December 2019, following feedback from shareholders and in light of other relevant considerations, we granted PSUs as part of the 2019 annual equity award to our CEO and CSO (as well as the Chairman of the Board). The PSUs are long-term awards intended to motivate exceptional shareholder value creation over the next five years. The PSUs accounted for approximately 30% of each officer's 2019 annual equity awards, while the remaining 70% consisted of stock options. Key features of the PSUs, which are discussed more fully below under "Components of Executive Pay: What We Pay and Why We Pay It — Annual Equity Awards" below, include:

  - Long-term, five-year performance period (with an opportunity for accelerated payout after four years if performance is strong); and

  - Rigorous performance goals tied to the Company's TSR over the performance period (target is a 61% TSR over five years and minimum threshold payout requires at least a 28% TSR).

2019 BUSINESS HIGHLIGHTS

Our corporate performance for 2019 was assessed in three categories: (1) factors related to our product pipeline and development for both the near- and long-term; (2) factors regarding our financial performance and operations; and (3) factors related to our talent, culture, and corporate responsibility.

As in prior years, the factors analyzed under category (1) continued to be a key measure for the Compensation Committee's assessment and calculating the Company performance multiplier. This recognizes the importance of science and innovation as well as the critical role of the development pipeline in the Company's long-term success.

We provide a comprehensive overview of our 2019 achievements and the Compensation Committee's assessment of those achievements in the subsection "Components of Executive Pay: What We Pay and Why We Pay It — Annual Cash Incentives."

Select 2019 achievements are highlighted in the table below.

Regulatory Approvals

- **EYLEA:** U.S. Food and Drug Administration approvals for a new indication, diabetic retinopathy, and pre-filled syringe
- **Dupixent:**
  - FDA and European Commission approvals for expanded atopic dermatitis indication in adolescent patients (12–17 years of age)
  - FDA and European Commission approvals for a new indication, chronic rhinosinusitis with nasal polyposis
  - European Commission approval for the treatment of asthma in adults and adolescents
- **Libtayo:** Conditional European Commission approval for the treatment of advanced cutaneous squamous cell carcinoma

Clinical Advances

- **Dupixent:** Completed Phase 3 study in pediatric patients (6–11 years of age) with severe atopic dermatitis
- **Libtayo:** Interim objective response rate readout from Phase 3 study in non-small cell lung cancer
- **REGN1979** (bispecific antibody targeting CD20 and CD3): Reported data from non-Hodgkin lymphoma study
- **REGN5458** (bispecific antibody targeting BCMA and CD3): Reported initial data from multiple myeloma study
- **REGN-EB3** (multi-antibody therapy to Ebola virus infection): Shown to be superior to ZMapp in preventing death

Commercial Execution

- **EYLEA:**
  - Full-year 2019 global net product sales of $7.54 billion*
  - Fourth quarter 2019 U.S. net product sales increased 13% to $1.22 billion versus fourth quarter 2018
- **Dupixent:** Full-year 2019 global net product sales of $2.32 billion**
- **Libtayo:** #1 systemic treatment in cutaneous squamous cell carcinoma in the United States
- **Antibody Collaboration with Sanofi:**
  - Achieved profitability for the first time on a quarterly basis in the second quarter of 2019
  - Increased profitability in the third and fourth quarters of 2019

Financial Execution

- **Revenue:** Full-year 2019 revenues increased 17% to $7.86 billion versus 2018***
- **Non-GAAP Diluted EPS:** Non-GAAP net income per share, or EPS, for full-year 2019 increased 8% versus 2018****
- **Business Development:** Approximately $850 million of equity investments and upfront payments in connection with our collaboration arrangements
- **Share Repurchase Program:** Initiated a share repurchase program to repurchase up to $1.0 billion of our common stock

*Our collaborator Bayer records net product sales of EYLEA outside the United States.

**Our collaborator Sanofi records global net product sales of Dupixent.

***As reported in the 2019 Annual Report. In the second quarter of 2020, Regeneron announced that it had implemented changes in the presentation of its consolidated financial statements relating to certain reimbursements and other payments for products developed and commercialized with collaborators. These changes were made effective January 1, 2020 and have also been applied retrospectively. After giving effect to these changes, Regeneron's revenue for fiscal 2018 and fiscal 2019 would have been $5.15 billion and $6.56 billion, respectively. There is no impact from these changes to net income or net income per share.

****Non-GAAP net income and non-GAAP net income per share, or EPS, are not measures calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See Appendix A for a definition of these measures and a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

TSR Performance

Despite progress in many key areas of our business,[9] our stock underperformed the S&P 500 Index and the S&P Biotechnology Select Industry Index last year and over the five years ended December 31, 2019, which we believe was due to factors including concerns about competitive threats to our marketed products (particularly EYLEA) and drug-pricing legislation or regulatory reform. However, over the 10-year period ended December 31, 2019, we delivered stock price appreciation of 1,453% and outperformed both the S&P 500 Index (2009–2019 TSR of 256%) and the S&P Biotechnology Select Industry Index (2009–2019 TSR of 442%). While we cannot predict or control the performance of our stock price in any particular time period, we believe that if we continue to deliver operational, pipeline, and financial results, the creation of shareholder value and stock price appreciation will follow.

Regeneron 5-Year TSR vs. S&P Indices*



*TSR data reflect total returns (stock price appreciation and, if applicable, reinvested dividends).

HOW OUR PAY PROGRAM WORKS

Our executive compensation program is designed to support our business model and drive our product pipeline. We operate in an industry with fierce competition for talent, and believe an attractive compensation program is necessary to incentivize, motivate, and retain top talent.

The Compensation Committee relies primarily on the following compensation elements to achieve these objectives:

	Period	Element	Objective	Performance Measured/Rewarded
FIXED	Annual	Base Salary	Recognizes an individual's role and responsibilities and serves as an important retention vehicle	Reviewed annually and set based on market competitiveness, individual performance, and other internal considerations
PERFORMANCE-BASED	Annual	Annual Cash Incentive	Motivates and rewards our executives for short-term achievements and milestones towards our long-term goals	Corporate performance (CEO and CSO); corporate performance and individual contributions to that achievement (other NEOs)
	Long-Term	Stock Options	Supports the achievement of strong, long-term share price growth	Options vest annually over four years; 10-year term
	Long-Term	PSUs (CEO and CSO)*	Aligns the interests of CEO and CSO and shareholders and serves as an important retention vehicle; rewards strong TSR performance	Five-year TSR as primary performance metric with 61% five-year TSR required to earn target
	Long-Term	RSAs (NEOs other than CEO and CSO)	Promotes employee retention	Annual awards vest 50% on the second anniversary of the date of grant and 50% on fourth anniversary of the date of grant

*As noted above, PSUs were also granted as part of the 2019 annual equity award of the Chairman of the Board. The Chairman's compensation is outside of the scope of this CD&A and is discussed under the subsection "Board of Directors—Compensation of Directors."

9 Information about additional accomplishments in 2019 is provided below under the subsection "Components of Executive Pay: What We Pay and Why We Pay It – Annual Cash Incentives."

KEY GOVERNANCE FEATURES OF OUR COMPENSATION PROGRAM

Our Compensation Committee independently oversees the executive compensation program with the support of an independent compensation consultant and management. Our compensation program demonstrates strong governance, minimizing inappropriate risk-taking behavior while protecting shareholder rights and interests. The following is a summary of some of our executive compensation best practices and policies.

WHAT WE DO

- ✓ **Align pay with performance**

- ✓ **Align management and shareholder interests**

- ✓ **Maintain robust stock ownership guidelines**

- ✓ **Apply "double trigger" change-in-control vesting provisions to equity awards**

- ✓ **Maintain a strong recoupment (clawback) policy**

- ✓ **Review peer group pay as reference point**

- ✓ **Retain an independent compensation consultant**

- ✓ **Actively and regularly engage with shareholders on executive compensation matters**

WHAT WE DON'T DO

- ✗ **Reprice or exchange stock options**

- ✗ **Provide excessive perquisites**

- ✗ **Provide excise tax gross-ups in any new compensation plans or arrangements**

- ✗ **Allow hedging or pledging of securities**

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES

We consider the following objectives when determining compensation of our NEOs and other executives:

1   Driving innovation through our ownership culture while managing the dilutive impact of equity grants

2   Providing at-risk, performance-based pay to all employees, with increased performance accountability as responsibility increases

3   Prioritizing design simplicity, long-term orientation, and avoiding too much emphasis on short-term metrics

4   Balancing year-over-year consistency and flexibility in making compensation decisions

5   Aligning our executive compensation with shareholder interests by linking compensation to the core elements of our long-term performance

6   Using independent sources of expertise and comparative data to inform our decision-making

7   Assessing our compensation objectives in light of measurable results

1   Driving innovation through our ownership culture while managing the dilutive impact of equity grants

We focus on the number of shares underlying equity awards as a percentage of basic shares of capital stock outstanding when making decisions on equity-based pay for our NEOs. We believe this dilution-based approach allows us to evaluate stock option and other equity grants on a consistent basis year-over-year, without regard to fluctuations in the share price, and is aligned more closely with shareholder interests. We also believe this approach allows for a more meaningful comparison to industry peers.

The 2019 CEO equity grant as a percentage of basic shares outstanding was below the 75th percentile of the market composite data prepared by Radford from the 2019 Radford Global Life Sciences Survey (U.S. public biotechnology and pharmaceutical companies with between 1,500 and 20,000 employees) and our Peer Group data (we refer to the composite data below as the "Market Composite Data").[10]

CEO Grant as a Percentage of Basic Shares Outstanding*





2019 CEO annual equity award was below the 75th percentile of the market.

*Based on 2019 equity award information reported in the Summary Compensation Table included in this proxy statement for Regeneron and on the Market Composite Data.

[10] Unless otherwise noted, award percentages in this section are based on the number of underlying shares (on an options-equivalent basis), with RSAs/RSUs and PSUs (PSUs at target) converted into options-equivalents based on a ratio of 4 to 1 and approximately 3 to 1, respectively.

Focusing on the number of shares, rather than targeting a specific grant date fair value, avoids rewarding executives with larger grant sizes following a decline in stock price. In line with this approach, when our stock price declined or remained relatively flat in each of 2016, 2017, 2018, and 2019 compared to the prior year, we continued to reduce the number of stock options awarded to our CEO. In 2019, the number of shares underlying our CEO's award was reduced by 10%, which contributed to a 22% reduction in the aggregate grant date fair value of his award.

CEO Annual Equity Award*



Our CEO's annual equity awards steadily declined as a percentage of the applicable number of outstanding shares of Regeneron capital stock, from **0.291%** in 2012 to **0.108%** in 2019.



*Share percentages are based on 96.6 million, 99.4 million, 101.7 million, 104.1 million, 105.5 million, 107.4 million, 108.2 million and 109.8 million shares (in each case consisting of common stock and Class A stock) outstanding as of October 12, 2012, October 28, 2013, October 16, 2014, October 16, 2015, October 20, 2016, October 20, 2017, October 19, 2018, and October 24, 2019, respectively, as reported in Regeneron's Quarterly Report on Form 10-Q for the third quarter of the applicable year. The number of shares underlying PSUs (at target) is converted into options-equivalents based on a ratio of approximately 3 to 1.

2   Providing at-risk, performance-based pay to all employees, with increased performance accountability as responsibility increases

All of our CEO's direct pay, except for base salary, is "at-risk." At-risk pay comprised 93% of our CEO's direct pay in 2019 (the breakdown was similar in recent prior years). This is significantly higher than the percentage of at-risk compensation for CEOs in our Peer Group (based on the Peer Group median for each compensation component), as shown in the charts below.

Regeneron CEO Pay Mix*



Peer Group Average CEO Pay Mix*



* "At-risk Equity" consists of stock options and any equity awards with performance-based vesting conditions (such as PSUs). "Other Equity" consists of all other equity awards, such as time-based RSAs and RSUs. "At-risk Equity" and "Other Equity" reflect the grant date fair value of such equity awards. "STIP" consists of bonus and/or other applicable compensation provided under short-term, non-equity incentive plans. "At-risk" compensation consists of STIP and At-risk Equity. Total compensation amounts reflect direct compensation (total reported compensation, other than amounts reported as "All other compensation").

The "at-risk" design of our CEO's compensation package is also demonstrated by the history of limited payouts in respect of periods with flat or negative TSR. See "Compensation-Related Matters – Introduction – Our Compensation Program Today: Aligning Pay and Performance" above for a comparison of our CEO's reported versus realized/realizable pay over the last five years.

3 Prioritizing design simplicity, long-term orientation, and avoiding too much emphasis on short-term metrics

We primarily rely on stock option grants for our NEOs' equity-based pay because they are simple, do not deliver realizable compensation if shareholders fail to benefit from a stock price increase, are in sync with the time required for discovery, development, and commercialization of novel therapies, and would be difficult to "game," unlike some pre-set short-term performance goals. In addition, in 2019 we introduced for our CEO and CSO (as well as the Chairman of the Board) PSUs with a long-term, five-year performance period (with an opportunity for an accelerated payout after four years if performance is strong) and straightforward TSR goals provided in an objective, fixed schedule.

We believe that our long-term performance and our robust pipeline are evidence of providing our NEOs and other employees with the right incentives. Tying compensation to long-term, Company-wide success has enabled us to encourage decision-making that we believe is consistent with the long-term sustainability of our Company and our reputation. The types of equity awards we have utilized support our strategy of driving value creation through innovation, our pipeline, and demand for our products.

4 Balancing year-over-year consistency and flexibility in making compensation decisions

The design and operation of our compensation plans (including our reliance on equity awards as a primary long-term employee incentive) for our NEOs have been consistent since the Company's inception. Our decision-making process for setting NEO compensation, including their annual salaries, year-end cash incentives, and equity awards, has been similarly consistent in recent years. However, when warranted by the circumstances, we adapt and make adjustments. Based on shareholder feedback and other relevant considerations, in 2019 we introduced PSUs as a component of the annual equity awards for our CEO and CSO and RSAs as a component of the annual equity awards for our other NEOs. See the subsection "Our Compensation Processes" below for further information regarding our compensation decision-making.

5 Aligning our executive compensation with shareholder interests by linking compensation to the core elements of our long-term performance

Our NEOs' direct pay, except for base salary, depends on performance. We do this to align these senior executives' at-risk pay with their levels of authority and with shareholders' interests. In addition, our NEOs receive no value from their stock option or PSU awards if shareholders do not benefit, which results in a complete alignment of such compensation with shareholder interests. No amount of time will make a stock option deliver any value unless the company's stock price increases. In addition, stock options reward our NEOs for increasing shareholder value over the entire 10-year option term, which we believe is consistent with the drug discovery and development cycle. Similarly, any PSU vesting is determined over a long-term, five-year performance period (with an opportunity for an accelerated payout after four years if performance is strong). We also believe that the performance-based nature of equity awards such as stock options and PSUs is enhanced for companies like Regeneron whose stock price is directly impacted by pipeline developments. We further link our NEOs' and other executives' pay to their decisions that affect our performance by incorporating an assessment of the caliber of our drug-development pipeline into our compensation decisions.

6 Using independent sources of expertise and comparative data to inform our decision-making

The Compensation Committee retains its independent compensation consultant, Frederic W. Cook & Co., to perform projects at its direction and to provide professional expertise. We also use data compiled by management's consultant, Radford. Comparative compensation data are used to review each component of our NEOs' compensation against the Peer Group as well as their total annual compensation in relation to the Peer Group, while taking into account various factors such as the executive's performance, past compensation history, experience, and the role in the Company's success. We also look at survey data for companies in our area, in our industry, and in our size range to inform our compensation deliberations.

We use Peer Group data as a point of reference, but Peer Group data do not represent the only factor considered and we do not peg compensation to a specific percentile of our Peer Group. We also consider the practices of our "Biotech R&D Peers"—the 10-company sub-group of peers viewed as having businesses and drug discovery and development cultures that are most similar to Regeneron's, with similarly-sized employee bases. See the subsection "Our Compensation Processes—Peer Data" below for additional information.

The Compensation Committee's consultant does not perform any other services for the Company (other than those provided to the Corporate Governance and Compliance Committee with respect to non-employee director compensation matters, as discussed under "Board of Directors—Compensation of Directors" above) and has been determined by the Committee to be independent.

7 Assessing our compensation objectives in light of measurable results

As a science-focused company, we believe in assessing our compensation philosophy and objectives, as they relate to our NEOs and other employees, in light of measurable results. Those include our pipeline productivity and sustaining an engaging employee culture that drives innovation, which we assess based on relevant metrics. For example, we review our attrition rate (which in each of the last five years was at less than half the industry average) and the number of regulatory approvals for our products (approvals for six products and eight additional key indications in the last 10 years). We periodically review our compensation program, seek shareholder feedback, and have an open discussion about our approach to compensation and approaches utilized by other companies in our industry – and make changes based on these considerations.

COMPONENTS OF EXECUTIVE PAY: WHAT WE PAY AND WHY WE PAY IT

OUR NEO COMPENSATION HAS FIVE PRINCIPAL COMPONENTS:



1 BASE SALARIES

2 ANNUAL CASH INCENTIVES

3 ANNUAL EQUITY AWARDS

4 PERQUISITES AND PERSONAL BENEFITS

5 POTENTIAL SEVERANCE BENEFITS

We use these pay components to achieve the following objectives:

Objective	COMPENSATION COMPONENTS				
	Base Salaries	Annual Cash Incentives	Annual Equity Awards	Perquisites and Personal Benefits	Potential Severance Payments
Attract and retain top talent	●	●	●	●	●
Provide stability and manage risk	●				●
Reward annual performance		●			
Balance immediate focus with pursuit of sustainable long-term performance			●		●
Align our employees' interests with those of shareholders and reward exceptional performance		●	●		
Promote a culture of scientific innovation, teamwork, and ethical behavior	●	●	●	●	●

BASE SALARIES

The base salary component of NEO pay generally comprises a steadily smaller percentage of overall compensation as executives' level of responsibility rises.

We consider factors including the executive's scope of responsibilities, experience, and annual performance when setting base salaries. We also consider base salaries of comparable positions in the region, among our peers, and in the broader biopharmaceutical industry. Finally, while there is no target benchmark level for salaries, we generally position total target cash compensation (consisting of base salary and annual cash incentives) at or below the market median based on relevant comparative data. See the subsections "Our Compensation Processes—Independent Compensation Consultant" and "Our Compensation Processes—Peer Data" for further information.

A chart of our NEOs' base salaries follows.

Named Executive Officer	2018 Base Salary ($)	2019 Base Salary ($)	2019 vs. 2018 Change (%)[1]	2020 Base Salary ($)	2020 vs. 2019 Change (%)[1]
Leonard S. Schleifer, M.D., Ph.D.	1,330,500	1,377,100	3.5	1,425,300	3.5
George D. Yancopoulos, M.D., Ph.D.	1,130,900	1,170,500	3.5	1,211,500	3.5
Robert E. Landry	680,000	730,000	7.4[2]	795,000	8.9[3]
Daniel P. Van Plew	660,000	683,100	3.5	795,000	16.4[3]
Andrew J. Murphy, Ph.D.	517,500	600,000	15.9[2]	700,000	16.7[3]

1 Reflects a 3.5% merit increase consistent with those for other employees.

2 Reflects (i) a 3.5% merit increase consistent with those for other employees and (ii) a base salary adjustment of $26,200 and $64,400 to reflect promotions for Mr. Landry and Dr. Murphy, respectively.

3 Reflects (i) a 3.5% merit increase consistent with those for other employees and (ii) a base salary adjustment of $39,400, $88,000, and $79,000 to ensure greater market competitiveness for Mr. Landry, Mr. Van Plew, and Dr. Murphy, respectively.

ANNUAL CASH INCENTIVES

Our NEOs are eligible for cash incentives based on annual performance. We use these annual incentive opportunities to reward short-term achievements and milestones towards our long-term goals.

We focus on our overall corporate performance to determine the cash incentives of our CEO and our CSO. Our other NEOs' cash incentives are assessed on both our overall corporate performance and on their individual contributions. For 2019, annual cash incentive opportunities for each NEO were weighted as shown below:

Role	Corporate Performance	Individual Performance
CEO and CSO	100%	—
Other NEOs	60%	40%

Corporate Performance

Feedback from our shareholder engagement efforts since our last annual meeting suggested that the annual cash incentive goals appeared subjective, and investors expressed a desire for more concrete, objective, and transparent goals so that they could more fully understand how cash incentive payments were linked to corporate and individual performance. Our Compensation Committee listened to this feedback and enhanced the existing process for determining the cash incentive for 2019. The enhanced approach also incorporates greater involvement of all non-employee directors and the Chairman of the Board in reviewing the Company's performance for purposes of setting the annual cash incentive.

Corporate performance for 2019 was assessed in three categories: (1) factors related to our product pipeline and development for both the near- and long-term; (2) factors regarding our financial performance and operations; and (3) factors related to our talent, culture, and corporate responsibility. As in prior years, the factors analyzed under category (1) continued to be a key measure for the Compensation Committee's assessment and calculating the Company performance multiplier. This recognizes the importance of innovation as a key component of the Company's business strategy and valuation, as well as the critical role of the development pipeline in the Company's long-term success.

(1) PRODUCT PIPELINE AND DEVELOPMENT (PRIMARY FACTORS)

Regulatory & Clinical Milestones; Commercial Support

- Approval of new products or indications by the U.S. Food and Drug Administration ("FDA") or applicable regulatory authorities outside the United States
- Regulatory submissions for new products and new indications
- Breakthrough Therapy or orphan drug designations by the FDA (or their equivalent outside the United States)
- Data readouts and key publications from potentially pivotal/registrational studies
- Initiation of new Phase 3 or Phase 2 studies

Achievements in 2019:*

EYLEA
- FDA approval for diabetic retinopathy
- FDA approval of pre-filled syringe; 650,000 doses prepared for launch

Dupixent
- FDA and European Commission ("EC") approval for adolescents (ages 12-17) with moderate-to-severe atopic dermatitis ("AD")
- Supplemental Biologics License Application ("sBLA") and Marketing Authorization Application ("MAA") submissions for 300mg auto-injector; MAA approval for 200 mg auto-injector (response to FDA Complete Response Letter for 200 mg in progress)
- FDA and EC approval for chronic rhinosinusitis with nasal polyposis ("CRSwNP") (via priority review)
- Positive results from two Phase 3 trials in CRSwNP published in *The Lancet*
- EC approval for adults and adolescents with severe asthma
- Positive top-line Phase 3 results in pediatric AD (ages 6-11)
- Initiated Phase 3 trial in chronic obstructive pulmonary disease
- Submitted sBLA for children ≥6 to <12 years with moderate to severe AD
- Submitted sBLA for 2mL (300 mg) autoinjector

Libtayo
- Conditional EC approval for advanced cutaneous squamous cell carcinoma ("CSCC")
- Updated positive Phase 2 data in CSCC; initiated Phase 3 adjuvant study
- Continued to recruit in multiple registrational-intent Phase 2 and Phase 3 studies in cervical cancer, basal cell carcinoma, and non-small cell lung cancer

Praluent
- FDA and EC approval to reduce risk of serious cardiovascular events
- FDA approval for primary hyperlipidemia (including heterozygous familial hypercholesterolemia)
- Phase 3 read-out for homozygous familial hypercholesterolemia ("HoFH") lipid-lowering study

REGN-EB3
- Four-agent trial stopped early due to REGN-EB3 superiority to ZMapp control; full data published in *New England Journal of Medicine*
- Breakthrough Therapy designation granted by FDA
- Rolling BLA submission for Ebola underway

Evinacumab (ANGPTL3)
- Positive Phase 3 results in HoFH

Fasinumab (NGF)
- Completed enrollment in Phase 3 efficacy and safety studies in osteoarthritis pain

Garetosmab (Activin A)
- Completed enrollment and final visit for double blind (pivotal) portion of the Phase 2 study in fibrodysplasia ossificans progressiva

Other Investigational Compounds
- REGN3500 (IL-33) in asthma: positive Phase 2 results
- REGN1908-1909 (Feld1) in cat allergy: initiated Phase 2 study
- Pozelimab (C5) in paroxysmal nocturnal hemoglobinuria: declared proof of concept and initiated Phase 3 program
- REGN5096 (GFRa3) in osteoarthritis pain: initiated Phase 2 study
- REGN1979 (CD20XCD3) in non-Hodgkin lymphoma ("NHL"): positive Phase 1 results in relapsed/refractory B-cell NHL; initiated registrational-intent Phase 2 study in relapsed/refractory follicular lymphoma; amendment to expand Phase 2 study into multiple other NHL subtypes is pending at sites
- Narrowed development scope of evinacumab beyond rare diseases

Progress in Earlier-Stage Clinical Programs; New Candidates into Clinical Development

- Data readouts and key publications from existing Phase 1 studies
- Initiation of new Phase 1 studies
- Notable early research milestones and collaborations

Achievements in 2019:

- Overall, 85 clinical studies in progress (or planned through December 2019) involving 6,800 new patient volunteers in 53 countries vs. 61 clinical trials of 5,600 patients in 44 countries in 2018
- REGN5458 and REGN5459 (BCMAXCD3) in multiple myeloma: initiated Phase 1 studies; received encouraging first data from advanced myeloma patients
- REGN5713-5714-5715 (Betv1) in birch allergy: initiated Phase 1 study

- REGN5093 (METXMET) in MET-altered advanced non-small cell lung cancer: initiated Phase 1 study
- REGN5678 (PSMAXCD28) in prostate cancer: initiated Phase 1 study
- Collaboration with Alnylam Pharmaceuticals, Inc. to discover and develop RNA interference therapeutics for ocular and central nervous system diseases; 7 targets selected

- First 50,000 exomes from UK Biobank health resource sequenced by the Regeneron Genetics Center® ("RGC") and publicly released
- 1,000,000 exomes sequenced by the RGC (anticipated by early 2020)
- 1,694 worldwide patents issued in 2019 (through December 1)
- 1,376 worldwide patent applications filed in 2019 (through December 1)
- 83 peer-reviewed publications from January through mid-October of 2019

---

*Descriptions of achievements are based on information available to the Committee when setting the Company performance multiplier for 2019.

(2) FINANCE AND OPERATIONS (SECONDARY FACTORS)

Financial Metrics

- Growth in total revenues
- Growth in net product sales for key marketed products
- Growth in profitability metrics

Achievements in 2019:

- Total revenue for the first nine months of 2019 was $5.694 billion, a 19% increase over the same period in 2018 ($4.783 billion)
- Full-year Non-GAAP Net Income and Diluted Non-GAAP EPS forecast exceeded the 2019 Board-approved plan by double digits
- Double-digit free cash flow growth (net cash provided by operating activities less capital expenditures) for the first nine months of 2019 versus the same period in 2018

- EYLEA global net product sales of $5.537 billion in the first nine months of 2019 (representing 12% growth vs. the first nine months of 2018)
- EYLEA net product sales in the U.S. increased on an annual basis for the eighth straight year without a price increase
- Dupixent global net product sales of $1.564 billion in the first nine months of 2019 (representing 159% growth vs. the first nine months of 2018)
- Praluent global net product sales of $207 million in the first nine months of 2019 (representing 3% decline vs. the first nine months of 2018)

- Kevzara global net product sales of $147 million in the first nine months of 2019 (representing 139% growth vs. the first nine months of 2018)
- Libtayo global net product sales of $119 million in the first nine months of 2019
- Initiated a share repurchase program to repurchase up to $1.0 billion of common stock

Operational & Manufacturing

- Marketing structure & strategy
- Pricing, policy & legal developments
- Successful completion of global audits
- Expansion of facilities
- Manufacturing volume

Achievements in 2019:

- Expanded and realigned EYLEA field force to focus on realizing greater opportunity in diabetic eye disease
- Executed well-received Dupixent DTC TV U.S. campaigns for adult AD and asthma
- Implemented new pricing strategy for Praluent, reducing U.S. list price
- U.S. District Court invalidated Amgen Inc.'s asserted patent claims targeting PCSK9

- U.S. and EU patent offices invalidated Immunex Corporation's patents claiming IL-4R antibodies
- U.S. District Court found that the manufacture, use, offer for sale, sale, or importation into the United States of aflibercept does not infringe Novartis AG's asserted patent claims
- Continued work with policymakers to develop responsible solutions that address affordability and accessibility while preserving incentives to develop transformative treatments of the future

- IOPS facility in Raheen fully operational; largest biotech facility in Ireland
- IOPS completed 7 global successful inspections and partner audits in 2019, including FDA, U.S. Department of Agriculture, and partner audits

(3) TALENT, CULTURE, AND CORPORATE RESPONSIBILITY

Talent Management & Retention

- Growth of global workforce to support our long-term strategic objectives
- Employee retention and below-industry attrition rate
- Outside recognition and employee feedback

Achievements in 2019:

- Hired ~2,000 individuals to workforce, including nearly 1,200 full-time employees from January 1, 2019 to November 1, 2019; workforce to over 8,000 full-time employees as of the end of that period
- Continued to maintain a rolling 12-month turnover rate of ~7.5%; less than half the industry average of 19% (based on Radford's report for the life sciences industry for the second quarter of 2019)

- Rolled out *The Regeneron Way*, Regeneron's updated cultural values and behaviors that define who we are, what we stand for, and how we work together
- *Science* "Top Employers" - #2 company to work for in the global biopharmaceutical industry (ranked #1 or #2 for past nine years, making Regeneron the most highly ranked company over the past decade)
- *Fortune* "100 Best Companies to Work For"

- *Forbes* "Best Employers for Diversity"
- *Forbes* "World's Best Employers" and "America's Best Employers by State"
- *Fortune/Great Places to Work* "Best Places to Work in Health Care and Biopharma"
- *Great Places to Work* "Best Workplaces in Ireland"
- *Fast Company* "Best Workplaces for Innovators"

Corporate Responsibility

- ESG activities, reporting, ratings, and rankings
- Corporate giving
- Philanthropic and citizenship programs

Achievements in 2019:

- Published second annual Responsibility Report, expanded disclosure on relevant ESG issues, and improved performance on several ESG investor assessments
- Identified 2025 corporate responsibility goals, including broader environmental priorities
- Included in the Dow Jones Sustainability World Index, one of only four biotechnology companies on the list

- Recognized by *Forbes* and *Just Capital* as one of "America's Most JUST Companies," ranking of the top 100 companies that are doing right by all their stakeholders while generating profits for shareholders
- Included in the inaugural *Newsweek* list of "America's Most Responsible Companies" (#25)
- Recognized for third time on *Civic 50* list of most community-minded companies in the U.S.

- Over 50% employee participation in third annual *Day for Doing Good* global day of service, more than double the average participation rate at other companies
- Ongoing $100 million commitment to the Regeneron Science Talent Search
- December 2019 launch of the Regeneron DNA Learning Center in conjunction with Cold Spring Harbor Laboratory

Corporate Reputation and Recognition

- Company, leadership, and individual recognitions
- Other external honors

Achievements in 2019:

- *Forbes* "World's Most Innovative Companies" (#16)
- *Shingo Institute* "The Shingo Prize" for operational excellence
- *IDEA Pharma* "Pharmaceutical Innovation Index" (#7)
- *Genetic Engineering & Biotechnology News* "Top 25 Biotech Companies of 2019" (#10)

- Optometric Center of New York "Eye on Innovation" award
- *Forbes* "America's Most Innovative Leaders" (#20, Drs. Schleifer and Yancopoulos)
- *Harvard Business Review* "Best-Performing CEOs in the World" (#93, Dr. Schleifer)
- Cornell Entrepreneur of the Year (Dr. Schleifer)

- Columbia College Alexander Hamilton Medal (Dr. Yancopoulos)
- *Institutional Investor* "Best Biotech CEOs & CFOs" (Dr. Schleifer and Mr. Landry)

For each of the factors listed in the table above, the Compensation Committee assessed actual performance for the year. Based on a holistic assessment of these factors, the Compensation Committee set the Company performance multiplier at 1.85, from a possible range of 0 to 2.0.

Individual Performance

The personal performance multiplier may range from 0 to 1.5. For the explanation of individual factors considered in the cash incentive decisions, see the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives."

2019 Earned Cash Incentives

In determining the level of 2019 cash incentives earned, we calculated the NEOs' respective target cash incentive amounts (which, for our CEO, was set approximately at the median of the Peer Group) and applied the Company performance multiplier based on the Company's achievement of 2019 objectives; and, for the three NEOs who also have a personal performance component, we applied a personal performance multiplier. For the three NEOs with a personal performance component, the personal performance component had a 40% weighting and the Company performance component had a 60% weighting.

Based on the achievement of corporate goals (discussed above) and individual goals (discussed in the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives") in the past year, our NEOs earned the followed cash incentives in 2019:

Named Executive Officer	2019 Base Salary ($)	Cash Incentive Target (as percentage of base salary)	Personal Performance Multiplier	Company Performance Multiplier	Total Cash Incentive ($)
Leonard S. Schleifer, M.D., Ph.D.	1,377,100	120%	n/a	1.85	3,057,162
George D. Yancopoulos, M.D., Ph.D.	1,170,500	120%	n/a	1.85	2,598,510
Robert E. Landry	730,000	65%	1.5	1.85	811,395
Daniel P. Van Plew	683,100	65%	1.5	1.85	759,266
Andrew J. Murphy, Ph.D.	600,000	65%	1.5	1.85	666,900

ANNUAL EQUITY AWARDS

The majority of our NEOs' pay is designed to reward delivery of sustainable long-term value creation, which we believe is created by focusing on the discovery, development, and commercialization of new medicines. Our equity compensation program is intended to reward this long-term performance simply, using primarily stock options and, in the case of our CEO and CSO, also PSUs and giving effect to the following considerations:



Performance-Based Equity

- Our NEOs' stock option grants, which in 2019 comprised 70% of each NEO's annual equity awards, are performance-based because we determine the award size after taking into account corporate and/or individual performance assessments, and then the award only delivers value if we deliver stock price appreciation for shareholders after grant.
- In addition, our CEO's and CSO's PSU grants, which in 2019 comprised the other 30% of each such executive's annual equity award, are performance-based because we determine the award size after taking into account corporate performance assessments, and then the award only vests if the performance criteria are satisfied (minimum threshold payout requires at least a 28% TSR over five years).



Long-Term Value Creation

- Our NEOs' and other employees' stock option grants have ten-year terms and four-year vesting provisions (generally requiring our employees, including our NEOs, to remain employed for four years in order for all options to vest*) to align with long-term value creation and the development cycle of our products.
- Our NEOs' and other employees' RSAs/RSUs also promote long-term employment: RSAs awarded as a component of annual equity awards vest 50% on the second anniversary of the date of grant and 50% on fourth anniversary of the date of grant, which is a more backloaded vesting schedule than is typical in the industry.
- Our CEO's and CSO's PSU grants incorporate a long-term, five-year performance period (with an opportunity for an accelerated payout after four years if performance is strong).



Meaningful Holding Requirements

- We require NEOs to retain a significant amount of equity within five years of their employment with Regeneron:
  - Our CEO and CSO must own shares with a value at least 6-times their respective base salaries.
  - Our other NEOs must own shares with a value at least 2-times their respective base salaries.



Risk Mitigating Design Features

- We have a recoupment (clawback) policy that enables us to reduce or recoup equity and other incentive compensation for compliance violations by NEOs and other covered officers and employees; importantly, the policy covers both financial and non-financial violations.
- We prohibit our NEOs from hedging or pledging Regeneron securities they hold, including those acquired through employee equity awards.

---

*In the case of our CEO, this is subject to the terms of his employment agreement. See the subsection "Compensation Dashboard—2019 Compensation Tables— Post-Employment Compensation—Leonard S. Schleifer, M.D., Ph.D. Employment Agreement." In the case of our CSO, any unvested stock options granted to him in December 2019 will continue to vest following his qualified retirement (as defined in the applicable Company policy).

As outlined in the chart below, our Compensation Committee utilizes a customized framework for determining the size of the annual equity awards of our NEOs and other executives. The Compensation Committee's primary consideration is the number of shares underlying the equity awards as a percentage of basic shares of capital stock outstanding, which is evaluated on an options-equivalent basis to allow for a meaningful year-over-year comparison.

PRIMARY CONSIDERATION	**Targeted Percentage of Total Basic Shares Outstanding**
	• Our evaluation of the awards as a percentage of the total basic shares outstanding compared to our Peer Group and the Market Composite Data. This enables us to evaluate grants on a consistent basis regardless of stock price fluctuations of our or our reference companies' stock prices. Focusing on the number of shares also avoids an outcome where NEOs are provided larger grants following stock price declines or penalizing high performance with smaller grants. For our CEO, we generally target between the 50th and 75th percentiles of the Market Composite Data.

SECONDARY CONSIDERATIONS	**Corporate Performance Assessment**
	• Our assessment of Regeneron's corporate accomplishments for 2019, particularly as they relate to our product pipeline.
	Individual Performance Assessment
	• Our assessment of performance against the corporate goals established by the board of directors for the CEO and the goals established by the Committee and/or the CEO for the other NEOs, as well as an assessment of the individual's importance to the Company's future performance.
	NEO Grant History and Retention Considerations
	• Our evaluation of each NEO's grant history and prior grant size amounts. For retention purposes, the Committee also assesses the amount of outstanding unvested and/or vested but unexercised stock options and other equity awards (if applicable) held, including whether such awards are "in-the-money."

In applying this framework, the number of shares underlying the annual equity awards (on an options-equivalent basis) granted in 2019 to our CEO and CSO (as well as our other employees, generally) was set 10% lower compared to 2018. The 2019 annual awards to our other NEOs are described in greater detail below. With respect to our CEO and CSO, the grant date fair value of their 2019 annual equity awards was nearly 22% lower than in 2018.

Named Executive Officer	Annual Equity Award[1] (Options-Equivalents)	Breakdown of Annual Equity Award	Year-over-Year Change in Shares Underlying Annual Equity Award	Year-over-Year Change in Grant Date Fair Value	Change in Shares Underlying Annual Equity Award Compared to 2012[2]
Leonard S. Schleifer, M.D., Ph.D.	116,111	81,278 Stock Options (70%) 11,180 Target PSUs (30%)	-10%	-21.8%	-58.7%
George D. Yancopoulos, M.D., Ph.D.	116,111	81,278 Stock Options (70%) 11,180 Target PSUs (30%)	-10%	-21.8%	-51.4%
Robert E. Landry	35,000[3]	24,500 Stock Options (70%) 2,625 RSAs (30%)	75%[3]	36.2%[3]	N/A[4]
Daniel P. Van Plew	35,000[5]	24,500 Stock Options (70%) 2,625 RSAs (30%)	-24.3%[5]	-41.1%[5]	-53.3%
Andrew J. Murphy, Ph.D.	35,000[6]	24,500 Stock Options (70%) 2,625 RSAs (30%)	40%[6]	8.9%[6]	12.5%

1   Aggregate number representing, on an options-equivalent basis, awards of stock options, PSUs, and/or RSAs. See "Compensation Dashboard – 2019 Executive Compensation Tables – 2019 Grants of Plan-Based Awards" for more information on the terms of these awards.

2   For comparison purposes, this column shows, on an options-equivalent basis, a percentage change over the period in which we reduced, on a year-over-year basis, the number of shares underlying equity awards to our CEO as well as per employee.

3   Mr. Landry's 2019 annual equity award reflects his promotion to Executive Vice President effective January 1, 2019. Mr. Landry also received a special RSA in 2019, which is not reflected in the table above and is separately reported in "Compensation Dashboard – 2019 Executive Compensation Tables – 2019 Grants of Plan-Based Awards."

4   Mr. Landry joined the Company in 2013.

5   Mr. Van Plew's 2019 annual equity award was adjusted to better align with the annual equity awards of other senior executives. Mr. Van Plew also received a special RSA in 2019, which is not reflected in the table above and is separately reported in "Compensation Dashboard – 2019 Executive Compensation Tables – 2019 Grants of Plan-Based Awards."

6   Dr. Murphy's 2019 annual equity award reflects his promotion to Executive Vice President effective January 1, 2019. Dr. Murphy also received a special RSA in 2019, which is not reflected in the table above and is separately reported in "Compensation Dashboard – 2019 Executive Compensation Tables – 2019 Grants of Plan-Based Awards."

Annual Stock Option Awards

As in years past, stock options remained the principal component of the annual equity awards granted to our NEOs in 2019 (comprising 70% of each NEO's award). We have used stock options in such a prominent manner because they are inherently performance-based, requiring stock price appreciation before there is any real value earned, and simple. No amount of time will make a stock option deliver any value unless the company's stock price increases. In addition, stock options reward our NEOs for increasing shareholder value over the entire 10-year option term, which we believe is consistent with the drug discovery and development cycle.

The 2019 stock options all have an exercise price of $372.46 per share, the average of the high and low sales price per share of our common stock as quoted on the NASDAQ Global Select Market on the date of grant. All of these grants consist of non-qualified stock options, which vest ratably over a period of four years. Except as set forth below in the subsection "Compensation Dashboard—2019 Compensation Tables—Post-Employment Compensation," stock option vesting ceases, and unvested stock options are forfeited, upon termination of employment.

Annual PSUs

In 2019, we introduced PSUs as a secondary component of the annual equity awards for our CEO and CSO (30% of each such executive's annual equity award on an options-equivalent basis). The PSUs are performance-based because they will not vest and will not deliver realizable compensation if shareholders fail to benefit from a meaningful increase in TSR over the long-term performance period.

The PSUs have a primary performance period of five years from the date of grant. Between 50% and 225% of the target number of PSUs granted to each executive (*i.e.,* between 50% and 225% of 11,180 PSUs) may vest upon achievement of predetermined, cumulative TSR goals that were derived from compound annual growth rates of 5% to 15%, as set forth in the schedule below:

Performance Level	5-year Cumulative TSR Goal	Payout[1]
Maximum	**+101%**	**225%**
	+93%	200%
	+84%	175%
	+76%	150%
	+69%	125%
Target	**+61%**	**100%**
	+44%	75%
Threshold	**+28%**	**50%**

1 Payouts are expressed as a percentage of the target number of PSUs awarded to each executive.

In addition, the terms of the PSU awards provide the recipient an opportunity for accelerated vesting after four years if performance is strong, as measured against four-year cumulative TSR goals derived from the same compound annual growth rates used to calculate the cumulative TSR goals for the five-year performance period.

If no PSUs have vested at the end of the five-year performance period as a result of not having achieved the threshold cumulative TSR goals, the recipient will have an opportunity to earn a payout at threshold (50% of the target number of PSUs) if the Company's cumulative TSR over such five-year period exceeds, on a relative basis, the cumulative TSR of the Nasdaq Biotech Index (composite return) by at least 200 basis points. The rationale for the minimum payout for exceeding the industry five-year index is that there may be circumstances in which Regeneron outperforms the broader market without delivering a positive return, such as in the case of a recession or industry-wide developments outside management's control.

Annual RSAs

In 2019, we introduced time-based RSAs as a secondary component of the annual equity awards for our NEOs other than our CEO and CSO as part of the Company-wide decision to introduce an RSA/RSU component to the regular long-term incentive mix for broad-based employees. RSAs comprise 30% of participating NEOs awards on an options-equivalent basis. We believe diversifying the mix of equity awards in this manner responds to shareholder feedback about dilution (burn rate) and retention, as well as employee input. Each such RSA vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, which is a more backloaded vesting schedule than is typical in the industry.

Special RSAs to Certain NEOs

We supplemented our annual equity awards in 2019 with highly targeted grants of time-based RSAs/RSUs to certain key employees (including three of our NEOs) to further promote employee retention and reward exceptional performance. Based on this determination, in December 2019 Mr. Landry and Mr. Van Plew each received 5,000 RSAs and Dr. Murphy received 10,000 RSAs. Each such RSA vests on the fourth anniversary of the date of grant to promote long-term employment.

PERQUISITES AND PERSONAL BENEFITS

Similar to other employees, our NEOs may participate in Company-wide health, disability, life insurance, and other benefit plans, as well as our 401(k) Savings Plan. See details concerning the 401(k) Savings Plan in the subsection "Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits." Our NEOs are eligible to receive a limited number of additional perquisites. These include financial and tax planning assistance, which are taxable benefits.

In addition, our CEO is entitled to life insurance, long-term disability, medical malpractice insurance premiums, and additional tax and financial planning services pursuant to his employment agreement. These are described in footnote 4 to the Summary Compensation Table.

Our CEO and CSO are also eligible for various benefits under our Company security policy, which was approved by the board of directors in 2015 for the purpose of ensuring increased efficiencies and providing a more secure environment for these executives. Based on the recommendation of an independent, third-party security study, our security policy and related guidelines require our CEO and CSO (as well as their spouses and children when they accompany them) to use, as much as practicable, Company-provided aircraft for all business and personal air travel.

Additional information regarding perquisites and other personal benefits provided to our NEOs in, or with respect to, 2019 is given in the applicable footnotes to the Summary Compensation Table and in the subsection "Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits."

POTENTIAL SEVERANCE PAYMENTS

We believe the following three points are key to understanding our change-in-control and other severance provisions:

- Outstanding equity award agreements (with the exceptions and qualifications described in the subsection "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments") for all employees other than Dr. Vagelos include a governance best-practice "**double trigger**" provision for the acceleration of vesting of awards granted thereunder only upon a without-cause termination by the Company within two years of a change in control.

- We have a **policy against excise tax gross-up provisions** for payments contingent on a change in control of Regeneron in contracts, compensatory plans, and other arrangement with the Company's officers (including NEOs) with the exception of the CEO under his existing employment agreement or amendments to it.

- Regeneron has **no pension, deferred compensation, or retirement plans** other than our 401(k) Savings Plan described above.

For additional details, see the subsection "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments."

OUR COMPENSATION PROCESSES

OUR COMPENSATION COMMITTEE

The Compensation Committee is responsible for overseeing the Company's general compensation objectives and programs. The Compensation Committee evaluates the performance of our NEOs and approves their compensation—in the case of the CEO, subject to approval of the non-employee members of the board of directors. The Compensation Committee operates under a written charter adopted by the board of directors and regularly reviews and reassesses the adequacy of its charter. A copy of the current charter is available on our website at **www.regeneron.com** under the "Corporate Governance" heading on the "Investors & Media" page.

Annual salaries for the following year and year-end cash incentives and equity awards for all employees are determined in December of each year based on Company and individual performance, as well as other factors, which may include compensation trends among our Peer Group and in the biotechnology industry in general. With respect to our CEO, this process is formalized in the Compensation Committee's charter, which specifies that the Compensation Committee is to annually present the proposed annual compensation of the CEO to the non-employee members of the board of directors for approval. The non-employee directors and the Chairman of the Board are also involved in reviewing the Company's performance for purposes of setting the annual cash incentive.

We make our annual equity awards on a regular, pre-set schedule. The meetings at which such grants are approved are generally scheduled well in advance of the grant date, without regard to the timing of earnings or other major announcements. We generally grant annual equity awards to eligible employees whose performance is determined to merit an annual grant, including the NEOs, at a meeting held during December.

Pursuant to the terms of the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, stock option awards are granted with an exercise price equal to the average of the high and low sales price per share of our common stock as quoted on the NASDAQ Global Select Market on the date of the grant or, if such date is not a trading day, on the last preceding date on which there was a sale of our common stock on the NASDAQ Global Select Market.

We periodically evaluate the personal benefits and perquisites afforded to our NEOs. The Compensation Committee also regularly meets in executive session to discuss any of the matters that fall within its responsibilities.

MANAGEMENT

Members of our senior management play a role in the overall executive compensation process and assess performance of other officers. They also recommend for the Compensation Committee's approval the salary, cash incentive, and equity grant budgets for non-officers and make specific recommendations for salary increases, cash incentives, and equity grants for other officers. For our NEOs (other than our CEO), recommendations to the Compensation Committee regarding their compensation are made by, or with the approval of, our CEO, who also evaluates their performance. Our CEO's performance is evaluated directly by the Compensation Committee based on the Company's overall corporate performance against annual goals that are approved by the board of directors at the beginning of each year, as discussed above.

SHAREHOLDER INPUT AND OUTREACH

We believe in casting a broad net for information, and think it is very important to reach out to our shareholders for ideas, input, and direct feedback. We do this formally through our triennial say-on-pay votes, as well as through discussions with our shareholders both in connection with our annual shareholder meetings and in the "off-season," where we discuss compensation, governance, and other issues of importance and interest to our shareholders. In addition, on a more informal basis, we engage with our shareholders through regular investor relations channels, governance engagements, industry conferences, and informal exchanges in other settings.

Say-on-pay vote. Our shareholders are provided with an opportunity to cast a non-binding, advisory vote every three years on our executive compensation program. You will have that opportunity again at the 2020 annual shareholder meeting. Our most recent advisory say-on-pay vote was held at our 2017 annual shareholder meeting, at which this advisory proposal was approved by 67% of the votes cast. As has been the case with previous say-on-pay votes, management and the Compensation Committee carefully considered the result of this say-on-pay vote and subsequently solicited further feedback from our key shareholders on compensation and governance matters. In the last several years, following our two most recent advisory say-on-pay votes, we implemented several changes to our executive compensation program and continued the implementation of our existing compensation and governance initiatives. These and other recent changes are summarized in the table below following the description of our shareholder outreach.

Shareholder outreach. In addition to the more formal input of the say-on-pay vote discussed above, we maintain a robust shareholder outreach program (both in connection with our annual shareholder meetings and in the "off-season") through which we seek input from shareholders and environmental, social, and governance ("ESG")-focused groups regarding our executive compensation and other governance practices, and implement appropriate changes based on this input.

Our annual shareholder outreach program is quite extensive – last year we approached shareholders collectively representing nearly 60% of the shares of common stock outstanding as of December 31, 2019 (excluding shares held by our directors and executive officers and Sanofi), which we refer to as "public shareholders". As part of our outreach, we engaged in direct one-on-one discussions with over 50% of our public shareholders as well as both leading proxy advisory firms. We encourage director participation in our outreach, and our Compensation Committee Chair led many of these discussions. Shareholder feedback is discussed with management and, depending on the topic, relayed for consideration to the appropriate committee of the board of directors (typically the Compensation Committee or the Corporate Governance and Compliance Committee), the full board, or both. In recent years, shareholder input resulted in specific changes to our compensation and corporate governance practices and policies, including the changes discussed below.

Our 2019 outreach discussions built on an active outreach program in prior years and focused on, among other matters, equity compensation matters, including investor views on performance-based equity, the appropriate scope of equity compensation programs, and acceptable burn rate and dilution. As discussed elsewhere in this CD&A, influenced by shareholder feedback and input from the past several years, in December 2019 we introduced PSUs as a component of the annual equity awards for our CEO and CSO (as well as the Chairman of the Board). This change and other changes we have adopted in recent years while taking into account shareholder feedback, which we believe demonstrate our continued commitment to good governance, are outlined in the table below.

Recent Changes Adopted Based on Shareholder Feedback

What We Heard	What We Did	When We Did It
Concern about size of NEO equity awards	Implemented seven consecutive reductions in the number of option-equivalent shares underlying the annual equity awards to most of our NEOs, regardless of the stock price on the grant date	2013–2019
Support for all-employee equity compensation strategy, but concern about resulting burn rate	Maintained our all-employee equity compensation strategy while addressing concerns about the resulting burn rate using a two-part approach: 1 Reduce equity award grant guidelines: size of CEO equity awards reduced by almost 60% over the last seven years; and 2 Introduce (starting in 2019) full-value awards for a portion of the annual equity awards to eligible employees: PSUs for 30% of CEO/CSO/Chairman 2019 annual equity awards; RSAs/RSUs for 30% of 2019 annual equity awards for other NEOs and certain other executives; and RSAs/RSUs for 40% of 2019 annual equity awards for other employees. These changes have allowed us to maintain relatively stable burn rate despite a 316% increase in the number of employees from the end of 2012 through 2019. 2019 burn rate was lower by 1.1% despite hiring 730 new employees during the year.	2013–2019
Preference for further pay-for-performance alignment	As part of the 2019 annual equity awards to our CEO and CSO, we introduced PSUs with rigorous performance goals tied to the Company's TSR (target = 61% TSR over five years).	2019
Desire for more clarity regarding the process for determining annual cash incentives	Enhanced the existing process for determining 2019 annual cash incentives and provided more detailed disclosure about the Compensation Committee's determination of the Company performance multiplier. See "Components of Executive Pay: What We Pay and Why We Pay It – Annual Cash Incentives" above for more information.	2019–2020
Concern about compensation program for non-employee directors and the Chairman of the Board	Introduced a new compensation program for our non-employee directors and the Chairman of the Board in November 2018. As a result: • Reduced by nearly 50% the grant date fair value of equity awards to both the non-employee directors and the Chairman of the Board (granted in January 2019 and December 2018, respectively); and • Introduced full-value awards (RSUs) as part of the non-employee director equity awards.	2018

Requests for additional information with respect to ESG matters	Conducted ESG audit in 2017 to identify potential gaps with respect to ESG matters. Increased the breadth and depth of ESG data collection and reporting, including introducing first comprehensive Responsibility Report in 2018, and actively engaged with various ESG ratings agencies in 2018, 2019, and 2020 to date, resulting in significant improvements to several ESG scores. Built an ESG strategy operational structure, including by instituting board-level oversight and establishing a cross-functional responsibility committee comprised of management members. Announced our support for the United Nation's Sustainable Development Goals, disclosing where we plan to focus to deliver the most impact. Set bold, new ESG goals, spanning across the environmental and social issues that are most significant to our business and stakeholders.	2017–2020
Concern about executive perquisites	Eliminated certain CEO non-business perquisites, including a tax gross-up related to legal, tax, and financial planning advisory services	2014
Payments contingent on change in control should not benefit from excise tax gross-ups	Adopted a new policy against including excise tax gross-up provisions with respect to payments contingent upon a change in control of Regeneron in contracts, compensatory plans, or other arrangements with the Company's executive officers, including the NEOs (grandfathered the CEO employment agreement, which has not been amended since)	2014
The Company should be able to claw back incentive compensation in case of employee misconduct	Adopted a recoupment (clawback) policy covering both financial and non-financial misconduct	2014
Need to communicate more clearly about compensation matters and link to Regeneron's business model and performance	Substantially revised CD&A section of proxy statement and provided additional information regarding compensation decisions and our compensation philosophy	2014–2020

We also provide all shareholders and others a means to contact us at any time. That information is included in this proxy statement—see "Shareholders—Shareholder Communications." We welcome your input.

INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has the sole authority to retain, at the Company's expense, one or more third-party compensation consultants to assist the Compensation Committee in performing its responsibilities and to terminate the services of the consultant if the Compensation Committee deems it appropriate. In 2019, the Compensation Committee (and, as discussed above with respect to non-employee director compensation matters, the Corporate Governance and Compliance Committee) utilized the services of Frederic W. Cook & Co. In order to maintain its independence, the Compensation Committee retained Frederic W. Cook & Co. directly and Frederic W. Cook & Co. performed services for the Compensation Committee exclusively at the Compensation Committee's direction. The Compensation Committee periodically evaluates the independence of its compensation consultant. In accordance with applicable listing standards of the NASDAQ Stock Market LLC and SEC rules, in 2019 the Compensation Committee evaluated the independence of Frederic W. Cook & Co., including by taking into consideration the following factors:

- the fact that Frederic W. Cook & Co. did not provide any other services to the Company (other than those provided to the Corporate Governance and Compliance Committee);

- the amount of fees received from the Company by Frederic W. Cook & Co. as a percentage of its revenue;

- the policies and procedures of Frederic W. Cook & Co. designed to prevent conflicts of interest;

- the absence of any significant business or personal relationship between Frederic W. Cook & Co. representatives and any member of the Compensation Committee;

- the fact that Frederic W. Cook and the representatives of Frederic W. Cook & Co. to the Company did not own any stock of the Company; and

- the absence of any material business or personal relationship between Frederic W. Cook & Co. or its representatives and any executive officer of the Company.

The Compensation Committee's evaluation was based in part on a representation letter from Frederic W. Cook & Co. On the basis of this evaluation, the Compensation Committee concluded that the engagement of Frederic W. Cook & Co. did not raise any conflicts of interest.

The Compensation Committee's consultant reviews management recommendations for compensation plans, budgets, and strategies, and also advises the Compensation Committee on how regulations and trends in executive compensation nationally and specifically in the pharmaceutical and biopharmaceutical industries may be relevant to the Company. It also assists with developing the Peer Group, provides comparative compensation information for our CEO and CSO and the other members of the Board (using the Peer Group and other compensation data as described below); reviews senior management's compensation recommendations for other officers, including the other NEOs; and provides general advice to the Compensation Committee on compensation matters, including facilitating the articulation and periodic review of the Company's compensation philosophy or replenishment of our long-term equity incentive plan.

PEER DATA

For purposes of setting our NEOs' and other senior executives' compensation, we use comparative compensation information from a relevant peer group of companies (referred to in this proxy statement as "Peer Group"). We select the companies in the Peer Group with the assistance of Frederic W. Cook & Co. based on factors including, but not limited to, the following:

- research and development orientation;
- market capitalization;
- number of employees;

- stage of development; and
- total revenues.

The Peer Group is also meant to provide a representative sample of companies with which we compete for talent. We periodically reassess the composition of the Peer Group and make changes as appropriate, taking into account factors such as changes in the Company's market capitalization and merger-and-acquisition activity impacting the existing Peer Group companies.

The Peer Group utilized in 2019 consists of the following 14 companies:

AbbVie Inc.	Biogen Inc.*	Gilead Sciences, Inc.*
Alexion Pharmaceuticals, Inc.*	BioMarin Pharmaceutical Inc.*	Incyte Corporation*
Alkermes plc*	Bristol-Myers Squibb Company	United Therapeutics Corporation*
Alnylam Pharmaceuticals, Inc.*	Celgene Corporation *+	Vertex Pharmaceuticals, Inc.*
Amgen Inc.	Eli Lilly and Company	

* Regeneron's Biotech R&D Peer.

+ Acquisition by Bristol-Myers Squibb Company was completed in November 2019.

The Compensation Committee reviewed the Peer Group in June 2019 and, based on the recommendation of Frederic W. Cook & Co., did not make any changes. As part of its assessment, the Compensation Committee took into account that Regeneron was the median company (or just below the median) in the Peer Group based on market capitalization, revenues for the last four completed quarters, and the then-available reported number of employees, based on the data provided to the Committee, as shown in the table below.

Market Capitalization ($ Millions)				Revenues ($ Millions)		Employees	
As of 5/31/19		Trailing 12-Month Average		Last Four Quarters		(as of last 10-K filing)	
AbbVie	$113,403	AbbVie	$150,796	AbbVie	$32,647	Lilly	38,680
Lilly	$106,761	Amgen	$126,120	Lilly	$24,684	AbbVie	30,000
Amgen	$101,676	Gilead	$95,995	Amgen	$23,750	Bristol-Myers Squibb	23,300
Gilead	$79,154	Lilly	$95,330	Bristol-Myers Squibb	$23,288	Amgen	21,500
Bristol-Myers Squibb	$74,213	Bristol-Myers Squibb	$94,396	Gilead	$22,320	Gilead	11,000
Celgene	$66,146	Biogen	$64,836	Celgene	$15,768	Celgene	8,852
Vertex	$42,562	Celgene	$62,166	Biogen	$13,812	Biogen	7,800
Biogen	$42,519	Vertex	$42,658	**Regeneron**	**$6,911**	**Regeneron**	**7,448**
Regeneron	**$32,938**	**Regeneron**	**$37,884**	Alexion	$4,341	BioMarin	2,849
Alexion	$25,491	Alexion	$26,721	Vertex	$3,265	Alexion	2,656
Incyte	$16,861	BioMarin	$16,298	Incyte	$1,997	Vertex	2,500
BioMarin	$14,727	Incyte	$15,452	United Therapeutics	$1,601	Alkermes	2,300
Alnylam	$7,193	Alnylam	$10,145	BioMarin	$1,519	Incyte	1,367
United Therapeutics	$3,679	Alkermes	$7,138	Alkermes	$1,092	Alnylam	1,065
Alkermes	$3,380	United Therapeutics	$5,173	Alnylam	$86	United Therapeutics	860
75th Percentile	**$84,785**		$95,499		$23,404		21,950
Median	**$42,541**		$52,412		$9,076		5,325
25th Percentile	**$12,843**		$14,125		$1,581		2,067
Regeneron Percentile Rank in Peer Group	**43P**		**45P**		**48P**		**53P**

Source: Standard & Poor's Capital IQ.

Further, in our review of the Peer Group data, we also consider the practices of the 10-company sub-group of peers viewed as having businesses and drug discovery and development cultures that are most similar to Regeneron's, with similarly-sized employee bases (marked with an asterisk in the table above and referred to as "Biotech R&D Peers").

In making the compensation decisions in December 2019, we used data from publicly filed proxy statements of the companies in the Peer Group (as compiled by the Compensation Committee's compensation consultant) to review each component of compensation of our NEOs against their peers in the Peer Group as well as their total annual compensation in relation to the Peer Group, while taking into account various factors such as the executive's performance, past compensation history, experience, and their role in the Company's success. We use Peer Group data as a point of reference for measurement, but Peer Group data do not represent the only factor considered and there is no targeted pay level percentile. The Compensation Committee retains discretion in determining the nature and extent of the use of Peer Group data.

RISK ASSESSMENT

We believe that the Company's programs balance risk and potential reward in a manner that is appropriate to the Company's circumstances and in the best interests of the Company's shareholders over the long term. We also believe that the Company's compensation and benefits programs do not create risks that are reasonably likely to have a material adverse effect on the Company. We regularly review the Company's compensation and benefits programs, including its executive compensation program and its incentive-based compensation programs (such as sales incentive plans). The Company's compensation and governance-related policies are further enhanced by our stock ownership guidelines applicable to our senior officers and our policy regarding recoupment or reduction (clawback) of incentive compensation of our officers and other specified employees for compliance violations; as well as a policy against hedging and pledging of our securities by our directors and employees, including the NEOs. We also have a policy against including excise tax gross-up provisions with respect to payments contingent upon a change in control of Regeneron in contracts, compensatory plans, or other arrangements with the Company's executive officers, including the NEOs (other than the existing employment agreement with our CEO or any amendments thereto, which we expressly exempted). These policies demonstrate Regeneron's continued commitment to robust corporate governance and are meant to reduce compensation-related risks and ensure greater alignment of the interests of our employees, including the NEOs, and those of the Company and our shareholders.

TAX IMPLICATIONS

We take tax considerations into account in making our compensation-related assessments and decisions.

Prior to the enactment of the Tax Cuts and Jobs Act in December 2017, Section 162(m) of the Internal Revenue Code generally limited the deductibility for federal income tax purposes of compensation in any year paid to the CEO and the other NEOs (other than the Chief Financial Officer) (the "covered employees") to the extent such compensation exceeded $1 million, subject to certain exceptions. "Performance-based" compensation, as defined under Section 162(m) of the Internal Revenue Code, was exempt from such deduction limitation if specified requirements set forth in the Internal Revenue Code and applicable Treasury regulations were met. The Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan and the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, each adopted prior to the enactment of the Tax Cuts and Jobs Act, allow (but do not require) awards thereunder to be subject to the attainment of performance goals in order to qualify for this performance-based compensation exception.

Under the Tax Cuts and Jobs Act, which became effective for us commencing with our 2018 fiscal year, the exception under Section 162(m) for performance-based compensation is no longer generally available, subject to transition relief for certain grandfathered arrangements in effect as of November 2, 2017. Further, the definition of covered employees has been expanded to include our CFO. In addition, once one of our NEOs is considered a covered employee subject to the deduction limitation of Section 162(m), the NEO will remain a covered employee so long as he or she receives compensation from us. Despite the elimination of the performance-based compensation exception, we have continued to use the Cash Incentive Bonus Plan for annual cash incentives of the NEOs because we believe it furthers our compensation philosophy and objectives regardless of tax treatment. If shareholders approve the proposed Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan at the 2020 annual shareholder meeting, the Plan's provisions relating to the performance-based compensation exception under Section 162(m) will be eliminated. The Compensation Committee will continue to review the full impact of Section 162(m) (as revised by the Tax Cuts and Jobs Act) on the Company, our compensation programs, and executive compensation trends generally as it makes compensation-related assessments and decisions in the future.

Due to the requirements set forth in Section 274(e)(2) of the Internal Revenue Code, Company-provided personal and guest air travel (which is provided by the Company only to the extent permitted under board-approved guidelines and a security policy adopted by the board based on an independent, third-party security study) results in a partial disallowance of the related corporate tax deductions. In 2019, this disallowance amounted to approximately $1.9 million.

We take into account the deductibility of compensation in determining NEOs' compensation. However, we reserve the right to use our judgment to authorize compensation payments that are not deductible, such as when we believe that such payments are necessary to maintain the flexibility needed to attract talent, promote executive retention, reward performance, or attain other Company objectives, or as required to comply with the Company's contractual commitments.

COMPENSATION COMMITTEE REPORT

We, the members of the Compensation Committee, have reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on that review and discussion, we have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee
Christine A. Poon, Chairperson
George L. Sing
Huda Y. Zoghbi, M.D.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is currently, or has been at any time since our formation, one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

2019 EXECUTIVE COMPENSATION TABLES

The following table and accompanying footnotes provide information regarding compensation earned by, or paid to, our NEOs during the last three fiscal years (other than with respect to Dr. Murphy, who qualified as an NEO for 2019 but not for 2018 or 2017).

2019 Summary Compensation Table

A	B	C	E	F	G	I	J
Name and principal position	Year	Salary ($)	Stock awards ($) [1]	Option awards ($) [1]	Non-Equity Incentive Plan Compensation ($) [2]	All Other Compensation ($) [3]	Total ($)
Leonard S. Schleifer, M.D., Ph.D. President and Chief Executive Officer	2019	1,377,100	4,983,226	11,699,586	3,057,162	338,043 [4]	21,455,117
	2018	1,330,500	—	21,339,913	2,953,710	896,432	26,520,555
	2017	1,285,500	—	21,967,210	2,468,160	787,188	26,508,058
George D. Yancopoulos, M.D., Ph.D. President and Chief Scientific Officer	2019	1,170,500	4,983,226	11,699,586	2,598,510	212,313 [5]	20,664,135
	2018	1,130,900	—	21,339,913	2,510,598	399,718	25,381,129
	2017	1,092,700	—	21,967,210	2,097,984	141,345	25,299,239
Robert E. Landry Executive Vice President, Finance and Chief Financial Officer	2019	730,000	2,840,008	3,526,669	811,395	23,470 [6]	7,931,542
	2018	680,000	4,767,500	3,308,184	581,400	19,535	9,356,619
	2017	618,000	—	3,675,566	482,040	19,130	4,794,736
Daniel P. Van Plew Executive Vice President and General Manager, Industrial Operations and Product Supply	2019	683,100	2,840,008	3,526,669	759,266	20,470 [7]	7,829,513
	2018	660,000	—	7,650,147	677,160	19,915	9,007,222
	2017	560,000	—	7,875,030	524,160	19,410	8,978,600
Andrew J. Murphy, Ph.D. Executive Vice President, Research [8]	2019	600,000	4,702,308	3,526,669	666,900	23,470 [9]	9,519,347

1 The amounts in columns (e) and (f) reflect the respective aggregate grant date fair values (disregarding estimated forfeitures) of PSUs or RSAs (as applicable) and stock option awards granted in 2019, 2018, and 2017, respectively, pursuant to the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Valuation assumptions and methodologies used in the calculation of these amounts are included in Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2019 included in the 2019 Annual Report.

2 Non-equity incentive plan compensation amounts (consisting of cash incentives paid to the NEOs in respect of the relevant year under the Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan) are shown in the year in which they were accrued and earned.

3 See the subsection "Additional Compensation Information – Perquisites and Personal Benefits" below for further information. Certain 2019 perquisites and other personal benefits are quantified for each of the NEOs in the footnotes to this table below based on the actual additional cost incurred by us in providing the perquisite or other personal benefit.

4 Consists of (i) $20,724 for life insurance premiums, (ii) $44,671 for long-term disability insurance premiums, (iii) $28,857 for medical malpractice insurance premiums, (iv) $12,500 for 401(k) Savings Plan matching contributions in respect of 2019, (v) $10,970 for tax and financial planning advisory services, and (vi) $200,574 and $19,748 for personal use of Company-provided aircraft and secure car transportation/on-site residential security at Dr. Schleifer's primary residence, respectively, in each case in accordance with our security policy (calculated as described in the subsection "Additional Compensation Information – Perquisites and Personal Benefits" below).

5 Consists of (i) $12,500 for 401(k) Savings Plan matching contributions in respect of 2019, (ii) $10,970 for tax and financial planning advisory services, and (iii) $184,546 and $4,297 for personal use of Company-provided aircraft and secure car transportation/on-site residential security at Dr. Yancopoulos's primary residence, respectively, in each case in accordance with our security policy (calculated as described in the subsection "Additional Compensation Information – Perquisites and Personal Benefits" below).

6 Consists of (i) $12,500 for 401(k) Savings Plan matching contributions in respect of 2019 and (ii) $10,970 for tax and financial planning advisory services.

7 Consists of (i) $9,500 for 401(k) Savings Plan matching contributions in respect of 2019 and (ii) $10,970 for tax and financial planning advisory services.

8 Dr. Murphy qualified as an NEO for 2019 but not for 2018 or 2017.

9 Consists of $12,500 for 401(k) Savings Plan matching contributions in respect of 2019 and (ii) $10,970 for tax and financial planning advisory services.

2019 Grants of Plan-Based Awards

The following table and explanatory footnotes provide information regarding the annual cash incentive and equity awards granted to our NEOs during 2019.

A	B	C	D	E	F	G	H	I	J	K		L
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)[3]	Closing price of Company common stock on grant date ($/Sh)[3]	Grant date fair value of stock and option awards ($)[4]
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Leonard S. Schleifer, M.D., Ph.D.	—	—	1,652,520	3,305,040	—	—	—	—	—	—	—	—
	12/11/2019 [5]	—	—	—	—	—	—	—	81,278	372.46	373.53	11,699,586
	12/11/2019	—	—	—	5,590	11,180	25,155	—	—	—	—	4,983,226
George D. Yancopoulos, M.D., Ph.D.	—	—	1,404,600	2,809,200	—	—	—	—	—	—	—	—
	12/11/2019 [5]	—	—	—	—	—	—	—	81,278	372.46	373.53	11,699,586
	12/11/2019	—	—	—	5,590	11,180	25,155	—	—	—	—	4,983,226
Robert E. Landry	—	—	474,500	854,100	—	—	—	—	—	—	—	—
	12/11/2019 [5]	—	—	—	—	—	—	—	24,500	372.46	373.53	3,526,669
	12/11/2019 [6]	—	—	—	—	—	—	2,625	—	—	—	977,708
	12/11/2019 [7]	—	—	—	—	—	—	5,000	—	—	—	1,862,300
Daniel P. Van Plew	—	—	444,015	799,227	—	—	—	—	—	—	—	—
	12/11/2019 [5]	—	—	—	—	—	—	—	24,500	372.46	373.53	3,526,669
	12/11/2019 [6]	—	—	—	—	—	—	2,625	—	—	—	977,708
	12/11/2019 [7]	—	—	—	—	—	—	5,000	—	—	—	1,862,300
Andrew J. Murphy, Ph.D.	—	—	390,000	702,000	—	—	—	—	—	—	—	—
	12/11/2019 [5]	—	—	—	—	—	—	—	24,500	372.46	373.53	3,526,669
	12/11/2019 [6]	—	—	—	—	—	—	2,625	—	—	—	977,708
	12/11/2019 [7]	—	—	—	—	—	—	10,000	—	—	—	3,724,600

1 Cash incentive awards under the Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan. The actual cash incentive awards earned in respect of 2019 and paid out in January 2020 are reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above.

2 The amounts in this column represents the threshold, target, and maximum number of shares of common stock that may be earned by the NEO in respect of the PSUs granted to the NEO in 2019.

3 These options have an exercise price equal to the average of the high and low sales price per share of the Company's common stock on the date of grant. Therefore, the closing price of our common stock on the grant date may be higher or lower than the exercise price of these options.

4 The amounts in this column represent the grant date fair value (disregarding estimated forfeitures) of the awards made pursuant to the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. The valuation assumptions and methodologies used in the calculation of these amounts are included in Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2019 included in the 2019 Annual Report.

5 The NEO received a non-qualified stock option award that vests subject to continued employment at a rate of 25% per year over the first four years of the maximum ten-year option term.

6 The NEO received an annual RSA that vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.

7 The NEO received a special RSA that vests 100% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table and explanatory footnotes provide information regarding unexercised stock options and PSUs or RSAs (as applicable) held by our NEOs as of December 31, 2019.

A	B	C	D	E	F	G	H	I	J
	Option Awards					Stock Awards			
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Leonard S. Schleifer, M.D., Ph.D.	—	81,278[1]	—	372.46	12/11/2029	—	—	—	—
	32,254	96,759[2]	—	381.40	12/12/2028	—	—	—	—
	69,738	69,736[3]	—	378.98	12/12/2027	—	—	—	—
	110,112	36,703[4]	—	381.92	12/16/2026	—	—	—	—
	172,723	—	—	555.67	12/16/2025	—	—	—	—
	203,204	—	—	399.66	12/16/2024	—	—	—	—
	239,063	—	—	270.43	12/13/2023	—	—	—	—
	281,250	—	—	179.13	12/14/2022	—	—	—	—
	160,000	—	—	52.03	12/16/2021	—	—	—	—
	240,000	—	—	52.03	12/16/2021	—	—	—	—
	125,000	—	—	30.63	12/14/2020	—	—	—	—
	187,500	—	—	30.63	12/14/2020	—	—	—	—
	—	—	—	—	—	—	—	5,590[5]	2,098,933[6]
TOTAL	1,820,844	284,476						5,590	
George D. Yancopoulos, M.D., Ph.D.	—	81,278[1]	—	372.46	12/11/2029	—	—	—	—
	32,254	96,759[2]	—	381.40	12/12/2028	—	—	—	—
	69,738	69,736[3]	—	378.98	12/12/2027	—	—	—	—
	110,112	36,703[4]	—	381.92	12/16/2026	—	—	—	—
	146,815	—	—	555.67	12/16/2025	—	—	—	—
	172,723	—	—	399.66	12/16/2024	—	—	—	—
	203,204	—	—	270.43	12/13/2023	—	—	—	—
	239,063	—	—	179.13	12/14/2022	—	—	—	—
	158,079	—	—	52.03	12/16/2021	—	—	—	—
	240,000	—	—	52.03	12/16/2021	—	—	—	—
	96,736	—	—	30.63	12/14/2020	—	—	—	—
	150,000	—	—	30.63	12/14/2020	—	—	—	—
	—	—	—	—	—	—	—	5,590[5]	2,098,933[6]
TOTAL	1,618,724	284,476						5,590	
Robert E. Landry	—	24,500[1]	—	372.46	12/11/2029	—	—	—	—
	5,000	15,000[2]	—	381.40	12/12/2028	—	—	—	—
	11,669	11,668[3]	—	378.98	12/12/2027	—	—	—	—
	18,424	6,141[4]	—	381.92	12/16/2026	—	—	—	—
	28,900	—	—	555.67	12/16/2025	—	—	—	—
	34,000	—	—	399.66	12/16/2024	—	—	—	—
	57,000	—	—	272.70	9/9/2023	—	—	—	—
	—	—	—	—	—	2,625[7]	985,635[6]	—	—
	—	—	—	—	—	5,000[8]	1,877,400[6]	—	—
	—	—	—	—	—	12,500[9]	4,693,500[6]	—	—
TOTAL	154,993	57,309				20,125			

A	B	C	D	E	F	G	H	I	J
	Option Awards					Stock Awards			
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Daniel P. Van Plew	—	24,500 [1]	—	372.46	12/11/2029	—	—	—	—
	11,563	34,687 [2]	—	381.40	12/12/2028	—	—	—	—
	25,000	25,000 [3]	—	378.98	12/12/2027	—	—	—	—
	25,500	8,500 [4]	—	381.92	12/16/2026	—	—	—	—
	40,000	—	—	555.67	12/16/2025	—	—	—	—
	40,000	—	—	399.66	12/16/2024	—	—	—	—
	50,000	—	—	270.43	12/13/2023	—	—	—	—
	75,000	—	—	179.13	12/14/2022	—	—	—	—
	52,500	—	—	52.03	12/16/2021	—	—	—	—
	33,079	—	—	52.03	12/16/2021	—	—	—	—
	32,735	—	—	30.63	12/14/2020	—	—	—	—
	—	—	—	—	—	2,625 [7]	985,635 [6]	—	—
	—	—	—	—	—	5,000 [8]	1,877,400 [6]	—	—
TOTAL	**385,377**	**92,687**				**7,625**			
Andrew J. Murphy, Ph.D.	—	24,500 [1]	—	372.46	12/11/2029	—	—	—	—
	6,250	18,750 [2]	—	381.40	12/12/2028	—	—	—	—
	25,000	25,000 [3]	—	378.98	12/12/2027	—	—	—	—
	25,500	8,500 [4]	—	381.92	12/16/2026	—	—	—	—
	35,000	—	—	555.67	12/16/2025	—	—	—	—
	40,000	—	—	399.66	12/16/2024	—	—	—	—
	40,000	—	—	270.43	12/13/2023	—	—	—	—
	40,000	—	—	179.13	12/14/2022	—	—	—	—
	33,079	—	—	52.03	12/16/2021	—	—	—	—
	1,921	—	—	52.03	12/16/2021	—	—	—	—
	26,736	—	—	30.63	12/14/2020	—	—	—	—
	3,264	—	—	30.63	12/14/2020	—	—	—	—
	—	—	—	—	—	2,625 [7]	985,635 [6]	—	—
	—	—	—	—	—	10,000 [8]	3,754,800 [6]	—	—
	—	—	—	—	—	15,000 [9]	5,632,200 [6]	—	—
TOTAL	**276,750**	**76,750**				**27,625**			

1   This stock option award was granted to the NEO on December 11, 2019 and vests at a rate of 25% per year over the first four years of the option term.

2   This stock option award was granted to the NEO on December 12, 2018 and vests at a rate of 25% per year over the first four years of the option term.

3   This stock option award was granted to the NEO on December 12, 2017 and vests at a rate of 25% per year over the first four years of the option term.

4   This stock option award was granted to the NEO on December 16, 2016 and vests at a rate of 25% per year over the first four years of the option term.

5   This PSU award was granted to the NEO on December 11, 2019 and has a five-year performance period from the date of grant. Based on performance as of December 31, 2019 in accordance with SEC rules, the number of PSUs shown in this table assumes a threshold level of payout.

6   Reflects the closing price of $375.48 per share of the Company's common stock on the Nasdaq Global Select Market on December 31, 2019.

7   This RSA was granted to the NEO on December 11, 2019 and vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.

8   This RSA was granted to the NEO on December 11, 2019 and vests 100% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.

9   This RSA was granted to the NEO on December 12, 2018 and vests 100% on the fifth anniversary of the date of grant, subject to the NEO's continued employment.

2019 Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts realized by our NEOs during 2019 as a result of the exercise of stock options or the vesting of RSAs.

A	B	C	D	E
	Option awards		Stock awards	
Name (a)	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Leonard S. Schleifer, M.D., Ph.D.	312,500	111,224,257	—	—
George D. Yancopoulos, M.D., Ph.D.	245,295	87,302,943	—	—
Robert E. Landry	—	—	—	—
Daniel P. Van Plew	—	—	—	—
Andrew J. Murphy, Ph.D.	30,000	7,929,983	—	—

1 Amounts reflect the difference between the exercise price of the option(s) and the average of the high and low sales price per share of the Company's common stock on the NASDAQ Global Select Market on the exercise date(s).

POST-EMPLOYMENT COMPENSATION

As discussed in "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments," our NEOs are entitled to certain severance benefits upon the voluntary or involuntary termination of their employment. We provide additional information regarding the severance benefits available to our NEOs in the tables set out below in this subsection. For our CEO, the table shows the amounts payable under his employment agreement upon his involuntary or not-for-cause termination, termination in connection with a corporate change of control, and in the event of his disability or death. For the other NEOs, the table shows their post-termination compensation arrangements under our change in control severance plan upon an involuntary or not-for-cause termination in connection with a corporate change of control.

Leonard S. Schleifer, M.D., Ph.D., Employment Agreement

We entered into an employment agreement with our CEO, Dr. Schleifer, effective as of December 20, 2002, providing for his employment with the Company through December 31, 2003 and continuing thereafter on a year-by-year basis. On November 14, 2008, this employment agreement was amended and restated to bring the employment agreement into compliance with Section 409A of the Internal Revenue Code. Pursuant to this agreement, we agreed that in the event that Dr. Schleifer's employment is terminated by us other than for cause (as defined in the agreement) or is terminated by Dr. Schleifer for good reason (as defined in the agreement to include specified acts of constructive termination, together called an "involuntary termination"), we will pay Dr. Schleifer an amount equal to 125% of the sum of his base salary plus his average cash incentive paid over the prior three years. This amount will be paid in a lump-sum severance payment. In addition, we will continue to provide Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 18 months. Subject to the discussion in the following paragraph, in the event that Dr. Schleifer's employment terminates for any reason other than for cause, (i) all of his unvested stock options will continue to vest in accordance with the terms of the applicable award grant and he will be entitled to exercise the stock options throughout their original term, which is generally ten years from the date of grant, and (ii) all of his unvested PSUs will remain outstanding, and vesting and forfeiture shall be determined in the manner set forth in the applicable award agreement, without regard to such termination of employment.

Upon an involuntary termination (*i.e.,* a termination by the Company without cause or by Dr. Schleifer for good reason, each as defined in the agreement) within three years after a change of control of the Company or within three months prior to such a change of control, we will pay Dr. Schleifer an amount equal to three times the sum of his annual base salary plus his average cash incentive over the prior three years. This amount will be paid in a lump-sum severance payment. In addition, we will continue to provide Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 36 months. Upon such an involuntary termination in connection with a change of control, Dr. Schleifer's outstanding stock options will vest immediately and remain exercisable throughout their original term, which is generally ten years from the date of grant. In addition, pursuant to the terms of his PSU award agreement, any PSUs that vest upon a change of control (as a result of performance exceeding the relevant TSR goal for the period from the grant date to the date of the change of control) will become deliverable to Dr. Schleifer upon the earlier of (x) the five-year anniversary of the grant date or (y) a termination of Dr. Schleifer's employment by the Company without cause or by Dr. Schleifer for good reason, in each case within two years after such a change of control. If aggregate severance payments to Dr. Schleifer in connection with a change of control exceed certain thresholds set forth in the Internal Revenue Code, then we will pay him an additional amount to cover any resulting excise tax obligations, unless the excise taxes could be eliminated by reducing Dr. Schleifer's cash severance payments and benefits under the agreement by less than 10%, in which case such benefits and payments will be reduced accordingly.

The following table reflects the potential payments to our CEO under his employment agreement assuming a termination effective December 31, 2019 under different scenarios (including following a change of control), as well as upon death or disability. The information in the table below is based on the assumptions set forth in the footnotes to the table; actual values and amounts may differ from those presented below.

Potential Severance Payments under Dr. Schleifer's Employment Agreement

	Cash Severance	Benefits Continuation	Death Benefits[4]	Disability Benefits	Value of Accelerated Stock Options/ PSUs	Cutback/ Gross-up[6]	Total Amount
Involuntary Termination Following a Change of Control[1]	$11,788,770[2]	$265,772[3]	—	—	$245,460[5]	—	$12,300,002
Involuntary Termination	$4,911,988[7]	$129,258[8]	—	—	—	—	$5,041,246
Death	—	$98,172[9]	—	—	—[10]	—	$98,172
Disability	—	$129,258[8]	—	$722,978[11]	—	—	$852,236

1 For purposes of these calculations, (i) we used Dr. Schleifer's 2019 base salary and the annual cash incentives paid to Dr. Schleifer for performance in 2016, 2017, and 2018, respectively; (ii) we assumed that Dr. Schleifer received his annual cash incentive that was earned in 2019 and paid in 2020 (described in the Summary Compensation Table above); (iii) we took into consideration, for purposes of determining whether Dr. Schleifer was entitled to receive a gross-up payment under the terms of his employment agreement, the fact that Dr. Schleifer's stock options continue to vest according to their original vesting schedule following a voluntary or involuntary termination (other than in connection with a change of control); (iv) we assumed a 5.6% annual increase in medical premiums, 4% annual increase in dental premiums, and no increase in annual disability or life insurance premiums; (v) we assumed that the medical and dental insurance benefits received in 2020, 2021, and 2022 would be taxable and that Dr. Schleifer would be eligible for a tax gross-up for these benefits under the terms of his employment agreement; (vi) although Dr. Schleifer's employment agreement provides for restrictive covenants, including a six-month non-compete obligation, no specific value has been ascribed to these covenants solely for purposes of this calculation; and (vii) although certain payments to Dr. Schleifer would be subject to potential delays upon separation of service under Section 409A of the Internal Revenue Code, we did not attempt to determine which, if any, payments would be delayed.

2 Equal to three times the sum of (a) Dr. Schleifer's 2019 base salary and (b) the average annual cash incentive paid to Dr. Schleifer for performance in the three completed years prior to the termination date. For purposes of this calculation, we used Dr. Schleifer's annual cash incentives for performance in 2016, 2017, and 2018.

3 Equal to the estimated cost of providing Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 36 months.

4 We maintain $1 million of term life insurance covering Dr. Schleifer payable to his designated beneficiary.

5 Equal to the aggregate amount of the differences between the exercise prices of Dr. Schleifer's accelerated stock options and the closing sales price per share of the Company's common stock on the Nasdaq Global Select Market on December 31, 2019, the last business day of 2019, of $375.48. None of Dr. Schleifer's outstanding PSUs would have been earned had a vesting determination been made on December 31, 2019 in respect of performance for the period from the date of grant to December 31, 2019.

6 Under Dr. Schleifer's employment agreement, if payments due in connection with a change of control are subject to excise taxes under Section 280G of the Internal Revenue Code, we will cut back the payments if the excise tax can be eliminated by reducing his cash severance payments and benefits by less than 10%. Otherwise, we will pay him an additional "gross up" amount so that his after-tax benefits are the same as though no excise tax had been applied. We have determined that Dr. Schleifer would not have been subject to excise taxes if he had been terminated on December 31, 2019 as a result of a change of control.

7 Equal to 1.25 times the sum of (a) Dr. Schleifer's 2019 base salary and (b) the average annual cash incentive paid to Dr. Schleifer for performance in the three completed years prior to the termination date. For purposes of this calculation, we used Dr. Schleifer's year-end cash incentive awards for performance in 2016, 2017, and 2018.

8 Equal to the estimated cost of providing Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 18 months.

9 Equal to the estimated cost of providing Dr. Schleifer's dependents medical and dental benefits for 18 months.

10 As discussed in "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments," unvested stock options held by any employee (including Dr. Schleifer) become immediately exercisable upon his or her death. In addition, any PSUs held by Dr. Schleifer will remain outstanding upon his death, and any vesting or forfeiture of such PSUs will be determined following the completion of the applicable performance period as it otherwise would have been determined if he remained employed by the Company for the duration of such performance period.

11 Represents 35% of Dr. Schleifer's 2019 salary over a period of 18 months. We have assumed long-term disability coverage exists pursuant to Dr. Schleifer's employment agreement for the remaining 65% of Dr. Schleifer's salary.

Change in Control Severance Plan

Each of the NEOs, other than our CEO, participates in our change in control severance plan that was adopted by the board of directors on January 20, 2006. The purposes of the plan are (i) to help us retain key employees, (ii) to help maintain the focus of such employees on our business and to mitigate the distractions caused by the possibility that we may be the target of an acquisition, and (iii) to provide certain benefits to such employees in the event their employment is terminated (or constructively terminated) after, or in contemplation of, a change in control. On November 14, 2008, the change in control severance plan was amended and restated to bring it into compliance with Section 409A of the Internal Revenue Code.

Under the plan, each participant is entitled to receive a cash severance payment in an amount equal to one, or, in designated cases, including with respect to the NEOs other than Dr. Schleifer, two times the sum of the participant's annual base salary and his or her average annual cash incentive over the prior three years if, within two years after or 180 days before a change in control, either the participant resigns his or her employment for Good Reason (as defined in the plan) or the participant's employment is terminated by the Company for any reason other than Cause (as defined in the plan). This amount will be paid in a lump-sum severance payment. A participant so terminated is also entitled to receive a pro-rata cash incentive for the year in which he or she is terminated based on the portion of the year the participant was employed by us. In addition, for either one or two years, as the case may be, plan participants will receive continuation of health care coverage and welfare benefits provided by us, to the extent permitted by our benefit plans, at a cost no greater than what the participant's cost would have been if he or she had continued his or her employment with the Company.

In the event that a plan participant resigns his or her employment for Good Reason (which generally conforms to the definition in Section 409A), or the participant's employment is terminated by the Company for any reason other than Cause, in either case within two years after or 180 days before a change in control, then the participant's stock options and other equity awards granted under our long-term incentive plans that would have vested prior to or upon the change in control will become vested on the change in control date, and the exercise period of such equity awards, and other equity awards held by the participant that otherwise would have expired, will be extended to the later of (i) 30 days following the first date after a change in control in which the shares underlying the equity award may be traded, and (ii) the permitted exercise date in the plan or grant assuming the change in control happened immediately prior to the participant's termination. However, in no event will any stock option or other equity award be extended (i) beyond the expiration date of the grant, or (ii) such that the grant will be subject to the additional tax under Section 409A of the Internal Revenue Code.

In the event that a participant would become subject to a "golden parachute" excise tax under Section 4999 of the Internal Revenue Code as a result of severance benefits and payments, the severance benefits and payments owed to the participant shall be reduced to an amount one dollar less than the amount that would subject the participant to the excise tax, unless the total severance benefits/payments net of the excise taxes are greater than the amount that the participant would receive following any such reduction.

The following table shows the potential payments to our NEOs (other than our CEO), upon their hypothetical termination (other than for Cause) or resignation for Good Reason, in the two years following, or the six months prior to, a change in control. The information in the table below assumes an effective termination or resignation date of December 31, 2019 and is further based on the assumptions set forth in the footnotes to the table; actual values and amounts may differ from those presented below.

Potential Payments under Change in Control Severance Plan

	Cash Severance[1]	Benefits Continuation[2]	Value of Accelerated Stock Options/RSAs/ PSUs[3]	Cutback[4]	Total Amount[5]
George D. Yancopoulos, M.D., Ph.D.	$6,680,228	$127,111	$245,460	—	$7,052,799
Robert E. Landry	$2,461,760	$136,930	$7,630,525	—	$10,229,215
Daniel P. Van Plew	$2,448,720	$127,680	$2,937,025	—	$5,513,425
Andrew J. Murphy, Ph.D.	$1,887,463	$126,843	$10,446,625	—	$12,460,931

1 Equal to two times the sum of (a) the NEO's 2019 base salary and (b) the average annual cash incentives paid to the NEO over the prior three years.

2 Equal to the estimated cost of providing each NEO and his dependents medical, dental, vision, disability, and life insurance coverage for 24 months, plus the estimated cost of providing each NEO tax and financial planning advisory services for 24 months.

3 For stock options, equal to the aggregate amount of the differences between the exercise prices of each NEO's accelerated "in-the-money" stock options and the closing sales price per share of the Company's common stock on the Nasdaq Global Select Market on December 31, 2019 of $375.48. In the case of Messrs. Landry and Van Plew and Dr. Murphy, the amounts also include the value as of December 31, 2019 of accelerated RSAs. None of Dr. Yancopoulos's outstanding PSUs would have been earned had a vesting determination been made on December 31, 2019 in respect of performance for the period from the date of grant to December 31, 2019.

4 We have determined (using the assumptions outlined in footnote 5) that all of the NEOs listed in the table above would have been under their applicable "golden parachute" safe harbor limits and not subject to any cutbacks or excise taxes if terminated on December 31, 2019.

5 For purposes of these calculations, (i) we used base salaries as of December 31, 2019 and annual cash incentives paid to the NEOs for performance in 2016, 2017, and 2018, respectively; (ii) we assumed that each NEO received his annual cash incentive that was earned in 2019 and paid in 2020 (described in the Summary Compensation Table above); (iii) we took into consideration, for purposes of determining whether each NEO was subject to a reduction under the terms of the change in control severance plan, the fact that each NEO's stock options vest in full following an involuntary termination without Cause or termination for Good Reason following a change in control (parachute payments for time vesting stock options and restricted stock were valued using Internal Revenue Code Treas. Reg. Section 1.28G-1 Q&A 24(c)); (iv) we assumed a 5.6% annual increase in medical premiums, 4% annual increase in dental and vision premiums, and no increase in disability or life insurance premiums or employer cost of tax and financial planning advisory services for 2020 and 2021; (v) we assumed that the medical insurance benefits received in 2020 and 2021 would be taxable and that the NEOs would be eligible for a tax gross-up for these benefits under the terms of the change in control severance plan; (vi) although the change in control severance plan provides for restrictive covenants, including a one-year covenant prohibiting the solicitation of company employees, no specific value has been ascribed to these covenants; and (vii) although certain payments to the NEOs would be subject to potential delays upon separation of service under Section 409A of the Internal Revenue Code, we did not attempt to determine which, if any, payments would be delayed.

ADDITIONAL COMPENSATION INFORMATION

ANNUAL CASH INCENTIVES

In 2016, we adopted our Cash Incentive Bonus Plan for purposes of allowing our annual cash incentives to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and permitting us to deduct cash incentive compensation that might otherwise not be deductible by reason of Section 162(m) (as then in effect). Although the Tax Cuts and Jobs Act eliminated the performance-based compensation exception for compensation paid in 2018 and beyond (as discussed under "Our Compensation Processes—Tax Implications" above), we have continued to use the Cash Incentive Bonus Plan for annual cash incentives for the reasons discussed under "Compensation Discussion and Analysis—Our Compensation Philosophy and Objectives" above. For 2019 annual cash incentives for the NEOs, we set up a cash incentive pool and a R&D-related performance goal consisting of (i) the submission of one or more Investigational New Drug Applications, Biologics License Applications, or supplemental Biologics License Applications with the FDA (or its equivalent outside the United States) or (ii) the approval of any regulatory filing of the type described in clause (i) by the FDA or the applicable regulatory authority outside the United States. The Compensation Committee determined that Regeneron's performance in 2019 exceeded the established goal, thus enabling the funding of the cash incentive pool. The Compensation Committee then exercised "negative discretion" (as permitted under the Plan) to reduce the annual cash incentive amounts otherwise payable to the NEOs according to the cash incentive pool formula. This negative discretion was exercised based on the Compensation Committee's analysis of all of the relevant facts and circumstances, including the NEOs respective target cash incentive amounts and individual performance in 2019.

The targets for the 2019 annual cash incentives for the NEOs were set as percentages of their respective base salaries as follows: Dr. Schleifer—120%; Dr. Yancopoulos—120%; Mr. Landry—65%; Mr. Van Plew—65%; and Dr. Murphy—65%.

For 2019, Dr. Schleifer's target cash compensation was set approximately at the median of the Peer Group. In determining the cash incentive target for Dr. Yancopoulos, the Compensation Committee took into consideration the importance of his scientific leadership as President & CSO and the significant contributions he has made to the success of the Company and, specifically, to the discovery and development of the Company's commercial products, its pipeline of internally developed product candidates, and its platform technologies. The Compensation Committee determined that there were no meaningful comparative data for Dr. Yancopoulos relating to similarly situated executives and that his base salary and cash incentive for 2019 would be set at 85% of Dr. Schleifer's. In determining the cash incentive targets for 2019 for Mr. Landry, Mr. Van Plew, and Dr. Murphy, the Compensation Committee took into consideration the compensation of similarly situated executive officers at companies in the Peer Group.

The cash incentives were determined through the use of both an individual and a Company performance component with a possible range of 0 to 1.5 for the personal performance multiplier and a possible range of 0 to 2.0 for the Company performance multiplier, depending upon performance during the year. Both the personal performance multiplier and the Company performance multiplier were determined by the Compensation Committee for each NEO based on the Committee's assessment of the Company's performance relative to the general corporate goals described below and, in the case of each of Mr. Landry, Mr. Van Plew, and Dr. Murphy, the NEO's personal performance during the year.

The pipeline-related and other factors that contributed most to the Compensation Committee's determination of the Company performance multiplier (which was set at 1.85 for 2019) are summarized in the subsection "Compensation Discussion and Analysis—Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives."

With respect to 2019, the Compensation Committee approved a personal performance multiplier of 1.5 for each of Mr. Landry, Mr. Van Plew, and Dr. Murphy. The personal performance component accounted for 40% of these NEOs' cash incentives. The Company component was based on a Company performance multiplier that was determined based on the Company's overall corporate performance (as described above) against 2019 goals that were approved by the board of directors in January 2019. This Company performance component accounted for 60% of the cash incentives awarded to Mr. Landry, Mr. Van Plew, and Dr. Murphy. In the case of Drs. Schleifer and Yancopoulos, the Compensation Committee focused exclusively on overall Company performance in 2019 (as described above) when determining their cash incentives and did not utilize a personal performance multiplier.

In determining the personal performance multiplier for Mr. Landry, the Compensation Committee gave special consideration to Mr. Landry's leadership of and accomplishments in the Company's accounting, finance, and tax functions and across his other responsibilities, including his leadership of the information technology and real estate & facilities management organizations. In the case of Mr. Van Plew, the Compensation Committee focused primarily on Mr. Van Plew's leadership of and accomplishments in the Company's Industrial Operations and Product Supply organization, including with respect to expanded manufacturing capacities, preparations for new product launches, successful technology transfer of commercial manufacturing of certain Company products between Regeneron's Rensselaer, New York and Raheen, Ireland facilities, and successful completion of all regulatory audits concerning the Company's manufacturing practices in 2019. In the case of Dr. Murphy, the Compensation Committee considered the progress and continued expansion of the Company's preclinical and clinical development pipeline, as summarized in the subsection "Compensation Discussion and Analysis—Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives."

PERQUISITES AND PERSONAL BENEFITS

All employees who participate in our 401(k) Savings Plan, including the NEOs, are eligible to receive certain matching contributions. In each plan year, we contribute to each participant's account a matching contribution (in the form of shares of our common stock) equal to 50% of a specified percentage of the participant's compensation that the participant has contributed to the plan (which was 8% with respect to 2017 and 2018 and 10% with respect to 2019 and 2020), up to a maximum level established under the Internal Revenue Code. Each of our NEOs participated in our 401(k) Savings Plan during 2019 and received matching contributions in the aggregate amount of $12,500 ($9,500 in the case of Mr. Van Plew) in the form of shares of our common stock. The contributions were paid quarterly (with the contribution in respect of the fourth quarter of 2019 paid in February 2020) and are included in the compensation amounts reported for each of our NEOs in the Summary Compensation Table included in this proxy statement. As with all employees, the number of shares of common stock that each NEO received on a quarterly basis was determined using the average market price per share of our common stock during the applicable quarter.

To achieve increased efficiencies and a more secure traveling environment, the Company provides air transportation for certain executive and director travel in accordance with guidelines approved by our board of directors. Based on the recommendation of an independent, third-party security study, the guidelines and our security policy require Drs. Schleifer and Yancopoulos (as well as their spouses and children when they accompany them) to use, as much as practicable, Company-provided aircraft for all business and personal air travel. Regeneron covers the cost of any such personal air travel for up to $250,000 in incremental cost (as described below) annually for each of Drs. Schleifer and Yancopoulos. Family members or other guests may accompany our NEOs and directors during Company-provided air business travel, space permitting, so long as they cover any incremental cost related to such guests (other than with respect to the family members of Drs. Schleifer and Yancopoulos as described above). In addition, in limited circumstances personal use of Company-provided air travel by our other NEOs or directors may be permitted if authorized by the Chairman and any incremental cost is paid by the lead passenger. Any required reimbursement or other payment of the incremental cost is made to the extent permitted by applicable Federal Aviation Administration rules.

We determine the incremental cost of any Company-provided personal or guest air travel based on the direct variable operating cost. Items included in the calculation include (as applicable) fuel costs; landing, non-home-base hangar or aircraft parking, and ground handling fees; in-flight catering; travel, lodging, and other expenses for flight crew; and other trip-related variable cost, including the use of our fractional jet interests. Because Company-provided air transportation is used primarily for business travel, incremental costs exclude fixed costs that generally do not change based on usage, such as (as applicable) flight crew salaries; aircraft purchase or lease costs; depreciation; insurance costs; certain maintenance fees based on minimum usage; and home-base hangar costs. When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the guest (for example, catering), if any, are included in determining the aggregate incremental cost to Regeneron. If any aircraft flies empty before picking up or after dropping off a passenger for personal reasons, this "deadhead" segment would be included in the aggregate incremental cost based on the methodology described above. The amount of disallowed corporate tax deductions attributable to Company-provided personal and guest air travel is not included in the NEO incremental cost calculation.

The security policy also covers secure car transportation and on-site residential security at the primary residence for each of Drs. Schleifer and Yancopoulos. We calculate the incremental costs of the secure car transportation and on-site residential security services provided by Regeneron as the average fuel cost per mile times total miles traveled in connection with such services (if applicable) plus the contractor rate (if any) and salary, taxes, and benefits of drivers attributed to such services based on the number of personal hours expended for such services. Fixed lease costs and routine maintenance that would have been incurred in any event are not included.

Amounts associated with personal or guest Company-provided air and secure car transportation/security services are imputed as income to the NEOs to the extent required by applicable tax regulations. The NEOs do not receive a tax gross-up from us to cover their personal income tax obligations in respect of any such imputed income.

The amounts disclosed in the "All other compensation" column of the Summary Compensation Table relating to personal and guest use of Company-provided air and secure car transportation/security services in accordance with our security policy attributable to Drs. Schleifer and Yancopoulos are based on the incremental cost resulting from such transportation/services as described above.

The Corporate Governance and Compliance Committee monitors business and any personal or guest Company-provided air travel on a periodic basis.

Additional information regarding perquisites and other personal benefits provided to our NEOs in, or with respect to, 2019 is given in the applicable footnotes to the Summary Compensation Table included in this proxy statement.

POTENTIAL SEVERANCE PAYMENTS

Except for Dr. Vagelos, outstanding stock option award agreements for all employees, as well as outstanding RSA and PSU award agreements,[11] include a "double trigger" provision for the acceleration of vesting of unvested stock options, RSAs, or PSUs upon a termination by the Company without cause or by the employee for good reason within two years following a change in control. Dr. Vagelos's stock option and PSU awards contain change-of-control provisions consistent with those applicable to the non-employee director equity awards, as described under "Corporate Governance – Compensation of Directors" above.

Our CEO has an employment agreement that provides for certain severance benefits following termination, including following death or disability, resignation following defined "good reason" events, or termination in connection with a change in control. The other NEOs are covered by a change in control severance plan, which provides certain benefits to them and other designated officers if they are terminated in connection with a change in control. In addition, in the case of our CSO, stock option, RSA, and PSU award agreements applicable to his awards granted since December 2015 provide that he would have a "good reason" for terminating his employment with Regeneron upon or within two years after the occurrence of a change in control if the employment of our CEO has ended due to our CEO's involuntary termination (as defined in the CEO's employment agreement). Information regarding applicable payments under this employment agreement and change in control severance plan is provided in the subsection "2019 Compensation Tables—Post-Employment Compensation."

Our NEOs will forfeit any unvested time-based stock options or RSAs upon the termination of their employment for any reason (including disability or retirement) other than death, except as provided in our employment agreement with our CEO, in our change in control severance plan, and in certain stock option agreements with our CSO. In the event of the death of an employee, any unvested stock options held by such employee become immediately exercisable, and any shares subject to RSAs/RSUs will become fully vested. In the case of PSU awards to our CEO and CSO (as well as Dr. Vagelos, as described under "Corporate Governance – Compensation of Directors" above), upon a termination of employment due to death (or retirement when "retirement eligible," as discussed below), the PSU award will remain outstanding, and any vesting of the PSUs will be determined following the completion of the applicable performance period. For information regarding the value of accelerated stock options, RSAs, and PSUs held by our CEO and other NEOs (as applicable) as of December 31, 2019, see the subsection "2019 Compensation Tables—Post-Employment Compensation" under "Value of Accelerated Stock Options/PSUs" in the table entitled "Potential Severance Payments

---

[11] In the case of PSUs, if any PSUs vest upon a change of control (as a result of performance exceeding the relevant TSR goal for the period from the date of grant to the date of the change of control), the shares earned will be delivered upon the earlier of (a) a termination by the Company without cause or by the employee for good reason within two years following the change in control and (b) the fifth year anniversary of the date of grant.

under Dr. Schleifer's Employment Agreement" (for our CEO) and under "Value of Accelerated Stock Options/RSAs/PSUs" in the table entitled "Potential Payments under Change in Control Severance Plan" (for other NEOs).

When employees (other than our CEO and, with respect to stock option awards commencing in December 2018 and PSU awards, our CSO and Dr. Vagelos) retire, they forfeit all unvested time-based stock options, RSAs, and PSUs. An employee considered "retirement eligible" upon separation under our employee policies as in effect from time to time has the remaining life of the 10-year stock option term to exercise stock options that are vested as of the date of his or her retirement. In addition, the award agreements with our CSO and Dr. Vagelos relating to their 2018 and 2019 stock option awards and 2019 PSU awards provide that their respective awards will continue to vest in accordance with the terms of the applicable award agreement so long as they are "retirement eligible" upon separation.

The severance benefits provided to our NEOs are designed to promote stability and continuity of our senior management and are intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual, threatened, or rumored change in control of the Company. The severance benefits were established following a review of comparable practices at the Company's peer companies and with the advice of the Compensation Committee's consultant.

We have no pension, deferred compensation, or retirement plans applicable to our NEOs, other than our 401(k) Savings Plan described above.

PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of our employees (excluding our principal executive officer), the annual total compensation of our principal executive officer, Dr. Schleifer, and the ratio of these two amounts.

We have determined the total compensation of our median employee (based on the 2019 annual total compensation of our employees, excluding Dr. Schleifer) to be $139,055. The total 2019 compensation of Dr. Schleifer, as reported in the Summary Compensation Table above, was $21,455,117. Accordingly, the ratio of the 2019 annual total compensation of Dr. Schleifer to the median of the 2019 annual total compensation of our employees was approximately 154 to 1.

Consistent with our process for identifying the median employee for 2017 and 2018, for 2019 we identified the median employee as of December 31, 2019 by (i) aggregating for each applicable employee (a) annual base salary for salaried employees (or wages plus overtime, based on annual work schedule, for permanent hourly employees), (b) the annual cash incentive, and (c) the grant date fair value of any equity awards granted during 2019, and (ii) ranking this compensation measure from lowest to highest. This calculation was performed for all employees, excluding Dr. Schleifer, whether employed on a full-time, part-time, or seasonal basis. For purposes of identifying the median employee, we converted amounts paid in foreign currencies to U.S. dollars based on the applicable 2019 average exchange rate.

We believe that the pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

03

APPROVAL OF SECOND AMENDMENT AND RESTATEMENT OF LONG-TERM INCENTIVE PLAN



The Board of Directors Unanimously Recommends a Vote **FOR** Approval of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan.

INTRODUCTION

It would be difficult to overstate the importance of this proposal to the Company and its core strategy. Using equity awards to motivate, reward, and retain all of our employees has been a key part of Regeneron's strategy and compensation philosophy since the Company's inception. We firmly believe that this compensation model, including the use of equity awards as a primary long-term employee incentive, directly supports Regeneron's core strategy to create and advance a high-quality, internally developed product pipeline and has helped us establish a culture where employees focus on our mission and drug discovery and development. A primary underpinning of our pay philosophy is to award equity-based pay to all employees, not just senior executives, to ensure that when we deliver for patients and for shareholders, everyone shares in the potential upside growth. In each of the last five years, approximately 90% of the employee equity grants (both based on grant date fair value and number of underlying shares) were awarded to our employees other than our NEOs[12]. We believe that our broad-based equity program, which ensures that all employees can share in our future potential in the same way as executives, represents one of our competitive advantages.

> ### Key Takeaways
>
> 1 Our equity compensation program supports all of our employees, not just our NEOs, with approximately 90% of recent annual equity grants awarded to employees other than our NEOs.
>
> 2 We granted PSUs to our CEO and CSO as a component of their 2019 annual equity awards. This and other carefully calibrated changes to our compensation program were based on investor feedback.
>
> 3 Our 2019 burn rate was at the lowest level in the last seven years due to specific steps we took to manage dilution from equity compensation.
>
> 4 We are asking our shareholders to approve the same number of shares for equity grants that we requested previously and are committed to ensuring that shares available under our long-term incentive plan will be sufficient for at least three years.
>
> 5 Our compensation model underpins our strategy of creating and advancing a high-quality, internally developed product pipeline, which delivered six important medicines and eight additional key indications for these products in the past decade.

A breakdown of employee equity grants in 2019 (when approximately 92% of such grants were awarded to non-NEOs) is provided below.

2019 Employee Equity Grants



8% NEOs
7% EVPs/SVPs
17% VPs
68% All Other Employees
92% Non-NEOs

All employees receive equity awards, and over 90% of 2019 annual grants were awarded to non-NEOs.

We will not be able to execute our strategy without shareholder support of our equity compensation plans and this proposal. We are making this request after a rigorous assessment of our strategy and goals and after taking affirmative steps to manage our burn rate and dilution without compromising our all-employee equity compensation model. These steps include a significant reduction in the number of shares underlying the annual equity awards of our eligible employees, including our CEO, by nearly 60% between 2012 and 2019; and the addition of full-value awards (RSAs and RSUs) to the annual long-term incentive mix for our employees and thereby reducing the number of shares required for these awards. The results of these efforts are illustrated by the chart below.[13]

---

[12] See the list of our "Named Executive Officers" or "NEOs" in the "Compensation Discussion and Analysis" section of this proxy statement.

[13] Further information regarding our burn rate is provided in the subsection "Key Equity Metrics" below.

Regeneron Stock Utilization vs. Headcount*



> **Regeneron's 2019 burn rate was at the lowest level in the last seven years.**

* Burn rate calculated by dividing the number of shares subject to equity awards (stock options, RSAs, and RSUs) granted during the year by the basic weighted-average number of shares of common stock and Class A stock outstanding during the year. PSUs are to be reflected in the burn rate calculation for the year in which they are earned and, therefore, do not impact the burn rate shown in the chart. Headcount numbers based on the number of employees as of December 31 of the applicable year.

In the last decade, we sought shareholder approval of additional shares for our long-term incentive plans three times: 2011, 2014, and 2017. Each time, we requested the same number of shares – 12 million – and lived up to our commitment not to seek additional shares earlier than three years following approval. We have been able to keep the same size of share requests while maintaining our all-employee equity compensation model and increasing the number of our employees to support our growth (by almost 700% in the last 10 years) because we took the steps to manage our burn rate and dilution discussed above. Once again, we are asking shareholders to approve 12 million additional shares for equity grants and are committed to ensuring that these additional shares (together with the shares currently available under the Current Plan or that may otherwise become available under the New Plan (each as defined below)) will satisfy the Company's compensation and recruiting needs for no less than three years.

Our pay philosophy and equity compensation strategy are discussed further in the CD&A section of this proxy statement.

We appreciate your support of this important proposal.

SUMMARY OF PROPOSAL AND KEY CHANGES

We currently use one equity incentive plan—the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (the "Current Plan")—to grant equity awards to our directors, executive officers, and other employees. The Current Plan was approved by our shareholders in 2017; it amended and restated the equity incentive plan that was approved by our shareholders in 2014. On April 3, 2020, the board of directors, upon the recommendation of the Compensation Committee (made following the Committee's consultation with its independent compensation consultant), and subject to shareholder approval, adopted the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan in the form attached as Appendix B to this proxy statement, which amends and restates the Current Plan (the "New Plan"). Among other things, the New Plan:

- increases the number of shares of our common stock available for issuance thereunder by 12 million;
- extends the period during which awards can be granted to 2030; and
- incorporates new annual limits on the equity awards to our non-employee directors and the current Chairman of the Board as required by the Settlement (as defined and described below).

CORPORATE GOVERNANCE ASPECTS OF THE SECOND AMENDED AND RESTATED REGENERON PHARMACEUTICALS, INC. 2014 LONG-TERM INCENTIVE PLAN

Similar to the Current Plan, the New Plan was designed to promote best practices by reinforcing the alignment between equity compensation arrangements for employees and non-employee directors and the interests of shareholders. The provisions that promote such best practices include:

Provision	Description
No Discounted Stock Options or Stock Appreciation Rights	Stock options and stock appreciation rights are not granted with an exercise or base price less than the fair market value of common stock (as defined in the New Plan) on the date of grant.
No Stock Option or Stock Appreciation Right Re-pricing or Exchange	Except for equitable adjustments in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the New Plan does not permit a decrease in the exercise price or base price of a stock option or stock appreciation right granted under the New Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock (as defined in the New Plan) on the date of grant.
Recoupment (Clawback) Policy	Awards granted to our officers and other employees under the New Plan are subject to recoupment or reduction in accordance with the terms of our policy regarding recoupment or reduction of incentive compensation (sometimes referred to as our "clawback policy").
Independent Administration	The New Plan is administered by the Compensation Committee, which is intended to be comprised solely of non-employee directors each of whom meets the additional independence criteria applicable to compensation committee members under the listing standards of The NASDAQ Stock Market LLC and qualifies as a "Non-Employee Director" pursuant to Rule 16b-3 under the Exchange Act.
No "Evergreen" Provision	The New Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance thereunder can be automatically replenished.
No Tax Gross-ups	The New Plan does not provide for any tax gross-ups.

KEY EQUITY METRICS

The following table summarizes some key metrics relating to the equity component of our compensation program. When evaluating the information below, it is important to keep in mind the 50% increase in the number of our employees from 2017 to 2019 and our all-employee equity award strategy encompassing initial equity grants to all new hires as well as a comprehensive annual equity program covering all levels of employees:

	2019	2018	2017
Unadjusted Burn Rate[1]	3.58%	4.68%	4.04%
Adjusted Burn Rate[1]	4.46%	5.20%	4.13%
Overhang[2]	26.47%	27.35%	28.13%
Dilution[3]	21.42%	20.94%	19.66%

[1] Calculated by dividing (a) the sum of the number of shares subject to (i) stock options, RSAs, and RSUs granted during the year and (ii) PSUs earned during the year (if any), by (b) the basic weighted-average number of shares of common stock and Class A stock outstanding during the year. For "Adjusted Burn Rate," a multiplier of 2.5 is applied to RSAs, RSUs, and PSUs.

[2] Calculated by dividing (a) the sum of (i) the number of shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming maximum payouts earned)) outstanding at the end of the year and (ii) the number of shares available for future grants under the Current Plan at the end of the year, by (b) the sum of (i) the number of shares of common stock and Class A stock outstanding at the end of the year, (ii) the shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming maximum payouts earned)) outstanding at the end of the year, and (iii) the number of shares available for future grants under the Current Plan at the end of the year.

[3] Calculated by dividing the number of shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming maximum payouts earned)) outstanding at the end of the year by the sum of (i) the number of shares of common stock and Class A stock outstanding at the end of the year and (ii) the shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming maximum payouts earned)) outstanding at the end of the year.

MATERIAL TERMS OF THE NEW PLAN SUBMITTED FOR SHAREHOLDER APPROVAL

The following description of the material terms of the New Plan is qualified in its entirety by the terms of the plan document, which is attached as Appendix B to this proxy statement.

Available Shares. As of April 14, 2020, the record date for this meeting, there were 10,150,052 shares of common stock remaining available for issuance under the Current Plan. Utilizing management's projections, which are based on past practices and projected headcount, the Compensation Committee has determined that the 12 million shares newly authorized under New Plan being submitted for shareholder approval (along with the remaining 10,150,052 shares authorized under the Current Plan) should satisfy the Company's equity compensation needs for at least the next three years. If the New Plan is not approved by shareholders, to achieve our equity compensation objectives we will only be able to utilize the remaining 10,150,052 shares of common stock (as of the record date for this meeting) available under the Current Plan (plus any shares subject to awards which are returned to the plan upon the expiration, forfeiture, surrender, exchange, cancellation, or termination of previously granted awards). We believe that the current share pool would be insufficient to satisfy our expected recruiting and compensation needs. If the New Plan is approved by shareholders, an aggregate of 22,150,052 shares will be available for grants under the New Plan. Shares of common stock underlying or issued pursuant to equity awards previously granted under the Current Plan, the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (the "2014 Plan"), or the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan (the "2000 Plan") that would otherwise have again become available under the Current Plan, the 2014 Plan, or the 2000 Plan upon the expiration, forfeiture, surrender, exchange, cancellation, or termination of such previously granted awards, in whole or in part, for any reason, including the surrender of shares to pay the exercise price or satisfy withholding tax obligations in connection with the grant, exercise, or vesting of all or part of an award will be added to the pool of shares available for grant under the New Plan. As of the record date for this meeting, there were 26,047,513 shares subject to outstanding awards (stock options, RSAs, RSUs, and PSUs) previously issued under the Current Plan, the 2014 Plan, and the 2000 Plan. All of the shares reserved and available for issuance under the New Plan, the various limits set forth in the New Plan, and the awards made thereunder will generally be subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, subdivision, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. Shares issued pursuant to awards that are assumed by us in corporate transactions will not count against the shares available under the New Plan.

Plan Term. The term of the New Plan runs through April 3, 2030 (although awards granted prior to such date may continue in effect beyond that date in accordance with their respective terms).

Administration. The New Plan is to be administered by the Compensation Committee of the board of directors. Each member of the Compensation Committee is intended to be a "Non-Employee Director" (within the meaning of Rule 16b-3 under the Exchange Act) and to otherwise qualify as independent to the extent required under applicable law, regulations, and listing standards. The New Plan allows the Compensation Committee to delegate to one or more executive officers of the Company the authority to exercise any of the Compensation Committee's responsibilities under the New Plan, including the authority to grant awards thereunder (subject to certain limitations set forth in the New Plan).

Amendment; Term. The New Plan may be amended by the board of directors, subject to shareholder approval where necessary, to satisfy certain regulatory or legal requirements. The New Plan will terminate no later than April 3, 2030. However, awards granted before such termination will extend beyond that date in accordance with their terms.

Participants. Awards under the New Plan may be made to employees of the Company, including officers of the Company (whether or not they are directors), and to non-employee directors and consultants. Non-employee directors receive grants subject to the limits described under "Non-Employee Director Awards" below. As of the record date for this meeting, we had 8,095 employees and nine non-employee directors, who would have been eligible to receive awards under the New Plan; as of that date, no consultants would have been eligible to receive awards thereunder.

Awards. There are generally five types of awards that may be granted under the New Plan: Stock Options (including both incentive stock options (referred to as "ISOs") within the meaning of Section 422 of the Internal Revenue Code and nonqualified stock options (referred to as "NQSOs"), which are options that do not qualify as ISOs), Restricted Stock, Phantom Stock (including RSUs and PSUs (each as defined below)), Stock Appreciation Rights, and Stock Bonus awards. In addition, the Compensation Committee in its discretion may make other awards valued in whole or in part by reference to, or otherwise based on, shares of common stock. The maximum number of shares which may be made subject to grants of ISOs during the term of the New Plan is 22,150,052. While the New Plan will permit the issuance of ISOs, the Compensation Committee determined to stop using ISOs in November 2012 and has not authorized any ISOs since then.

Vesting. Awards become exercisable or otherwise vest at the times and upon the conditions that the Compensation Committee may determine, as reflected in the applicable award agreement. The Compensation Committee has the authority to accelerate the vesting and/or exercisability of any outstanding award at such times and under such circumstances as it, in its sole discretion, deems appropriate (for instance, upon a "Change in Control" of the Company, as defined in the New Plan).

Stock Options. Options entitle the holder to purchase shares of common stock during a specified period at the purchase price specified by the Compensation Committee, which may not be less than 100% of the fair market value of the common stock on the day the option is granted (determined as (i) the average of the high and low sales price per share of common stock on the securities exchange or system on which such stock is principally traded on such date or, if such date is not a trading day, on the last preceding date on which there was a sale of such stock on such exchange or system, or (ii) if the shares of common stock are not then listed, or the value of such shares is not otherwise determinable, such value as determined by the Compensation Committee in good faith). Each option granted under the New Plan will be exercisable for a maximum period of 10 years from the date of grant (subject to early termination such as upon a termination of employment), or such lesser period as the Compensation Committee shall determine. Options may be exercised, in whole or in part, by the payment in cash of the full option price of the shares purchased, by tendering shares of common stock with a fair market value equal to the option price of the shares purchased, or by other methods in the discretion of the Compensation Committee. The vesting schedule for options to be granted under the New Plan will be determined by the Compensation Committee. Options that are exercisable as of the date of a participant's termination of service with the Company may be exercised after such date for the period set forth in the option agreement or as otherwise determined by the Compensation Committee. In the event of the death of a participant, any then outstanding and unexercisable options held by such participant shall become exercisable by the participant's heirs or legal representatives. Options held by a participant upon termination from the Company's service for cause shall immediately expire (whether or not then exercisable). Except in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the New Plan does not permit a decrease in the exercise price of a stock option granted under the New Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock (as defined in the New Plan and described above) on the date of grant.

Restricted Stock. Restricted stock awards ("RSAs") consist of a grant of shares of restricted common stock. The Compensation Committee may determine the price, if any, to be paid by a participant for each share of restricted stock subject to an RSA. Unless otherwise provided in the applicable award agreement, an RSA holder may vote, and if the participant remains in the service of the Company until the applicable "Vesting Date" as defined in the New Plan, he or she may generally receive all dividends on, all shares subject to the RSA. However, such holder may not transfer such shares until the applicable Vesting Date. If for any reason before the applicable Vesting Date an RSA holder ceases to be in the employment or service of the Company, unless otherwise provided in the applicable award agreement or determined by the Compensation Committee, the holder shall be required to forfeit to the Company any such RSA together with any dividends paid thereon.

Phantom Stock. A phantom stock award is an award of the right to receive common stock or an amount of cash based on the value of the common stock at a future date, subject to such restrictions, if any, as the Compensation Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the achievement of certain performance goals), in such installments, or otherwise, as the Compensation Committee may determine. Time-based restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs") are each a type of phantom stock award permitted under the New Plan. A phantom stock award settled in cash does not reduce the number of shares of common stock with respect to which awards may be granted under the New Plan.

Stock Appreciation Rights. Stock appreciation rights ("SARs") entitle the holder to a payment (in cash or shares) equal to the appreciation in the value of our common stock during a specified period above the base price specified by the Compensation Committee, which may not be less than 100% of the fair market value of the common stock (as defined in the New Plan and described above) on the day the SAR is granted. Each SAR granted under the New Plan will be exercisable for a maximum period of 10 years from the date of grant (subject to early termination such as upon a termination of employment), or such lesser period as the Compensation Committee shall determine. The vesting schedule for SARs to be granted under the New Plan will be determined by the Compensation Committee. SARs that are exercisable as of the date of a participant's termination of service with the Company may be exercised after such date for the period set forth in the SAR agreement or as otherwise determined by the Compensation Committee. Except in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the New Plan does not permit a decrease in the base price of a SAR granted under the New Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock on the date of grant.

Stock Bonus. If the Compensation Committee grants a stock bonus award (which an award that is not subject to vesting conditions), a certificate for the shares of common stock consisting of such stock bonus is issued in the name of the participant to whom such grant was made.

Recoupment (Clawback). Awards granted to our officers and other employees under the New Plan will be subject to recoupment or reduction in accordance with the terms of our policy regarding recoupment or reduction of incentive compensation (clawback policy).

Non-Employee Director Awards; Non-Employee Director Compensation Limit. Non-employee directors of the Company are generally eligible to receive awards under the Plan (other than ISOs) under such terms and conditions as the Compensation Committee may determine. During any calendar year, the aggregate number of shares subject to one or more awards granted to a non-employee director in a year may not exceed 12,750 shares, except that during the first calendar year in which a non-employee director serves on the board of directors, such limit will be 34,000 shares; *provided, however*, that any awards granted to a non-employee director during or prior to 2023 shall be subject to the limitations set forth in the Settlement (as defined and described below). In addition, during any calendar year, the aggregate number of shares subject to one or more awards granted to a non-employee director then serving as chairman of the board of directors in such year may not exceed 25,500 shares, except that during the first calendar year in which a non-employee director serves as chairman of the board of directors, such limit will be 68,000 shares; *provided, however*, that any awards granted to the current Chairman of the Board, Dr. Vagelos, during or prior to 2022 shall be subject to the limitations set forth in the Settlement. For purposes of applying this limit, an award other than an NQSO or SAR is treated as an award of one and one-half (1.5) shares for each share actually subject to such award, and an award of an NQSO or SAR is treated as an award of one share for each share actually subject to such award.

In December 2018, the Supreme Court of the State of New York, County of New York entered an order and final judgment approving the Stipulation of Compromise and Settlement, dated as of October 5, 2018, by and among the Plaintiffs and the Individual Defendants (each as defined therein) and the Company, as nominal defendant (the "Settlement") in the shareholder derivative actions entitled *Cement Masons Local 780 Pension Fund, et ano. v. Leonard S. Schleifer, et al.*, Index No. 654453/2015 (N.Y. Co.) (filed December 30, 2015) and *Public Employees' Retirement System of Mississippi v. Leonard S. Schleifer, et al.*, Index No. 656813/2017 (N.Y. Co.) (filed November 8, 2017). The terms of the Settlement impose the following limits on equity compensation awarded to the non-employee directors of the Company and the current Chairman of the Board, Dr. Vagelos, respectively:

1 The aggregate annual equity compensation per non-employee director shall be limited to $695,000 through 2020, as valued for purposes of the Company's financial statements; thereafter, through 2023, the aggregate annual equity compensation per non-employee director may be increased by up to 5% annually; and

2 The aggregate annual equity compensation for the current Chairman of the Board, Dr. Vagelos, shall be limited to ten times the corresponding annual equity compensation for the non-employee directors through 2022,[14] as valued for purposes of the Company's financial statements.

---

14 Equity awards to the current Chairman of the Board are granted in December annually (along with the equity awards to our full employee base), and each such December grant corresponds to the awards granted to the non-employee directors in January of the following year.

Notwithstanding the foregoing, during the first calendar year in which a non-employee director serves on the board of directors, in addition to the annual equity award compensation set forth in clause (1) above (which shall be prorated for such calendar year based on the date such director is elected to the board), the Settlement permits a non-employee director to be awarded an inducement equity award of up to 5/3rds of (a) the number of shares of common stock underlying the most recent annual equity grant to non-employee directors or (b) the grant date fair value (as valued for purposes of the Company's financial statements) of such grants. In addition, the Settlement's limits on compensation awarded to the Company's directors (including those described above) shall not apply to any successor to Dr. Vagelos to the position of Chairperson of the Board.[15]

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of certain federal income tax consequences with respect to options that may be granted pursuant to the New Plan. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is given as of the date of this proxy statement, is not intended to be exhaustive, and does not describe state, local, or foreign tax consequences of participation in the New Plan. Recipients of awards under the New Plan are advised to consult with their personal tax advisors with regard to all tax consequences arising with respect to their awards.

Incentive Stock Options. In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are issued to a participant ("Option Shares") pursuant to the exercise of an ISO granted under the New Plan and the participant does not dispose of the Option Shares within the two-year period after the date of option grant or within one year after the receipt of such Option Shares by the participant (an earlier disposition being referred to as a "disqualifying disposition"), then generally (i) the participant will not realize ordinary income upon exercise and (ii) upon sale of such Option Shares, any amount realized in excess of the exercise price paid for the Option Shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant's "alternative minimum taxable income." If Option Shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the Option Shares at the time of exercise (or, if less, the amount realized on the disposition of the Option Shares) over the exercise price paid for the Option Shares. Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months (other than by reason of death) following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as an NQSO as discussed below. The Company is not entitled to a federal income tax deduction on the grant or exercise of an ISO or on the participant's disposition of the Option Shares after satisfying the holding period requirements described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the participant disposes of the Option Shares in an amount equal to the ordinary income recognized by the participant. Any additional gain or loss realized will be taxed as a short-term or long-term capital gain or loss, as the case may be, and may not be deducted by the Company.

Nonqualified Stock Options. In general, no taxable income is realized by a participant upon the grant of an NQSO. Upon exercise of an NQSO, the participant generally would include in ordinary income at the time of exercise an amount equal to the excess, if any, of the fair market value of the Option Shares at the time of exercise over the exercise price paid for the Option Shares. In the event of a subsequent sale of Option Shares received upon the exercise of an NQSO, any appreciation or depreciation of the shares after the date on which taxable income is realized by the participant in respect of the option exercise will be taxed as capital gain in an amount equal to the excess of the sale proceeds for the Option Shares over the participant's basis in such Option Shares. The participant's basis in the Option Shares will generally equal the amount paid for the Option Shares plus the amount included in ordinary income by the participant upon exercise of the NQSO. The Company generally will have a deduction in an amount equal to the amount of ordinary income recognized by the participant in the Company's tax year during which the participant recognizes the ordinary income.

---

[15] The terms of the Settlement and certain related matters are described in detail in the Company's Current Report on Form 8-K filed with the SEC on October 12, 2018.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Officers of the Company, including the NEOs, employees, consultants, and non-employee directors of the Company are eligible to receive awards under the New Plan in the discretion of the Compensation Committee. Future grants under the New Plan will be made at the discretion of the Compensation Committee and thus are not determinable at this time.

SEC REGISTRATION

We intend to file with the SEC a registration statement on Form S-8 relating to the registration of additional shares of common stock issuable under the New Plan pursuant to the Securities Act as soon as practicable after approval of the New Plan by our shareholders.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows information with respect to securities authorized for issuance under the equity compensation plans maintained by the Company as of December 31, 2019.

	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	28,729,300[3] shares of common stock	$337.24[4]	9,546,628 shares of common stock[5]
Equity compensation plans not approved by security holders[2]	—	$ —	44,246 shares of Class A stock
Total	28,729,300 shares of common stock	$ 337.24	9,590,874 shares of common stock and Class A stock

1   The equity compensation plans approved by the security holders are the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan; the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan; and the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. The Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan is the only plan currently used by the Company to grant equity awards.

2   The equity compensation plan not approved by the security holders is the Executive Stock Purchase Plan. It was adopted in 1989 and provides for the Compensation Committee of the board of directors to award employees, directors, consultants, and other individuals who render service to the Company the right to purchase Class A stock at a price set by the Compensation Committee. The Plan provides for the vesting of shares as determined by the Compensation Committee; should the Company's relationship with a Plan participant terminate before all shares are vested, unvested shares will be repurchased by the Company at a price per share equal to the original amount paid by the Plan participant. As of December 31, 2019, there were no unvested shares and 44,246 shares of Class A stock available for future grants under the Plan.

3   This amount includes (i) 28,609,277 shares to be issued upon exercise of outstanding options, (ii) 60,627 shares to be issued upon vesting of RSUs, and (iii) 59,396 shares to be issued upon vesting of PSUs (assuming maximum payouts earned) .

4   The calculation of the weighted-average exercise price does not include the 60,627 shares to be issued upon vesting of RSUs or the 59,396 shares to be issued upon vesting of PSUs (assuming maximum payouts earned), as RSUs and PSUs do not have an exercise price.

5   This amount is net of 1,041,763 outstanding RSAs. As these shares are considered issued and outstanding upon grant, they are not included in the amounts reported in column (a).

PROPOSAL

04

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS (SAY ON PAY)

 The Board of Directors Unanimously Recommends a Vote, on an Advisory Basis, **FOR** Approval of the Compensation of Our Named Executive Officers as Disclosed in This Proxy Statement.

As required by Section 14A of the Exchange Act, we are seeking, on an advisory basis, shareholder approval of the compensation of our NEOs as disclosed above ("say-on-pay" proposal). Specifically, shareholders are being asked to approve the following advisory resolution:

RESOLVED, that the shareholders of Regeneron Pharmaceuticals, Inc. hereby approve the compensation of the Company's Named Executive Officers, as disclosed in the Company's proxy statement relating to the Company's 2020 Annual Meeting (the "Proxy Statement") pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the related compensation information contained in the Proxy Statement).

In determining to recommend that shareholders approve the say-on-pay proposal, the board of directors considered, among other factors discussed under "Compensation Discussion and Analysis" above, that the Company had achieved its corporate goals in 2019 and each of the other two years since the most recent say-on-pay vote (2017 and 2018). Information regarding NEO compensation for each of these years is provided in the Summary Compensation Table included in this proxy statement.

As an advisory vote, this proposal is non-binding on the Company. However, the board of directors and the Compensation Committee value your opinion and will review and consider the voting results in connection with their ongoing evaluation of our compensation program.

OTHER MATTERS

WHEN ARE SHAREHOLDER PROPOSALS DUE FOR THE 2021 ANNUAL MEETING OF SHAREHOLDERS?

A shareholder wishing to present a proposal at the 2021 Annual Meeting of Shareholders must submit the proposal in writing and it must be received by the Company at its principal executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707 by December 25, 2020, and must satisfy the other conditions established by the SEC, in order for such proposal to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

Under our Amended and Restated By-Laws, proposals of shareholders intended to be submitted for a formal vote (other than proposals to be included in our proxy statement) at the 2021 Annual Meeting may be made only by a shareholder of record who has given notice of the proposal to the Secretary of the Company at our principal executive offices no earlier than 90 days and no later than 60 days prior to the meeting; provided that if less than 70 days' notice or public disclosure of the date of the 2021 Annual Meeting is given or made to shareholders, notice by the shareholder in order to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the annual meeting was first mailed or such public disclosure of the annual meeting was made, whichever first occurs. The notice must contain certain information as specified in our Amended and Restated By-Laws. Assuming our 2021 Annual Meeting is held on June 11, 2021 in accordance with the Company's past practice, and at least 70 days' notice or prior public disclosure of the date of the 2021 Annual Meeting is given or made to shareholders, notice of such proposals would need to be given no earlier than March 13, 2021 and no later than April 12, 2021. Any proposal received outside of such dates will not be considered "timely" under the federal proxy rules for purposes of determining whether we may use discretionary authority to vote on such proposal.

WHAT HAPPENS IF MULTIPLE SHAREHOLDERS SHARE AN ADDRESS?

Applicable rules permit brokerage firms and the Company to send one Notice of Internet Availability of Proxy Materials (or one annual report, proxy statement, and Notice of Internet Availability of Proxy Materials in the case of shareholders who have elected to receive paper copies of our proxy materials) to multiple shareholders who share the same address under certain circumstances. This practice is known as "householding." We believe that householding will provide greater convenience for our shareholders, as well as cost savings for us, by reducing the number of duplicate documents that are sent to your home. Consequently, we have implemented the practice of householding for shares held in "street name" and intend to deliver only one copy of the applicable proxy materials to multiple shareholders sharing the same address. If you wish to receive separate copies of the proxy statement for the 2020 Annual Meeting, the 2019 Annual Report, or the Notice of Internet Availability of Proxy Materials, you may find these materials at our internet website (**www.regeneron.com**) or you may stop householding for your account and receive separate printed copies of these materials by contacting our Investor Relations Department, at Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, or by calling us at 914-847-7000, and these materials will be promptly delivered to you. If you hold shares registered in your name (sometimes called a shareholder of record), you can elect householding for your account by contacting us in the same manner described above. Any shareholder may stop householding for your account by contacting our Investor Relations Department at the address and/or phone number included above. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation and each shareholder at your address will receive individual copies of our disclosure documents.

ARE THERE ANY OTHER MATTERS TO BE ADDRESSED AT THE ANNUAL MEETING?

We know of no other matters to be brought before the Annual Meeting, except as set forth in this proxy statement. If any other matter is properly presented at the Annual Meeting upon which a vote may properly be taken, shares represented by duly executed and timely submitted proxies will be voted on any such matter in accordance with the judgment of the persons named as proxies in the enclosed proxy card. Discretionary authority for them to do so is contained in the enclosed proxy card.

HOW CAN YOU RECEIVE A PRINTED COPY OF THE COMPANY'S 2019 ANNUAL REPORT?

Interested shareholders may obtain without charge a copy of our 2019 Annual Report (without exhibits), which includes our audited financial statements for the fiscal year ended December 31, 2019, required to be filed with the SEC, by making a written request to Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, Attention: Investor Relations, or by calling our Investor Relations Department at (914) 847-7000.

HOW DO YOU ELECT TO RECEIVE FUTURE PROXY MATERIALS ELECTRONICALLY?

If you previously requested to receive proxy materials through the mail, or by means of an e-mail with links to the proxy materials and the proxy voting website, your election will remain in effect until you revoke it. Shareholders currently receiving paper copies of our proxy materials, and shareholders who received a paper copy of the Notice of Internet Availability of Proxy Materials, may instead elect to receive all future proxy materials electronically through an e-mail with a link to these documents on the Internet. Receiving these documents online conserves resources, saves the Company the cost of producing and mailing documents to your home or business, and gives you an automatic link to the proxy voting site.

If your shares are registered in your name or you hold shares in the Company Stock Fund in the Company's 401(k) Savings Plan, to enroll in the electronic delivery service, vote your shares through the Internet at **www.proxyvote.com** and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. If your shares are not registered in your name, to enroll in the electronic delivery service, check the information provided to you by your bank or broker, or contact your bank or broker for instructions on how to elect to view future proxy statements and annual reports over the Internet.

APPENDIX A

Note Regarding Forward-Looking Statements And Non-GAAP Financial Measures

This proxy statement includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (where applicable, together with its subsidiaries, "Regeneron" or the "Company"), and actual events or results may differ materially from these forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron's business and its employees, collaborators, suppliers, and other third parties on which Regeneron relies, Regeneron's and its collaborators' ability to continue to conduct research and clinical programs, Regeneron's ability to manage its supply chain, net product sales of products marketed by Regeneron and/or its collaborators (collectively, "Regeneron's Products"), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron's Products and Regeneron's product candidates and research and clinical programs now underway or planned, including without limitation EYLEA® (aflibercept) Injection, Dupixent® (dupilumab), Libtayo® (cemiplimab), Praluent® (alirocumab), Kevzara® (sarilumab), fasinumab, evinacumab, REGN-EB3, garetosmab, pozelimab, Regeneron's immuno-oncology programs (including its costimulatory bispecific portfolio), Regeneron's COVID-19 antibody program and other earlier-stage programs, and the use of human genetics in Regeneron's research programs; the likelihood and timing of achieving any of Regeneron's anticipated development and production milestones; unforeseen safety issues resulting from the administration of Regeneron's Products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron's Products and product candidates in clinical trials; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron's product candidates and new indications for Regeneron's Products; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron's Products (such as EYLEA, Dupixent, Libtayo, Praluent, and Kevzara), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron's ability to continue to develop or commercialize Regeneron's Products and product candidates; competing drugs and product candidates that may be superior to Regeneron's Products and product candidates; uncertainty of market acceptance and commercial success of Regeneron's Products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron's collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron's Products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance, and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron's agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of others and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to Dupixent and Praluent), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron's business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron's filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 2019, including in the section thereof captioned "Item 1A. Risk Factors." Any forward-looking statements are made based on management's current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise.

This proxy statement uses non-GAAP net income and non-GAAP net income per share, which are financial measures that are not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures are computed by excluding certain non-cash and other items from the related GAAP financial measure. Non-GAAP adjustments also include the estimated income tax effect of reconciling items. The Company makes such adjustments for items the Company does not view as useful in evaluating its operating performance. For example, adjustments may be made for items that fluctuate from period to period based on factors that are not within the Company's control (such as the Company's stock price on the dates share-based grants are issued) or items that are not associated with normal, recurring operations (such as changes in applicable laws and regulations). Management uses these non-GAAP measures for planning, budgeting, forecasting, assessing historical performance, and making financial and operational decisions, and also provides forecasts to investors on this basis. Additionally, such non-GAAP measures provide investors with an enhanced understanding of the financial performance of the Company's core business operations. However, there are limitations in the use of these and other non-GAAP financial measures as they exclude certain expenses that are recurring in nature. Furthermore, the Company's non-GAAP financial measures may not be comparable with non-GAAP information provided by other companies. Any non-GAAP financial measure presented by Regeneron should be considered supplemental to, and not a substitute for, measures of financial performance prepared in accordance with GAAP. A reconciliation of the Company's historical GAAP to non-GAAP results is included below.

Reconciliation of GAAP Net Income to Non-GAAP Net Income (Unaudited) (In millions, except per share data)

	Year Ended December 31,	
	2019	2018
GAAP net income	$2,115.8	$2,444.4
Adjustments:		
R&D: Non-cash share-based compensation expense	250.4	229.0
R&D: Up-front payments related to license and collaboration agreements	430.0	—
SG&A: Non-cash share-based compensation expense	167.7	169.2
SG&A: Restructuring-related expenses	35.2	—
SG&A: Litigation contingencies	70.0	30.0
COGS and COCM: Non-cash share-based compensation expense	46.2	29.2
Other income/expense: (Gains) losses on investments in equity securities	(118.3)	41.9
Income tax effect of reconciling items above	(169.9)	(92.1)
Income tax expense: Impact of sale of assets between foreign subsidiaries	—	(162.1)
Income tax expense: Adjustment to previously recorded charge related to enactment of U.S. Tax Reform Act	—	(68.0)
Non-GAAP net income	$2,827.1	$2,621.5
GAAP net income per share—basic	$19.38	$22.65
GAAP net income per share—diluted	$18.46	$21.29
Non-GAAP net income per share—basic	$25.89	$24.30
Non-GAAP net income per share—diluted	$24.67	$22.84
Shares used in calculating:		
Net income per share—basic	109.2	107.9
Net income per share—diluted	114.6	114.8

Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan

1. Purpose; Establishment

The Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (the "Plan") is intended to promote the interests of the Company (as defined below) and its shareholders by providing officers, other employees of the Company (including directors who are also employees of the Company) and consultants to the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ or service of the Company and to acquire a proprietary interest in the long-term success of the Company; to compensate the Company's nonemployee directors and provide incentives to such nonemployee directors that are directly linked to increases in stock value; and to reward the performance of individual officers, other employees, consultants and nonemployee directors of the Company in fulfilling their personal responsibilities for long-term achievements.

The Plan was originally adopted and approved by the Board of Directors (defined below) on April 4, 2014 and became effective as of such date, subject to the approval of the shareholders of the Company, which was obtained on June 13, 2014 (the "Original Plan"). The initial amendment and restatement of the Plan was adopted and approved by the Board of Directors on April 6, 2017 and became effective as of such date, subject to the approval of the shareholders of the Company, which was obtained on June 9, 2017 (the "First Restatement"). This second amendment and restatement of the Plan was adopted and approved by the Board of Directors on April 3, 2020 and became effective as of such date, subject to the approval of the shareholders of the Company.

2. Definitions

As used in the Plan, in addition to the terms defined elsewhere in the Plan, the following definitions shall have the respective meanings indicated below:

(a) **"Affiliate"** means any entity if, at the time of granting of an Award (A) the Company, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of such entity or at least 50% of the ownership interests in such entity or (B) such entity, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of the Company.

(b) **"Agreement"** shall mean the written agreement between the Company and a Participant evidencing an Award (or, if no written agreement is entered into, a notice issued by the Company evidencing an Award).

(c) **"Award"** shall mean any Option, Restricted Stock, Phantom Stock, Stock Appreciation Right, Stock Bonus or Other Award granted pursuant to the terms of the Plan.

(d) **"Beneficial Owner"** and **"Beneficially Owned"** shall have the meaning afforded to such terms in accordance with Rule 13d-3 under the Exchange Act.

(e) **"Board of Directors"** shall mean the Board of Directors of Regeneron Pharmaceuticals, Inc.

(f) **"Change in Control"** shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred after the Effective Date:

(1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company) representing 20% or more of the Company's then outstanding securities, excluding any Person who is an officer or director of the Company or who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (3) below; or

(2) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended; or

(3) there is consummated a merger or consolidation of the Company or any directly or indirectly held subsidiary of the Company with any entity other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 60% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least 60% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale or disposition.

(g) **"Cause"** shall have the meaning set forth in the Agreement, or if no such definition is set forth in the Agreement, shall be determined by the Committee in its reasonable discretion.

(h) **"Code"** shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(i) **"Committee"** shall mean, at the discretion of the Board of Directors, the full Board of Directors or a committee of the Board of Directors, which shall consist of two or more persons, each of whom, unless otherwise determined by the Board of Directors, is a "Non-Employee Director" within the meaning of Rule 16b-3 and who meets such other applicable independence standards imposed by law, regulation or listing standard.

(j) **"Company"** shall mean Regeneron Pharmaceuticals, Inc., a New York corporation, and, where appropriate (but specifically not for purposes of Section 2(f) hereof), each of its Affiliates.

(k) **"Company Stock"** shall mean the common stock of the Company, par value $0.001 per share.

(l) **"Effective Date"** shall mean April 3, 2020.

(m) **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended from time to time.

(n) **"Fair Market Value"** of a share of Company Stock, as of a date of determination, shall mean (1) the average of the high and low sales price per share of Company Stock on the national securities exchange or national market system on which such stock is principally traded on such date or, if such date is not a trading day, on the last preceding date on which there was a sale of such stock on such exchange, or (2) if the shares of Company Stock are not then listed on a national securities exchange or national market system, or the value of such shares is not otherwise determinable, such value as determined by the Committee in good faith.

(o) **"Incentive Stock Option"** shall mean an Option that is an "incentive stock option" within the meaning of Section 422 of the Code, or any successor provision, and that is designated by the Committee as an Incentive Stock Option.

(p) **"Nonemployee Director"** shall mean a member of the Board of Directors who is not an employee of the Company.

(q) **"Nonqualified Stock Option"** shall mean an Option other than an Incentive Stock Option.

(r) **"Option"** shall mean an option to purchase shares of Company Stock granted pursuant to Section 7 hereof.

(s) **"Other Award"** shall mean an award granted pursuant to Section 11 hereof.

(t) **"Participant"** shall mean an employee or consultant of the Company or a Nonemployee Director to whom an Award is granted pursuant to the Plan, or upon the death of such individual, his or her successors, heirs, executors and administrators, as the case may be.

(u) **"Person"** shall have the meaning set forth in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (1) the Company, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, or (4) an entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(v) **"Phantom Stock"** shall mean the right, granted pursuant to Section 9 hereof, to receive in cash or shares the Fair Market Value of a share of Company Stock.

(w) **"Restricted Stock"** shall mean a share of Company Stock which is granted pursuant to the terms of Section 8 hereof and which is subject to the restrictions set forth in Section 8(c) hereof and/or Section 8(d) hereof.

(x) **"Rule 16b-3"** shall mean the Rule 16b-3 promulgated under the Exchange Act, as amended from time to time.

(y) **"Securities Act"** shall mean the Securities Act of 1933, as amended from time to time.

(z) **"Stock Appreciation Right"** shall mean the right granted to a Participant pursuant to Section 7(h) hereof.

(aa) **"Stock Bonus"** shall mean a bonus payable in shares of Company Stock granted pursuant to Section 10 hereof.

(bb) **"Subsidiary"** shall mean a "subsidiary corporation" within the meaning of Section 424(f) of the Code.

(cc) **"Substitute Awards"** shall mean Awards granted or shares of Company Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(dd) **"Vesting Date"** shall mean the date established by the Committee on which a share of Restricted Stock or Phantom Stock vests.

3. Stock Subject to the Plan

(a) **Shares Available for Awards**

The shares of Company Stock that may be issued with respect to Awards made under the Plan may be authorized but unissued Company Stock or authorized and issued Company Stock held in the Company treasury (including authorized and issued shares of Company Stock acquired or purchased by the Company and held by the Company as treasury shares).

Subject to the subsequent provisions of this Section 3, including the adjustment provisions contained herein, the maximum number of shares of Company Stock that may be delivered pursuant to Awards made under the Plan shall equal the sum of: (1) 22,150,052 shares of Company Stock; (2) the shares of Company Stock subject to outstanding awards under the Regeneron Pharmaceuticals, Inc. Second Amended and Restated 2000 Long-Term Incentive Plan (the "2000 Plan") as of April 17, 2014, (3) the shares of Company Stock subject to outstanding awards under the Original Plan as of April 13, 2017 and (4) the shares of Company Stock subject to outstanding awards under the First Restatement as of April 14, 2020, in each case that (i) remain unissued upon the cancellation, surrender, exchange or termination of any such award for any reason whatsoever or are forfeited, (ii) are delivered (or deliverable) by a participant in the 2000 Plan, the Original Plan or the First Restatement (as applicable) pursuant to an exercise of an option to purchase Company Stock and received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in payment of the option exercise price (for this avoidance of doubt, for the purpose of this clause (ii), in the case of Options where the exercise price is paid by the Company's retention of shares of Company Stock that would otherwise be distributed to the Participant upon exercise of the Option, the retained shares are considered deliverable by the Participant and become available for future issuance) or (iii) are received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in connection with the exercise, vesting or delivery of an award granted under the 2000 Plan, the Original Plan or the First Restatement (as applicable) in respect of tax withholding or other similar tax obligation; and (3) any shares of Company Stock that again become available for Awards pursuant to Section 3(e) hereof. Notwithstanding the foregoing, the maximum number of shares of Company Stock that may be issued pursuant to Incentive Stock Options during the term of the Plan shall be 22,150,052 shares.

(b)   **[Reserved]**

(c)   **Adjustment for Change in Capitalization**
In the event that any dividend or other distribution is declared (whether in the form of cash, Company Stock or other property), or there occurs any recapitalization, Company Stock split, reverse Company Stock split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event, unless the Committee determines that it is otherwise inappropriate, (1) the number and kind of shares of Company Stock which may thereafter be issued in connection with Awards, (2) the number and kind of shares of Company Stock issued or issuable in respect of outstanding Awards, (3) the exercise price, grant price or purchase price relating to any Award, (4) the maximum number of shares of Company Stock that may be issued pursuant to Incentive Stock Options during the term of the Plan and (5) the maximum number of shares subject to Awards which may be awarded to any Participant during any tax year of the Company shall be equitably adjusted as necessary to prevent the dilution or enlargement of the rights of Participants without change in the aggregate purchase price; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code.

(d)   **Adjustment for Change or Exchange of Shares for Other Consideration**
In the event the outstanding shares of Company Stock shall be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a recapitalization, reclassification, merger, consolidation, combination or similar transaction ("Transaction"), then, unless otherwise determined by the Committee in its sole and absolute discretion, (1) each Option shall thereafter become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of Company Stock subject to the Option would have been changed or exchanged had the Option been exercised in full prior to such transaction, provided that, if the kind or amount of capital stock or cash, securities or other property received in such transaction is not the same for each outstanding share, then the kind or amount of capital stock or cash, securities or other property for which the Option shall thereafter become exercisable (or the other Award shall thereafter represent) shall be the kind and amount so receivable per share by a plurality of the shares of Company Stock, and provided further that, if necessary, the provisions of the Option shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of capital stock, cash, securities or other property thereafter issuable or deliverable upon exercise of the Option, and (2) each Award that is not an Option and that is not automatically changed in connection with the Transaction shall represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of Company Stock covered by the Award would have been changed or exchanged had they been held by a shareholder of the Company.

(e)   **Reuse of Shares**
The following shares of Company Stock shall again become available for Awards: (1) any shares subject to an Award that remain unissued upon the cancellation, surrender, exchange or termination of such award for any reason whatsoever and any shares of Restricted Stock forfeited; (2) any shares delivered (or deliverable) to the Participant pursuant to an Option exercise and received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in payment of the Option Exercise Price upon a Participant's exercise of an Option as permitted under Section 7(c)(3) hereof (for the avoidance of doubt, for the purpose of this clause (2), in the case of Options where the exercise price is paid by the Company's retention of shares of Company Stock that would otherwise be distributed

to the Participant upon exercise of the Option, the retained shares are considered deliverable by the Participant and become available for future issuance); and (3) any shares received (or retained) by the Company (whether by actual delivery, attestation or otherwise) in connection with the exercise, vesting or delivery of an Award in respect of tax withholding or other similar tax obligations.

(f) Substitute Awards

Substitute Awards shall not reduce the shares of Company Stock authorized for grant under the Plan or the applicable limitations on grants to a Participant under Section 3(b) hereof, nor shall shares of Company Stock subject to a Substitute Award be added to the shares of Company Stock available for Awards under the Plan as provided in Section 3(e) hereof. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Company Stock authorized for grant under the Plan; and shares of Company Stock subject to such Awards shall not be added to the shares of Company Stock available for Awards under the Plan as provided in Section 3(e) hereof; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who are eligible to receive such Awards under the rules of the principal U.S. national securities exchange on which the shares of Company Stock are listed.

4. Administration of the Plan

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Company Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award; to determine whether, to what extent and under what circumstances an Award may be settled, canceled, forfeited, exchanged or surrendered; to make adjustments in the performance goals in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations or accounting principles; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may, in its sole and absolute discretion, without amendment to the Plan, (a) accelerate the date on which any Option granted under the Plan becomes exercisable, waive or amend the operation of Plan provisions respecting exercise after termination of employment or otherwise adjust any of the terms of such Option, and (b) accelerate the Vesting Date, or waive any condition imposed hereunder, with respect to any share of Restricted Stock, Phantom Stock or other Award or otherwise adjust any of the terms applicable to any such Award. Except pursuant to the operation of Section 3(c) hereof or Section 3(d) hereof, the Committee shall not have the authority to decrease the exercise price of Options granted under the Plan.

The Committee may delegate to one or more of the Company's executive officers (or, in the case of ministerial duties only, other employees) all or any portion of the Committee's authority, powers, responsibilities and administrative duties under the Plan, with such conditions and limitations as are required under applicable law or as the Committee may otherwise prescribe; provided, however, that only the Committee is authorized to grant Awards to, or make decisions or interpretations with respect to Awards granted to, Participants who are subject to potential liability under Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company. A record of all actions taken by any executive officer (or other employee) to whom the Committee has delegated a portion of its powers or responsibilities shall periodically be filed with the minutes of the meetings of the Committee and shall be made available for review by the Committee upon request.

5. Eligibility

The persons who shall be eligible to receive Awards pursuant to the Plan shall be such employees of the Company (including officers of the Company, whether or not they are directors of the Company), Nonemployee Directors and nonemployee service providers and consultants to the Company, in each case as the Committee shall select from time to time. The grant of any Award hereunder at any time to any such Nonemployee Director, employee, service provider or consultant shall not entitle such person to a grant of an Award at any future time.

6. Awards Under the Plan; Agreement; Performance Goals

The Committee may grant Options, shares of Restricted Stock, Phantom Stock, Stock Appreciation Right, Stock Bonuses and Other Awards in such amounts and with such terms and conditions as the Committee shall determine, subject to the provisions of the Plan.

Each Award granted under the Plan (except an unconditional Stock Bonus) shall be evidenced by an Agreement which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable which are not in conflict with the terms of the Plan. By accepting an Award, a Participant thereby agrees that the award shall be subject to all of the terms and provisions of the Plan and the applicable Agreement.

Any Company Stock required to be issued to a Participant under the Plan shall be evidenced in such manner as the Committee may in its sole discretion deem appropriate, including book-entry registration or delivery of stock certificates. References in the Plan or in any Agreement to stock certificates shall be deemed to refer to book-entry registration in the case of any Company Stock evidenced in such manner and the provisions regarding stock certificates shall be applicable to Company Stock evidenced in book-entry form *mutatis mutandis*.

Notwithstanding anything to the contrary contained in the Plan, any Award granted under the Plan may be (but is not required to be) subject to vesting based on the attainment by the Company of performance goals established by the Committee.

7. Options and Stock Appreciation Rights

(a) Identification of Options

Each Option shall be clearly identified in the applicable Agreement as either an Incentive Stock Option or a Nonqualified Stock Option.

(b) Exercise Price

Each Agreement with respect to an Option shall set forth the amount (the "Option Exercise Price") payable by the grantee to the Company upon exercise of the Option. The Option Exercise Price per share shall be determined by the Committee; provided, however, that (other than in connection with Substitute Awards) the Option Exercise Price shall in no event be less than the Fair Market Value of a share of Company Stock on the date the Option is granted. Without limitation of the authority set forth in Section 3(c) hereof or Section 3(d) hereof, no Option shall be settled, canceled, forfeited, exchanged or surrendered in exchange or otherwise in consideration for a new Option with an Option Exercise Price that is less than that of such settled, canceled, forfeited, exchanged or surrendered Option, nor shall any Option be settled, canceled, forfeited, exchanged or surrendered in exchange or otherwise in consideration for a cash payment from the Company in excess of the difference between the Option Exercise Price of such Option and the Fair Market Value of the shares of Company Stock subject to such Option on the day of such payment.

(c) Term and Exercise of Options

(1) Unless the applicable Agreement provides otherwise, an Option shall become cumulatively exercisable as to 25% of the shares covered thereby on each of the first, second, third, and fourth anniversaries of the date of grant. The Committee shall determine the expiration date of each Option; provided, however, that no Incentive Stock Option shall be exercisable more than ten (10) years after the date of grant.

(2) To the extent that an Option to purchase shares is not exercised by a Participant when it becomes initially exercisable, it shall not expire but carry forward and shall be exercisable until its expiration or as provided by Section 7(e) hereof. If any Option is exercisable in the amount of one hundred (100) or more full shares of Company stock, the Company shall not be obligated to permit the partial exercise of such exercisable Option for less than one hundred (100) full shares.

(3) An Option shall be exercised by delivering notice as specified in the Agreement on the form of notice provided by the Company. Payment for the exercise price of the shares of Company Stock purchased upon the exercise of an Option shall be made on the effective date of such exercise by one or a combination of the following means: (A) in cash or by personal check, certified check, bank cashier's check or wire transfer; (B) in shares of Company Stock owned by the Participant for at least six months prior to the date of exercise and valued at their Fair Market Value on the effective date of such exercise; or (C) by any such other methods as the Committee may from time to time authorize (which shall include the use of a broker-assisted cashless exercise procedure and the payment of the exercise price by authorizing the Company to retain shares of Company Stock that otherwise would be distributed to the Participant upon exercise of the Option). In the case of a Participant who is subject to Section 16 of the Exchange Act, the Company may require that the method of making such payment be in compliance with Section 16 of the Exchange Act and the rules and regulations thereunder. Any payment in shares of Company Stock shall be effected by the delivery of such shares to the Secretary of the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, together with any other documents and evidences as the Secretary of the Company shall require.

(4) Certificates (if any) for shares of Company Stock purchased upon the exercise of an Option shall be issued in the name of or for the account of the Participant or other person entitled to receive such shares, and delivered to the Participant or such other person as soon as practicable following the effective date on which the Option is exercised.

(5) Notwithstanding the foregoing, an Agreement may provide that if on the last day of the term of an Option the Fair Market Value of one share of Company Stock exceeds the option price per share of Company Stock, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding shares of Company Stock otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of shares of Company Stock for which the Option was deemed exercised, less the number of shares of Company Stock required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional shares of Company Stock shall be settled in cash.

(d) Limitations on Incentive Stock Options

(1) To the extent that the aggregate Fair Market Value of shares of Company Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other stock option plan of the Company or a Subsidiary shall exceed $100,000, such Options shall be treated as Nonqualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

(2) No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns (or is deemed to own under the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless (A) the exercise price of such Incentive Stock Option is at least 110% of the Fair Market Value of a share of Company Stock at the time such Incentive Stock Option is granted, and (B) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

(e) Effect of Termination of Employment

(1) In the event that the employment of a Participant with the Company shall terminate for any reason other than (A) Cause or (B) death, the Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable for such period as may be provided in the Agreement (or as may be provided by the Committee), but in no event following the expiration of its term. The treatment of any Option that remains unexercisable as of the date of termination shall be as set forth in the Agreement (or as may be otherwise determined by the Committee).

(2) In the event that the employment of a Participant with the Company shall terminate on account of the death of the Participant, all Options granted to such Participant that remain outstanding as of the date of death shall become fully exercisable and shall remain exercisable by the Participant's legal representatives, heirs or legatees for such period as may be provided in the Agreement (or as otherwise may be determined by the Committee), but in no event following the expiration of their respective terms. Unless the applicable Agreement provides otherwise, cessation of active employment or service due to commencement of long-term disability as determined by the Committee shall not be deemed to constitute a termination of employment or service for purposes of the Plan, and during the continuance of such long-term disability the individual shall be deemed to continue active employment or service with the Company; provided, however, that the Committee may in its sole discretion determine that a Participant's long-term disability constitutes a permanent disability and may deem such permanent disability to be a termination of employment or service for any or all purposes under this Plan.

(3) In the event of the termination of a Participant's employment for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(f) Acceleration of Exercise Date Upon Change in Control

The Committee in its sole and absolute discretion may provide, either at the time of grant as provided in the Agreement or thereafter, that upon the occurrence of a Change in Control, an Option granted under the Plan and outstanding at such time shall (1) become immediately exercisable in whole or in part (in which case the Committee shall determine the period during which such Option shall remain exercisable), and/or (2) be canceled in exchange for the right to receive property equivalent in value to such Option, as determined by the Committee.

(g) Leave of Absence

In the case of any Participant on an approved leave of absence, the Committee may make such provision respecting the continuance of the Options held by such Participant while in the employ or service of the Company as it may deem equitable, except that in no event may an Option be exercised after its expiration.

(h) Stock Appreciation Rights

(1) The Committee may grant Stock Appreciation Rights (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award or (c) without regard to any Option or other Award, in each case upon such terms and conditions as the Committee may establish in its sole discretion.

(2) Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(A) Unless the applicable Agreement provides otherwise, a Stock Appreciation Right shall become cumulatively exercisable as to 25% of the shares of Company Stock covered thereby on each of the first, second, third, and fourth anniversaries of the date of grant. The Committee shall determine the expiration date of each Stock Appreciation Right.

(B) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one share of Company Stock on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(C) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole shares of Company Stock or other property, or any combination thereof.

(D) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(E) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per share of Company Stock of no less than the Fair Market Value of one share of Company Stock on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 3(c) hereof.

(F) An Agreement may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one share of Company Stock exceeds the grant price per share of Company Stock of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of shares of Company Stock (or cash) required for withholding taxes; any fractional share of Company Stock shall be settled in cash.

Without the approval of the Company's shareholders, other than pursuant to Section 3(e) hereof, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of one share of Company Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares of Company Stock are listed.

8. Restricted Stock

(a) Price

At the time of the grant of shares of Restricted Stock, the Committee shall determine the price, if any, to be paid by the Participant for each share of Restricted Stock subject to the Award.

(b) Vesting Date

Subject to Section 31 hereof, at the time of the grant of shares of Restricted Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such shares. The Committee may divide such shares into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Restricted Stock imposed pursuant to Section 8(c) hereof are satisfied, and except as provided in Section 8(h), upon the occurrence of the Vesting Date with respect to a share of Restricted Stock, such share shall vest and the restrictions of Section 8(d) hereof shall lapse.

(c) Conditions to Vesting

Subject to Section 31 hereof, at the time of the grant of shares of Restricted Stock, the Committee may impose such restrictions or conditions to the vesting of such shares as it, in its absolute discretion, deems appropriate.

(d) Restrictions on Transfer Prior to Vesting

Prior to the vesting of a share of Restricted Stock, no transfer of a Participant's rights with respect to such share, whether voluntary or involuntary, by operation of law or otherwise, shall be permitted. Immediately upon any attempt to transfer such rights, such share, and all of the rights related thereto, shall be forfeited by the Participant.

(e) Dividends on Restricted Stock

The Committee in its discretion may require that any dividends paid on shares of Restricted Stock be held in escrow until all restrictions on such shares have lapsed.

(f)   Issuance of Certificates

(1) Reasonably promptly after the date of grant with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of or for the account of the Participant to whom such shares were granted, evidencing such shares. Each such stock certificate shall bear a legend substantially in the following form:

The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan and an Agreement entered into between the registered owner of such shares and the Company. A copy of the Plan and the Agreement is on file in the office of the Secretary of the Company, 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707.

Such legend shall not be removed until such shares vest pursuant to the terms hereof. Alternatively, in its sole discretion, the Company may document ownership of such shares in book-entry form.

(2) Each certificate (if any) issued pursuant to this Section 8(f) hereof, together with the stock powers relating to the shares of Restricted Stock evidenced by such certificate, shall be held by the Company unless the Committee determines otherwise.

(g)   Consequences of Vesting

Upon the vesting of a share of Restricted Stock pursuant to the terms hereof, the restrictions of Section 8(d) hereof shall lapse with respect to such share. Reasonably promptly after a share of Restricted Stock vests, the Company shall cause to be delivered to the Participant to whom such shares were granted a certificate evidencing such share, free of the legend set forth in Section 8(f) hereof, or cause a removal of such legend from the book entry evidencing such shares.

(h)   Effect of Termination of Employment

(1) Except as the Committee in its sole and absolute discretion may otherwise provide in the applicable Agreement, and subject to the Committee's authority pursuant to Section 4 hereof, upon the termination of a Participant's employment for any reason other than Cause, any and all shares to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company; provided that if the Committee, in its sole and absolute discretion, shall within thirty (30) days after such termination of employment notify the Participant in writing of its decision not to terminate the Participant's rights in such shares, then the Participant shall continue to be the owner of such shares subject to such continuing restrictions as the Committee may prescribe in such notice. In the event of a forfeiture of shares pursuant to this section, the Company shall repay to the Participant (or the Participant's estate) any amount paid by the Participant for such shares. In the event that the Company requires a return of shares, it shall also have the right to require the return of all dividends paid on such shares, whether by termination of any escrow arrangement under which such dividends are held or otherwise.

(2) In the event of the termination of a Participant's employment for Cause, all shares of Restricted Stock granted to such Participant which have not vested as of the date of such termination shall immediately be returned to the Company, together with any dividends paid on such shares, in return for which the Company shall repay to the Participant any amount paid by the Participant for such shares.

(i)   Effect of Change in Control

The Committee in its sole and absolute discretion may provide, either at the time of grant or thereafter, that upon the occurrence of a Change in Control, shares of Restricted Stock which have not theretofore vested shall immediately vest in whole or in part and all restrictions on such shares shall immediately lapse in whole or in part.

9. Phantom Stock

(a) Vesting Date

Subject to Section 31 hereof, at the time of the grant of shares of Phantom Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such shares. The Committee may divide such shares into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Phantom Stock imposed pursuant to Section 9(c) hereof are satisfied, and except as provided in Section 9(d) hereof, upon the occurrence of the Vesting Date with respect to a share of Phantom Stock, such share shall vest.

(b) Benefit Upon Vesting

Upon the vesting of a share of Phantom Stock, the Participant shall be entitled to receive, within thirty (30) days of the date on which such share vests, an amount, in cash and/or shares of Company Stock, as determined by the Committee, equal to the sum of (1) the Fair Market Value of a share of Company Stock on the date on which such share of Phantom Stock vests, and (2) the aggregate amount of cash dividends paid with respect to a share of Company Stock during the period commencing on the date on which the share of Phantom Stock was granted and terminating on the date on which such share vests (unless such dividends have already been paid to the Participant).

(c) Conditions to Vesting

Subject to Section 31 hereof, at the time of the grant of shares of Phantom Stock, the Committee may impose such restrictions or conditions to the vesting of such shares as it, in its absolute discretion, deems appropriate, to be contained in the Agreement.

(d) Effect of Termination of Employment

Except as the Committee in its sole and absolute discretion may otherwise provide in the applicable Agreement, and subject to the Committee's authority pursuant to Section 4 hereof, shares of Phantom Stock that have not vested, together with any dividends credited on such shares, shall be forfeited upon the Participant's termination of employment for any reason.

(e) Effect of Change in Control

The Committee in its sole and absolute discretion may provide, either at the time of grant or thereafter, that upon the occurrence of a Change in Control, outstanding shares of Phantom Stock which have not theretofore vested shall immediately vest in whole or in part and payment in respect of such vested shares shall be made in accordance with the terms of this Plan.

10. Stock Bonuses

In the event that the Committee grants a Stock Bonus, a certificate for the shares of Company Stock constituting such Stock Bonus shall be issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable.

11. Other Awards

Other forms of Awards ("Other Awards") valued in whole or in part by reference to, or otherwise based on, Company Stock may be granted either alone or in addition to other Awards under the Plan. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of shares of Company Stock to be granted pursuant to such Other Awards and all other conditions of such Other Awards, subject to Section 31 hereof.

12. Additional Provisions Regarding Nonemployee Director Awards

In addition to the other applicable provisions of the Plan, the provisions of this Section 12 shall apply to Awards to Nonemployee Directors.

(a) General

Nonemployee Directors shall be eligible to receive Awards under the Plan (other than Incentive Stock Options).

(b) Timing and Amount of Grant

Subject to Section 12(f) hereof, at such times as the Committee may determine, each then serving Nonemployee Director shall be granted an Award of such type and size and with such terms and conditions (consistent with the Plan) as the Committee in its sole and absolute discretion may determine.

(c) [Reserved.]

(d) Term and Exercisability

Each Award granted to a Nonemployee Director shall become vested on such terms and conditions (consistent with the Plan) as the Committee in its sole and absolute discretion may determine. The vesting of each Award granted to a Nonemployee Director shall be fully accelerated upon a Change in Control.

(e) Termination

Except as the Committee in its sole and absolute discretion may otherwise provide in an applicable Agreement, and subject to the Committee's authority pursuant to Section 4 hereof, in the event of the termination of a Nonemployee Director's service with the Company, any outstanding and unvested Award held by such Nonemployee Director granted under the Plan shall expire at the commencement of business on the date of such termination. For purposes of the Plan, any termination of a Nonemployee Director's service with the Company shall not be deemed to occur if the Nonemployee Director continues to serve for the Company as consultant, employee or in any other capacity.

(f) Limitations on Compensation of Nonemployee Directors and Chairman of Board of Directors

(1) Except as provided in the last sentence of this Section 12(f)(1) and in Sections 12(f)(2) and 12(f)(3) hereof, during any calendar year, the aggregate number of shares of Company Stock subject to one or more Awards granted to a Nonemployee Director in such year shall not exceed 12,750 shares of Company Stock (calculated as described in Section 12(g) hereof). Notwithstanding the foregoing, except as provided in Section 12(f)(3) hereof, during the first calendar year in which a Nonemployee Director serves on the Board of Directors, the aggregate number of shares of Company Stock subject to one or more Awards granted to such Nonemployee Director in such year shall not exceed 34,000 shares of Company Stock (calculated as described in Section 12(g) hereof).

(2) Except as provided in Section 12(f)(3) hereof, during any calendar year, the aggregate number of shares of Company Stock subject to one or more Awards granted to a Nonemployee Director then serving as Chairman of the Board of Directors in such year shall not exceed 25,500 shares of Company Stock (calculated as described in Section 12(g) hereof). Notwithstanding the foregoing, except as provided in Section 12(f)(3) hereof, during the first calendar year in which a Nonemployee Director serves as Chairman of the Board of Directors, the aggregate number of shares of Company Stock subject to one or more Awards granted to such Nonemployee Director in such year shall not exceed 68,000 shares of Company Stock (calculated as described in Section 12(g) hereof).

(3) Notwithstanding the foregoing, any equity compensation of the Nonemployee Directors and the Chairman of the Board of Directors shall be, for the years set forth in the Settlement (as defined below), subject to the terms of the Stipulation of Compromise and Settlement, dated as of October 5, 2018, by and among the Plaintiffs and the Individual Defendants (each as defined therein) and the Company, as nominal defendant (the "Settlement") in the shareholder derivative actions entitled *Cement Masons Local 780 Pension Fund, et ano. v. Leonard S. Schleifer, et al.*, Index No. 654453/2015 (N.Y. Co.) (filed December 30, 2015) and *Public Employees' Retirement System of Mississippi v. Leonard S. Schleifer, et al.*, Index No. 656813/2017 (N.Y. Co.) (filed November 8, 2017).

(g) Calculation of Limitations on Nonemployee Director Compensation

For purposes of applying the limits on the Awards to Nonemployee Directors specified in Sections 12(f)(1) and 12(f)(2) hereof, (1) an Award other than a Nonqualified Stock Option or Stock Appreciation Right shall be treated as an Award of one and one-half (1.5) shares of Company Stock for each share actually subject to such Award and (2) a Nonqualified Option or Stock Appreciation Right shall be treated as an Award of one share of Company Stock for each share actually subject to such Award.

13. Rights as a Shareholder

No person shall have any rights as a shareholder with respect to any shares of Company Stock covered by or relating to any Award until the date of issuance of a stock certificate with respect to such shares or registering a book entry evidencing the issuance of such shares. Except as otherwise provided in Section 3(c) hereof, no adjustment to any Award shall be made for dividends or other rights for which the record date occurs prior to the date such stock certificate is issued or such book entry is registered.

14. No Employment Rights; No Right to Award

Nothing contained in the Plan or any Agreement shall confer upon any Participant any right with respect to the continuation of employment by the Company or interfere in any way with the right of the Company, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant.

No person shall have any claim or right to receive an Award hereunder. The Committee's granting of an Award to a participant at any time shall neither require the Committee to grant any other Award to such Participant or other person at any time or preclude the Committee from making subsequent grants to such Participant or any other person.

15. Securities Matters

(a) The Company shall be under no obligation to effect the registration pursuant to the Securities Act of any interests in the Plan or any shares of Company Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates, or to cause to be registered any book entries, evidencing shares of Company Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates, or the book-entry registration, is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Company Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates, or the book-entry registration, evidencing shares of Company Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates or book entries bear or are subject to such legends, as the Committee, in its sole discretion, deems necessary or desirable.

(b) The transfer of any shares of Company Stock hereunder shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Company Stock are traded. The Committee may, in its sole discretion, defer the effectiveness of any transfer of shares of Company Stock hereunder in order to allow the issuance of such shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Participant in writing of its decision to defer the effectiveness of a transfer. During the period of such deferral in connection with the exercise of an Option, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

16. Withholding Taxes

Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto.

Whenever shares of Company Stock are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. With the approval of the Committee, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery shares of Company Stock having a value up to the maximum amount of tax required to be withheld. Such shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Award.

17. Notification of Election Under Section 83(b) of the Code

If any Participant shall, in connection with the acquisition of shares of Company Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service.

18. Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

Each Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Company of any disposition of shares of Company Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within ten (10) days of such disposition.

19. Amendment or Termination of the Plan

The Board of Directors may, at any time, suspend or terminate the Plan or revise or amend it in any respect whatsoever; provided, however, that shareholder approval shall be required if and to the extent the Board of Directors determines that such approval is appropriate for purposes of satisfying Section 422 of the Code or Rule 16b-3 or other applicable law or regulation (including listing standards). Awards may be granted under the Plan prior to the receipt of such shareholder approval but each such grant shall be subject in its entirety to such approval and no award may be exercised, vested or otherwise satisfied prior to the receipt of such approval. Nothing herein shall restrict the Committee's ability to exercise its discretionary authority pursuant to Section 4 hereof, which discretion may be exercised without amendment to the Plan. Without limiting the authority of the Committee under Section 3(c) hereof or Section 3(d) hereof, and subject to Section 32 hereof, no action hereunder may, without the consent of a Participant, reduce the Participant's rights under any outstanding Award.

20. Transferability

Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executor or administrator of the Participant's estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Award by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer, and (b) an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgments made by the Participant or in connection with the grant of the Award.

During the lifetime of a Participant, the Committee may, in its sole and absolute discretion, permit the transfer of an outstanding Option, unless such Option is an Incentive Stock Option and the Committee and the Participant intends that it shall retain such status. Subject to the approval of the Committee and to any conditions that the Committee may prescribe, a Participant may, upon providing written notice to the Secretary of the Company, elect to transfer any or all Options granted to such Participant pursuant to the Plan to members of his or her immediate family (including, but not limited to, children, grandchildren and spouse or to trusts for the benefit of such immediate family members or to partnerships in which such family members are the only partners) or to other persons or entities approved by the Committee; provided, however, that no such transfer by any Participant may be made in exchange for consideration.

21. Expenses

The expenses of the Plan shall be paid by the Company.

22. Failure to Comply

In addition to the remedies of the Company elsewhere provided for herein, failure by a Participant (or beneficiary) to comply with any of the terms and conditions of the Plan or the applicable Agreement, unless such failure is remedied by such Participant (or beneficiary) within ten days after notice of such failure by the Committee, shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Committee, in its absolute discretion, may determine.

23. Effective Date and Term of Plan

The Plan shall be subject to the requisite approval of the shareholders of the Company. Unless earlier terminated by the Board of Directors, the right to grant Awards under the Plan shall terminate on the tenth anniversary of the Effective Date. Awards outstanding at Plan termination shall remain in effect according to their terms and the provisions of the Plan.

24. Applicable Law

Except to the extent preempted by any applicable federal law, the Plan shall be construed and administered in accordance with the laws of the State of New York without reference to its principles of conflicts of law.

25. Participant Rights

No Participant shall have any claim to be granted any award under the Plan, and there is no obligation for uniformity of treatment for Participants. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by any Award until the date of the issuance of a Company Stock certificate to him or her or the book-entry registration in such Participant's or such transferee's name for such shares.

26. Unfunded Status of Awards

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company.

27. No Fractional Shares

No fractional shares of Company Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

28. Beneficiary

A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the grantee's beneficiary.

29. Substitute Awards

Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which such Substitute Awards are granted.

30. Interpretation

The Plan is designed and intended to permit the grant of Awards which comply with the exemption set forth in Rule 16b-3 and to permit the grant of awards which either comply with or exempt from the provisions of Section 409A of the Code. All provisions hereof shall be construed in a manner to so comply with such intention.

31. Severability

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

32. Applicability of Company Policy

By accepting an Award under the Plan, each Participant agrees that the terms and conditions of the Company's Policy Regarding Recoupment or Reduction of Incentive Compensation for Compliance Violations, as in effect from time to time, shall apply to such Participant's Award(s) under the Plan.





REGENERON

**777 OLD SAW MILL RIVER ROAD
TARRYTOWN, NY 10591-6707**